UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			11
Financial Statements
Balance Sheets			14
Income Statements			18
Statements of Changes in Stockholders' Equity - Bank			19
Statements of Changes in Stockholders' Equity - Consolidated			20
Statements of Cash Flows			21
Statements of Value Added			22
Notes to the Financial Statements
Note	1	. General Information	23
Note	2	. Presentation of Financial Statements	23
Note	3	. Significant Accounting Practices	24
Note	4	. Cash and Cash Equivalents	31
Note	5	. Interbank Investments	32
Note	6	. Securities and Derivatives Financial Instruments	33
Note	7	. Interbank Accounts	52
Note	8	. Loan Portfolio and Allowance for Loan Losses	52
Note	9	. Foreign Exchange Portfolio	56
Note	10	. Trading Account	57
Note	11	. Tax Credits	57
Note	12	. Other Receivables - Other	59
Note	13	. Non-Current Assets Held for Sale	59
Note	14	. Dependence Information and Foreign Subsidiary	59
Note	15	. Investments in Affiliates and Subsidiaries	61
Note	16	. Fixed Assets	67
Note	17	. Intangibles	67
Note	18	. Money Market Funding and Borrowings and Onlendings	68
Note	19	. Tax and Social Security	71
Note	20	. Subordinated Debts	73
Note	21	. Debt Instruments Eligible to Compose Capital	73
Note	22	. Other Payables - Other	74
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	75
Note	24	. Stockholders’ Equity	79
Note	25	. Operational Ratios	80
Note	26	. Related Parties	81
Note	27	. Income from Services Rendered and Banking Fees	87
Note	28	. Personnel Expenses	87
Note	29	. Other Administrative Expenses	88
Note	30	. Tax Expenses	88
Note	31	. Other Operating Income	88
Note	32	. Other Operating Expenses	89
Note	33	. Non-Operating Result	89
Note	34	. Income Tax and Social Contribution	89
Note	35	. Employee Benefit Plans - Post-Employment Benefits	90
Note	36	. Risk Management Structure	100
Note	37	. Corporate Restructuring	105
Note	38	. Subsequent Event	107
Note	39	. Other Information	108
Executive’s Report of Financial Statements			109
Executive’s Report of Independent Auditors' Report			110

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW

Dear Stockholders:

We present the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2017, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Commission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the period ended March 31, 2017, were disclosed simultaneously on the website www.santander.com.br/ri.

1) Macroeconomic Environment

In the first three months of 2017, economic activity showed different signs. On the one hand, confidence indicators, both business and consumer, resumed the upward trajectory, and important segments of agriculture (in spite of the negative impact of the "Operação Carne Fraca") and industry showed data on increased production. On the other hand, service and trade activities remained at alarming levels, which kept the market cautious about the recovery intensity of the local economy. In sum, Banco Santander maintains the assessment that the Brazilian GDP will grow again in 2017, after two years of strong contraction, and the result of the first quarter should interrupt a long sequence of eight consecutive negative changes. However, this recovery should occur at a slow and gradual pace, with more consistent evidence only from the second half of the year.

In addition to the improvement in confidence indicators, Banco Santander's expectation of growth in the Brazilian economy this year is mainly supported by the following factors: (i) end of the inventory adjustment cycle in large productive chains; (ii) lower perception of risk on the local macroeconomic environment; (iii) stabilization of real wages; (iv) improvement of financial conditions, leading to the unblocking of the credit market; (v) increase in the terms of trade (export prices / import prices); and (vi) strong expansion of agricultural crops.

Despite this positive scenario, the upward trend in the unemployment rate should not be reversed in the coming months, inhibiting faster growth in household consumption and, consequently, GDP. In this sense, it is worth mentioning that the latest IBGE disclosures showed a further increase in the unemployment rate in the Brazilian economy, which already stands at 13.0% (equivalent to around 13.5 million people).

In the field of inflation, news has been increasingly positive. In fact, IPCA publications in recent months have shown variations below market expectations, especially the very broad price deceleration profile and Banco Santander has the (demand for assets and services in the economy), it is worth noting the contribution of the anchoring of the expectations, the exchange rate relatively appreciated and greater supply of agricultural products.

This scenario of continued fall in inflation has given way to an increasingly intense pace of monetary policy easing. After two 0.75% cuts at the Monetary Policy Committee's (Copom) January and February 2017 meetings, the basic interest rate should continue to be reduced to 8.50% by the end of the year (the same level projected by the Banco Santander for 2018).

With regard to the exchange rate, the relatively appreciated Brazilian currency levels are expected to continue (the average price was around R$/US$3.15 in the first quarter), in line with the broad international liquidity, of international commodity prices and more favorable signs in the domestic macroeconomic scenario. However, Banco Santander maintains the prognosis that the exchange rate will reach more depreciated levels at the end of the year (Banco Santander projected R$/US$3.50), as there is greater skepticism about (Thus, Banco Santander does not see the current levels of commodity prices as sustainable), the Bank foresees a significant reduction in the interest differential and perceives risks that are relevant to the dynamics of domestic fiscal accounts. By the way, Banco Santander believes that the primary results of the public sector will continue to be deficient in the coming years, in spite of the improvement in tax collection that tends to be generated by the resumption of economic growth; therefore, the approval of the reforms proposed by the government (highlighting Social Security) is crucial for the stabilization of the ratio between public debt and GDP in the long term.

In this context of consumption and still small investments, and cautious banks in the granting of new loans, credit declines in annual comparison (a decrease of 3.5% in February 2017 compared to the same as in the previous year). However, the Bank estimates that the recovery of the confidence of entrepreneurs and consumers, combined with the reduction of the Selic rate, should reverse the downward trend of the credit balance over the coming months, albeit at a moderate pace due to the high indebtedness of families and businesses.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	3M17	3M16	annual changes %	4Q16	1Q17 vs. 4Q16 changes %
Financial Income	21,100.4	21,096.1	0.0	20,319.6	3.8
Financial Expenses	(13,579.6)	(12,577.6)	8.0	(15,953.1)	-14.9
Gross Profit From Financial Operations (1) (2)	7,520.7	8,518.5	-11.7	4,366.5	72.2
Other Operating (Expenses) Income (3)	(3,373.8)	(3,708.6)	-9.0	(2,666.8)	26.5

Operating Income	4,146.9	4,809.8	-13.8	1,699.7	144.0

Non-Operating Income	(68.4)	25.4	-369.4	(455.3)	-85.0

Income Before Taxes on Income and Profit Sharing	4,078.5	4,835.2	-15.7	1,244.4	227.7

Income Tax and Social Contribution	(1,845.3)	(3,302.1)	-44.1	537.9	-443.1
Profit Sharing	(319.2)	(318.4)	0.3	(261.8)	21.9
Minority Interest	(89.6)	(2.1)	4,219.3	17.0	-627.0

Consolidated Net Income	1,824.5	1,212.7	50.4	1,537.5	18.7

Excludes goodwill amortizations expenses	455.7	447.4	1.8	451.4	0.9

Net Income Excluding Goodwill Amortization	2,280.1	1,660.2	37.3	1,988.9	14.6

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$Million)	3M17	3M16	annual changes %	4Q16	1Q17 vs. 4Q16 changes %
Operating Income	7,520.7	8,518,5	11.7	4,366.5	72.2
IR/CSLL	(872.3)	(3,098.0)	-71.8	(37.0)	2,257.6
Adjusted Operating Income	6,648.4	5,420.5	22.7	4,329.5	53.6

1) Hedge of the foreign investments - The Bank operates a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines, which are extended to our customers for working capital and trade-related financings. To protect the exposures in exchange rate variations, the Bank uses derivatives. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable for PIS/COFINS/IR/CSLL purposes, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the accumulated of period ended on March 31, 2017 an loss of R$1,066 million (2016 - R$3,786 million). On the other hand, the derivatives contracted to cover these positions generated a gain in "Derivatives Transaction" of R$2,033 million (2016 - R$7,220 million). The tax effect of these derivatives impacted the Tax Expenses line generating a tax loss of R$967 million (2016 - R$3,434 million) represented by R$95 million (2016 - R$336 million) of PIS/Cofins and R$872 million (2016 - R$3,098 million) IR/CSLL.

2) Gross Profit from Financial Operations - The increase in the first quarter of 2017 was, mainly, due to higher revenues from the market and customer funding, as well as the reduction in Allowance for Loan Losses, mainly, due to Bank's solid risk culture, with focus on the control of credit portfolio quality indicators compared to the first and fourth quarters of 2016.

3) General Expenses - The total of general expenses, including personnel expenses, other administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization, increased 5.0% in the period ended March 31, 2017, compared with the period of 2016, while personnel and profit sharing expenses increased 3.2% and other administrative expenses increased 6.6% YoY.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Mar/17	Dec/16	changes %	Mar/16	annual changes %
Current and Long-Term Assets	701,087.5	688,673.4	1.8	655,329.3	7.0
Permanent Assets	12,429.5	13,031.1	-4.6	13,420.3	-7.4
TOTAL ASSETS	713,517.1	701,704.5	1.7	668,749.6	6.7
Current and Long-Term Liabilities	649,710.5	640,842.7	1.4	608,359.9	6.8
Deferred Income	542.6	564.6	-3.9	409.1	32.7
Minority Interest	2,566.4	2,525.7	1.6	1,927.7	33.1

Stockholders' Equity	60,697.5	57,771.5	5.1	58,052.9	4.6

TOTAL LIABILITIES	713,517.1	701,704.5	1.7	668,749.6	6.7

Total assets are mainly represented:

(R$Millions)	Mar/17	Dec/16	changes %	Mar/16	annual changes %
Loan Portfolio	257,168.8	256,883.0	0.1	248,270.8	3.6
Securities and Derivative Financial Instruments (1)	166,131.4	169,589.7	-2.0	151,377.1	9.7
Interbank Investments	52,642.0	59,669.2	-11.8	51,481.2	2.3
Interbank Accounts	64,369.4	62,900.2	2.3	57,100.8	12.7

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity, in the amount of R$9,121.2 million.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Mar/17	Dec/16	changes %	Mar/16	annual changes %
Individuals (1)	93,986.4	91,414.3	2.8	85,593.1	9.8
Consumer Finance	35,778.6	34,777.1	2.9	32,708.3	9.4
Small and Medium-sized Entities	32,511.5	32,798.8	-0.9	34,063.7	-4.6
Large-sized Entity	94,892.3	97,892.8	-3.1	95,905.7	-1.1
Total Loan portfolio (gross)	257,168.8	256,883.0	0.1	248,270.8	3.6

Allowance for Loan Losses	(17,083.9)	(18,332.7)	-6.8	(16,396.0)	4.2

Total Loan portfolio (net)	240,084.9	238,550.3	0.6	231,874.8	3.5
(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$125,754 on March 31, 2017 (12/31/2016 - R$122,287).

On Mar 31, 2017, the main highlight was the segment "Individuals", which presented growth in both periods, being 2.8% compared to December, 2016 and 9.8% in March, 2016. Growth was, mainly, influenced by credit card and payroll products, as a result of the Bank's commercial strategy.

Delinquency

The over-90-day delinquency ratio reached 2.9% of the total credit portfolio in March 2017, down 0.4% over March, 2016 (3.3%) and down 0.5% over December, 2016 (3.4%).

Allowance for loan losses represents 6.6% of the loan portfolio in March 2017, 7.1% in December, 2016 and 6.6% in March, 2016.

The allowance for loan losses, net of revenues with recovery of loans previously written off in period year ended on March 31, 2017 is R$2,233.4 million and R$2,013.0 million in 2016, YoY, increasing 11.0%. In the fourth quarter of 2016, the amount was R$3,198.8, a reduction of 30.2% compared to the first quarter of 2017.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$Millions)	Mar/17	Dec/16	changes %	Mar/16	annual changes %
Demand Deposits	14,823.6	16,006.3	-7.4	14,491.1	2.3
Saving Deposits	36,113.9	36,051.5	0.2	34,963.8	3.3
Time Deposits	94,812.8	90,524.8	4.7	85,047.9	11.5
Debentures/LCI/LCA(1)	96,261.2	90,426.3	6.5	86,486.5	11.3
Treasury Bills/Structured Operations Certificates (2)	58,666.8	65,393.3	-10.3	62,151.8	-5.6

Total Funding	300,678.3	298,402.3	0.8	283,141.1	6.2
(1) Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
(2) Includes Certificates of Structured Operations.

The total of funding resources increased 0.8%, compared with December, 2016, with highlight to the growth of Debentures/LCI/LCA.

2.5) Stockholders’ Equity

In March 2017, Banco Santander consolidated stockholders’ equity presented an increase of 5.1% compared to December, 2016 and an increase of 4.6% YoY.

The variation in Stockholders' Equity between March 2017 and December 2016 was mainly due to the negative variation of the equity valuation adjustment (securities and derivative financial instruments) in the amount of R$1,251.8 million and the net income for the period In the amount of R$1,824.5 million. In addition, CMN Resolution 4,512 dated July 28, 2016 and Circular Letter Bacen 3,782 dated on September 19, 2016, established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, In the appropriate account of the liability, taking into consideration the result of the period, prospectively from January 1, 2017. The provisions previously recorded had their effect recorded in shareholders' equity, with a counterpart account in liabilities. The adoption of this standard in the period ended on March 31, 2017, impacted shareholders' equity (first adoption) by R$179.3 million, net of tax effect.

Changes in the Provision for Financial Guarantees (R$Million)
Balance at Beginning					325,957
Recognition					68,929
Reversal (1)					(118,796)
Balance at End					276,090
(1) Corresponds to the honored bond, provision recorded in the allowance for doubtful accounts.

Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 4, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and other Bank employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days as from November 4, 2016, and will expire on November 3, 2017.

			Mar/17		Dec/16
			Quantity		Quantity
			Units	Units	ADRs
Treasury shares at beginning of the period			25,785,920	7,080,068	13,137,665
Cancellation of ADRs (1)			-	13,137,665	(13,137,665)
Shares Acquisitions			70,716	14,284,400	-
Payment - Share-based compensation			(4,370,527)	(8,716,213)	-
Treasury shares at end of the period			21,486,109	25,785,920	-
Subtotal - Treasury Shares in thousands of reais			R$ 436,446	R$ 513,889	R$ -
Emission Costs in thousands of Reais			R$ 157	R$ 145	R$ -
Balance of Treasury Shares in thousands of reais			R$ 436,603	R$ 514,034	R$ -

Cost/market Value			Units	Units	ADRs
Minimum cost			R$ 7.55	R$ 7.55	US$ 4.37
Weighted average cost			R$ 16.44	R$ 16.43	US$ 6.17
Maximum cost			R$ 32.29	R$ 26.81	US$ 10.21
market value			R$ 27.65	R$ 28.32	US$ 8.58

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.
In the first quarter of 2017 there were not highlights of Dividends and Interest on Capital.

2.6) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2016 was 10.5%, composed of 9.875% of Minimum Regulatory Capital plus 0.625% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 6.625% and the Minimum CET1 to 5.125%.

For the base year 2017, the requirement for Regulatory Capital remains at 10.5%, considering 9.25% of Minimum Regulatory Capital and 1.25% of Additional Conservation Buffer. The Tier I reaches 7.25% and the Minimum CET1 5.75%.

The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %		Mar/17	Dec/16	Mar/16
Basel Index - consolidated		15.76	16.30	16.43

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended March 31, 2017 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	71,321.2	5,828.9	94.1	2,028.7
Aymoré Crédito, Financiamento e Investimento S.A.	32,270.9	1,481.3	116.8	26,816.0
Santander Brasil, Establecimiento Financiero de Crédito, S.A.	2,696.9	2,525.8	6.8	1,390.4
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Corporate Name of Banco Bonsucesso Consignado S.A.)	8,364.9	684.1	11.3	8,092.2
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (2)	16,618.2	1,566.7	98.4	0.0
Banco PSA Finance Brasil S.A.	1,834.6	283.0	12.1	1,651.8
Banco RCI Brasil S.A.	8,553.3	1,330.3	28.6	7,109.8
Santander Corretora de Câmbio e Valores Mobiliários S.A.	988.0	564.4	6.7	0.0
(1) Includes Leasing portfolio and other credits.

(2) In the third quarter of 2016, after Getnet got from the Bacen approval to act as a payment institution, the activities of acquiring, as well as their related assets and liabilities are now recorded in this entity.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Significant Events

3.1) Change in the scope of consolidation

As of January 1, 2017, came into force CMN resolution No. 4,517 of August 24, 2016, with prospective application, which establishes that equity interests in jointly-controlled companies must be accounted for using the equity method. In view of this, Banco Santander ceased to consolidate the companies Cibrasec Companhia Brasileira de Securitização, Norchem Participações e Consultoria S.A., Estruturadora Brasileira de Projetos S.A., Campo Grande Empreendimentos, Webmotors S.A., PSA Corretora de Seguros e Serviços Ltda. and TecBan - Tecnologia Bancária S.A. and controladas.

3.2) Corporate Restructuring

The Bank implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ("Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of PSA Finance Arrendamento Mercantil S.A., whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these entities from August 1, 2016.

c) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

d) Other Corporate Events

We also performed the following corporate actions:

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory the group of shares representing its capital stock at the ratio of 100,000 shares to 1 common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from 1,370,914 to 13 common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 per common share.

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

• On July 14, 2016, was concluded the sale of 100% of the shares representing the capital stock of Mantiq held by Banco Santander and Santander Participações to Angra Ventures Participações Ltda.

• In June 2016 the holding in the iZettle S.A. Brazil was sold in its entirety.

• On April 30, 2015, the merger and consequent extinction of the company Go Pay by Getnet it were formalized.

• On April 30, 2015 the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A it were formalized.

3.3) Subsequent Events

3.3.1) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2,000.00 million. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units.

3.3.2) Distribution of Interest on Capital

The Board of Directors, at the meeting held on April 25th, 2017, approved the Board of Executive Officers’ proposal for the distribution of Interest on Banco Santander’s Equity, in the gross amount of R$500 million, which, after the deduction of the amount related to the Income Tax Withheld at Source, pursuant to the laws in force, result the net amount corresponding to R$425 million.

4) Strategy

Banco Santander is the only international bank with a scale in the country. The Bank is sure that the way to grow in a recurring and sustainable way is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. The Bank's operations are based on a close and lasting relationship with customers, suppliers and shareholders. For this, the purpose is to contribute to people and businesses to prosper, being a Simple, Personal and Fair Bank, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital, innovative and efficient products and services through a multi-channel platform;

• Improve recurrence and sustainability, growing in businesses with greater revenue diversification, with a balance between credit, funding and service delivery. At the same time maintaining a preventive risk management and strict control of expenses;

• Maintain capital and liquidity discipline, to maintain soundness, address regulatory changes and seize growth opportunities; and

• Increase productivity through an intense schedule of business and operational improvements, enabling a complete portfolio of services.

In the first quarter of 2017, the Bank continued advancing on several strategic fronts, of which the following stand out:

Digital Advances

Reinforcing the digital experience at the end of March 2017:

• Banco Santander surpassed the 2 million downloads mark of Santander Way - the Santander card management application;

• The digital process for the opening of a current account was launched, which is being carried out through mobile, tablet and internet;

• For the customers of Santander Corretora, the new Application was launched, which allows more agility in consultations, recommendations and investments;

• For SMEs, the Santander Companies APP, now transactional and not only advisory, was remodeled. In addition, the Santander ID was replaced, which replaces the token companies, with authentication technology with extra security in Internet Banking and In the Business Application, which is already integrated;

• For individual customers, more functionalities were made available in the application, ID Santander implemented, replacing the online security card and the new Internet Banking with more navigation facilities;

• With all these actions, Bando Santander continued to expand the number of digital customers, which reached 6.9 million + 1.8MM in twelve months and continues to expand digital transactions, which already represent 76% of total bank transactions, An increase of 7.7 percentage points in the last twelve months.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

6) Corporate Governance

The Board of Directors approved, in a meeting held on April 25, 2017, the Banco Santander's Consolidated Financial Statements for period ended March 31, 2016, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen.

The Board of Directors was informed, in a meeting held on March 28, 2017, the resignation of Mr. Marcio Aurelio de Nobrega of his position as Director without specific designation of the Bank, in accordance with the letter of resignation presented to the Board of Directors on March 10, 2017.

The Board of Directors approved, in a meeting held on February 22, 2017, a review of Governance of the Board of Directors, in the following terms: (i) the amendment of the internal regulations of the Nominating, Governance and Compliance Committee, reflecting its scope and denomination, passing such a body to be called the Nominating and Governance Committee; (ii) the amendment of the internal regulations of the Sustainability and Society Committee, reflecting it denomination, passing such a body to be called the Sustainability Committee; (iii) the amendment of the internal regulations of the Risk Committee, reflecting its scope and denomination, passing such a body to be called the Risk and Compliance Committee; (iv) to appoint, as a member of the Compensation Committee, pursuant to Art. 17, XXI of the Bylaws, Mr. Celso Clemente Giacometti; (v) to appoint, as a member of the Nominating and Governance Committee, Mr. Luiz Fernando Sanzogo Giorgi.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The organizational structure of the Executive Vice President of Risks, which is independent from commercial areas, is composed by areas responsible for the management of the financial and non-financial risks, with management segregated by segments (individuals retail, companies retail and wholesale).

A specific Control and Risks Consolidation department has the mission to report a consolidated view of all risks to the local management and to the Group’s governance, as well as to improve risk appetite and risk assessment exercise (Risk Identification & Assessment). It is also responsible for developing the relationship with supervisors and regulators on risks subjects, altogether with Santander Risk Group, in Spain. It is supported by: Enterprise Risk Management, Credit Consolidation and control, model risks, non-financial risks and associate companies risk control.

Another department includes a set of transverse functions (Governance, Policy, Risk Culture, Methodology, Stress Test, Capital and Risk MI) necessary for an advanced risk management model.

The structure of Banco Santander's risk committees is defined with a prudent management standard, appropriate to the business and always respecting the local regulatory and regulatory environment.

The governance model is structured both in a vision of Decision, focusing on examination and approval of credit proposals and limits, as in the Control, aiming the full control of risks

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of management in Decision making; and

• Collegiate Decisions and consensus on credit operations.

The ERC - Executive Risk Committee is the local Decision-making forum with representatives of the Bank's management, including the CEO, Vice President and the other members of the Executive Board.

The CCR - Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of risks and the VPE of finance.

The relevant issues of risk management or those that exceed the jurisdiction of these committees are forward and Decided by the Board of Directors.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

The capital management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

Credit risk is the exposure to losses in the event of total or partial default of the clients or the counterparties in the fulfillment of their financial obligations with Banco Santander. Credit risk management seeks to provide support for the definition of strategies, in addition to setting limits, covering analysis of exposures and trends, as well as the effectiveness of credit policy. The objective is to maintain a risk profile and adequate minimum profitability that compensates the estimated default risk of the client and the portfolio, as defined by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, the Bank it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due to inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect the public’s image of the Bank.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks. The three lines of defense are as follows:

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the non-financial risk unit is responsible for monitoring and ensuring sound operational and technological risk management practices throughout the organization. It is also responsible for implementing and disseminating our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the organization; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous improvements in both of these lines of defense.

The objectives of the operational risk management model are:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• Risk Control Committee: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

• Operational Risk Forum: An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2017.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the first quarter of 2017, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2017, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied, proud to do business with us and the Santander brand.

The daily performance of the Banco Santander with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 47,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, the Banco Santander's professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way, which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the first quarter highlights of Social and Financial Inclusion are: Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income micro entrepreneurs, it disbursed approximately BRL 155 million, in 2017 (12.9% above the same period of 2016). On the other hand, in the scope of Private Social Investment, "Amigo de Valor", program, which allows the Bank, as well as its employees and clients to direct part of their due income tax to the Funds for the Rights of Children and Adolescents, has as one of its commitments for 2017, to accompany the development of 36 projects throughout Brazil, which must serve more than 4 thousand children and adolescents in situation of social risks. In 2017, the corporate program of volunteer "Escola Brasil" (PEB), reorganized its activities to disseminate and support the United Nations Sustainable Development Goals (SDG), the volunteers can use their ability in an activity related to a specific SDG, engaging partner schools to be agents of change in their communities. In relation to Education pillar, the Bank has partnerships with 390 higher education institutions and in the first quarter of 2017, Santander Universidades Brazil has granted 480 scholarships, of these 78 are international and 402 are national. In Social and environmental business and management, was carried out 4 sustainability events to small and medium enterprises in Avançar Negócios e Empresas Program and 1 event about sustainability in agribusiness, with focus on techniques of low carbon agriculture. About energy efficiency and renewable energy, was stimulated the growth of this sector in the market with financing for individuals or corporate entities, for example, realization of 185 contracts of Photovoltaic Solar Distributed Generation, as well as large operations, for example, the issuance of Greenbonds to CPFL in the amount of BRL 200 million. In acting on climate change, Banco Santander joined the CDP Supply Chain program, with the goal of engaging its suppliers to make their businesses more efficient and prepared for the low-carbon economy. In the first phase, 83 suppliers were involved, which will report their inventories, as well as risk and opportunity analysis in 2017, through the tool offered by CDP.

10) Independent Audit

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended on March 31, 2017, were not provided non-audit services of the financial statements by PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended March 31, 2017 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Authorized at the Meeting of the Board of April 25, 2017).
***

Banco Santander (Brasil) S.A.

Interim Financial Statements

at March 31, 2017

and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at March 31, 2017, and the related statements of income, changes in equity and cash flows for the quarter then ended, as well as the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at March 31, 2017, and the related consolidated statements of income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and Banco Santander (Brasil) S.A. and its subsidiaries as at March 31, 2017, their financial performance and its cash flows for the quarter then ended, as well as their consolidated financial performance and its cash flows for the quarter then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other Matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2017, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim financial statements taken as a whole.

São Paulo, April 25, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Notes	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Current Assets		455,607,461	451,755,119	458,768,382	451,815,929
Cash	4	5,190,349	5,513,365	5,404,677	5,723,084
Interbank Investments	5	72,759,332	80,312,979	52,344,436	59,513,115
Money Market Investments		38,200,559	47,405,162	38,270,559	47,479,196
Interbank Deposits		21,537,720	21,909,362	1,052,348	1,034,414
Foreign Currency Investments		13,021,053	10,998,455	13,021,529	10,999,505
Securities and Derivative Financial
Instruments	6	88,093,059	97,187,849	84,093,841	90,341,153
Own Portfolio		20,969,029	40,300,328	23,387,659	40,293,749
Subject to Repurchase Commitments		57,503,724	45,744,640	38,595,180	29,724,515
Derivative Financial Instruments		8,312,044	11,087,166	17,108,295	17,307,264
Linked to Central Bank of Brazil		24,077	12,379	24,077	12,378
Privatization Certificates		912	927	912	927
Linked to Guarantees		1,283,273	42,409	4,977,718	3,002,320
Interbank Accounts	7	63,794,790	62,355,313	64,201,585	62,732,413
Payments and Receipts Pending Settlement		1,422,928	1,179	1,422,928	1,179
Restricted Deposits:		61,345,428	60,823,290	61,752,223	61,200,390
Central Bank Deposits		61,344,382	60,821,548	61,751,177	61,198,648
National Housing System		1,046	1,742	1,046	1,742
Interbank Transfers		1,003,527	1,507,241	1,003,527	1,507,241
Correspondents		22,907	23,603	22,907	23,603
Lending Operations	8	73,728,602	72,774,540	94,382,581	93,929,025
Public Sector		9,662	3,024	9,662	3,024
Private Sector		77,206,814	76,601,989	98,219,361	97,941,488
Lending Operations Assignment		-	-	238,327	460,090
(Allowance for Loan Losses)	8.f	(3,487,874)	(3,830,473)	(4,084,769)	(4,475,577)
Leasing Operations	8	1	4	1,442,206	1,492,080
Private Sector		2	5	1,471,417	1,518,203
(Allowance for Lease Losses)	8.f	(1)	(1)	(29,211)	(26,123)
Other Receivables		150,751,902	132,633,521	154,959,859	136,311,891
Credits for Guarantees Honored		1,536	1,062	1,536	1,062
Foreign Exchange Portfolio	9	112,725,468	89,829,757	112,725,468	89,829,757
Income Receivable		801,176	1,459,653	732,495	747,168
Trading Account	10	1,493,890	1,527,178	1,732,129	1,695,397
Tax Credits	11	6,918,637	8,234,581	7,763,562	9,102,267
Others	12	29,373,740	31,949,644	32,613,831	35,349,654
(Allowance for Other Receivables Losses)	8.f	(562,545)	(368,354)	(609,162)	(413,414)
Other Assets		1,289,426	977,548	1,939,197	1,773,168
Other Assets		790,606	740,639	1,307,565	1,317,152
(Allowance for Valuation)		(127,620)	(78,412)	(193,462)	(78,413)
Prepaid Expenses		626,440	315,321	825,094	534,429

Long-Term Assets		276,475,117	274,424,155	242,319,165	236,857,511
Interbank Investments	5	16,964,250	14,812,506	297,596	156,126
Interbank Deposits		16,964,250	14,812,506	297,596	156,126
Securities and Derivative Financial
Instruments	6	126,161,821	126,433,127	82,037,591	79,248,514
Own Portfolio		21,832,583	28,560,600	19,454,395	19,747,415
Subject to Repurchase Commitments		77,177,808	80,468,239	34,585,139	40,450,482
Derivative Financial Instruments		7,852,000	6,763,824	7,872,881	6,768,692
Linked to Central Bank of Brazil		2,609,794	3,032,518	2,609,794	3,032,518
Privatization Certificates		1,737	1,846	1,737	1,846
Linked to Guarantees		16,687,899	7,606,100	17,513,645	9,247,561
Interbank Accounts	7	167,818	167,818	167,818	167,818
Restricted Deposits:		167,818	167,818	167,818	167,818
National Housing System		167,818	167,818	167,818	167,818
Lending Operations	8	84,448,550	84,068,998	104,189,745	101,366,048
Public Sector		77,919	63,205	77,919	63,205
Private Sector		95,393,955	96,120,967	115,797,624	114,148,328
Lending Operations Related to Assignment		161,515	164,402	287,877	164,402
(Allowance for Loan Losses)	8.f	(11,184,839)	(12,279,576)	(11,973,675)	(13,009,887)
Leasing Operations	8	3	2	1,283,063	1,332,698
Private Sector		3	2	1,320,013	1,363,828
(Allowance for Lease Losses)	8.f	-	-	(36,950)	(31,130)
Other Receivables		48,059,432	48,306,300	53,494,296	53,750,238
Receivables for Guarantees Honored		210,865	53,524	210,865	53,524
Foreign Exchange Portfolio	9	1,290,833	2,316,371	1,290,833	2,316,371
Income Receivable		200,568	213,362	200,568	213,362
Tax Credits	11	16,533,296	15,548,383	18,726,469	17,664,421
Others	12	30,099,770	30,476,712	33,415,697	33,879,141
(Allowance for Other Receivables Losses)	8.f	(275,900)	(302,052)	(350,136)	(376,581)
Other Assets		673,243	635,404	849,056	836,069
Temporary Assets		101,765	101,801	101,773	101,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		573,243	535,368	749,056	736,033

Permanent Assets		26,800,097	26,807,262	12,429,535	13,031,097
Investments		17,005,170	16,500,112	379,370	177,813
Investments in Affiliates and Subsidiaries:	15	16,985,413	16,480,840	359,302	158,548
Domestic		14,459,568	13,928,244	359,302	158,548
Foreign		2,525,845	2,552,596	-	-
Other Investments		52,009	51,830	63,051	62,879
(Allowance for Losses)		(32,252)	(32,558)	(42,983)	(43,614)
Fixed Assets	16	5,896,689	6,043,158	7,237,714	7,550,743
Real Estate		2,538,699	2,538,788	2,852,507	2,857,794
Others		11,016,993	10,923,912	12,762,530	12,932,316
(Accumulated Depreciation)		(7,659,003)	(7,419,542)	(8,377,323)	(8,239,367)
Intangibles	17	3,898,238	4,263,992	4,812,451	5,302,541
Goodwill		26,120,037	26,120,037	27,459,096	27,474,881
Intangible Assets		8,752,131	8,590,069	9,237,092	9,142,961
(Accumulated Amortization)		(30,973,930)	(30,446,114)	(31,883,737)	(31,315,301)
Total Assets		758,882,675	752,986,536	713,517,082	701,704,537

Current Liabilities		556,707,552	542,620,235	504,210,576	483,912,382
Deposits	18.a	156,145,592	158,705,975	99,747,972	97,394,726
Demand Deposits		14,862,780	16,016,316	14,823,604	16,006,319
Savings Deposits		36,113,897	36,051,476	36,113,897	36,051,476
Interbank Deposits		57,485,591	62,843,599	2,252,626	2,240,291
Time Deposits		47,683,324	43,794,584	46,557,758	43,096,551
Other Deposits		-	-	87	89
Money Market Funding	18.b	142,814,826	132,400,766	131,238,550	121,760,781
Own Portfolio		126,469,794	114,772,683	123,893,508	113,137,300
Third Parties		9,971,350	14,799,595	971,360	5,794,993
Linked to Trading Portfolio Operations		6,373,682	2,828,488	6,373,682	2,828,488
Funds from Acceptance and Issuance of
Securities	18.c	71,337,620	79,435,491	73,021,041	81,262,272
Exchange Acceptances		-	-	611,272	553,811
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		66,863,785	70,650,037	67,935,934	71,923,007
Securities Issued Abroad		3,484,138	7,673,171	3,484,138	7,673,171
Funding by Structured Operations Certificates		989,697	1,112,283	989,697	1,112,283
Interbank Accounts	7	1,390,222	43,995	1,390,222	43,995
Receipts and Payments Pending Settlement		1,276,841	-	1,276,841	-
Correspondents		113,381	43,995	113,381	43,995
Interbranch Accounts		2,209,917	3,886,513	2,209,917	3,886,557
Third-Party Funds in Transit		2,209,423	3,886,121	2,209,423	3,886,121
Internal Transfers of Assets		494	392	494	436
Borrowings	18.e	27,551,841	29,839,343	26,417,556	28,557,611
Local Borrowings - Other Institutions		-	-	51,620	41,667
Foreign Borrowings		27,551,841	29,839,343	26,365,936	28,515,944
Domestic Onlendings - Official Institutions	18.e	5,013,959	4,981,107	5,013,959	4,981,107
National Economic and Social Development
Bank (BNDES)		2,529,537	2,422,382	2,529,537	2,422,382
Federal Savings and Loan Bank (CEF)		3,953	4,023	3,953	4,023
National Equipment Financing Authority (FINAME)		2,291,256	2,321,457	2,291,256	2,321,457
Other Institutions		189,213	233,245	189,213	233,245
Derivative Financial Instruments	6	6,906,642	8,442,552	15,629,030	14,585,133
Derivative Financial Instruments		6,906,642	8,442,552	15,629,030	14,585,133
Other Payables		143,336,933	124,884,493	149,542,329	131,440,200
Collected Taxes and Other		1,610,495	136,701	1,647,293	165,173
Foreign Exchange Portfolio	9	106,745,465	84,631,442	106,745,465	84,631,442
Social and Statutory		229,718	4,591,369	258,687	4,707,285
Tax and Social Security	19	2,014,695	1,891,028	2,736,278	2,442,614
Trading Account	10	898,461	971,989	1,207,816	1,236,059
Debt Instruments Eligible to Compose Capital	21	69,105	114,104	69,105	114,104
Others	22	31,768,994	32,547,860	36,877,685	38,143,523

Long-Term Liabilities		141,134,456	152,246,637	145,499,894	156,930,276
Deposits	18.a	50,642,003	50,153,678	48,264,422	48,310,437
Interbank Deposits		2,316,871	2,253,495	9,350	882,147
Time Deposits		48,325,132	47,900,183	48,255,072	47,428,290
Money Market Funding	18.b	29,180,028	39,162,956	29,180,028	39,162,956
Own Portfolio		7,697,860	10,440,823	7,697,860	10,440,823
Linked to Trading Portfolio Operations		21,482,168	28,722,133	21,482,168	28,722,133
Funds from Acceptance and Issuance of
Securities	18.c	19,694,636	21,626,157	21,987,745	23,907,802
Exchange Acceptances		-	-	537,977	536,444
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		19,404,753	21,453,818	21,159,885	23,199,019
Securities Issued Abroad		9,992	49,031	9,992	49,031
Funding by Structured Operations Certificates		279,891	123,308	279,891	123,308
Borrowings	18.e	1,234,556	1,638,173	1,622,297	2,042,406
Local Borrowings - Other Institutions		-	-	387,741	404,233
Foreign Borrowings		1,234,556	1,638,173	1,234,556	1,638,173
Domestic Onlendings - Official Institutions	18.e	11,758,227	11,821,538	11,758,227	11,821,538
National Economic and Social Development
Bank (BNDES)		7,185,322	7,000,580	7,185,322	7,000,580
Federal Savings and Loan Bank (CEF)		94,131	95,720	94,131	95,720
National Equipment Financing Authority (FINAME)		4,473,573	4,719,077	4,473,573	4,719,077
Other Institutions		5,201	6,161	5,201	6,161
Derivative Financial Instruments	6	5,954,584	5,185,103	6,165,378	5,359,381
Derivative Financial Instruments		5,954,584	5,185,103	6,165,378	5,359,381
Other Payables		22,670,422	22,659,032	26,521,797	26,325,756
Foreign Exchange Portfolio	9	1,221,332	2,121,659	1,221,332	2,121,659
Tax and Social Security	19	6,579,637	6,224,868	9,433,626	9,150,993
Negotiation and Intermediation of Securities	10	1,386	1,386	1,386	1,386
Subordinated Debts	20	481,035	466,246	481,035	466,246
Debt Instruments Eligible to Compose Capital	21	7,944,532	8,200,695	7,944,532	8,200,695
Others	22	6,442,500	5,644,178	7,439,886	6,384,777

Deferred Income		351,107	365,087	542,647	564,609
Deferred Income		351,107	365,087	542,647	564,609

Stockholders' Equity	24	60,689,560	57,754,577	60,697,548	57,771,524
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		359,046	395,925	360,602	396,951
Profit Reserves		3,024,381	3,024,381	3,024,381	3,039,459
Adjustment to Fair Value		(905,548)	(2,151,695)	(899,093)	(2,150,852)
Retained Earnings		1,648,284	-	1,648,261	-
(-) Treasury Shares		(436,603)	(514,034)	(436,603)	(514,034)

Non Controlling Interest		-	-	2,566,417	2,525,746

Total Stockholders' Equity		60,689,560	57,754,577	63,263,965	60,297,270

Total Liabilities		758,882,675	752,986,536	713,517,082	701,704,537
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Notes	12/31/2017	03/31/2016	12/31/2017	03/31/2016

Financial Income		21,456,759	22,063,154	21,100,350	21,096,073
Lending Operations		8,592,591	6,003,175	10,921,482	8,057,802
Leasing Operations		-	-	107,465	111,939
Securities Transactions	6.a	8,049,213	8,776,790	5,169,224	5,807,989
Derivatives Transactions		1,856,627	1,721,381	1,932,217	1,531,966
Foreign Exchange Operations		1,264,655	3,958,205	1,265,811	3,973,338
Operations of Sale or Transfer of Financial Assets		-	25	817	1,105
Compulsory Deposits		1,693,673	1,603,578	1,703,334	1,611,934

Financial Expenses		(15,106,434)	(14,358,699)	(13,579,622)	(12,577,596)
Funding Operations Market	18.d	(13,051,245)	(15,342,803)	(11,020,390)	(13,126,809)
Borrowings and Onlendings Operations		548,794	3,259,195	460,640	3,165,956
Leasing Operations		(22)	(23)	-	-
Allowance for Loan Losses	8.f	(2,603,961)	(2,275,068)	(3,019,872)	(2,616,743)

Gross Profit From Financial Operations		6,350,325	7,704,455	7,520,728	8,518,477

Other Operating (Expenses) Income		(2,758,237)	(3,233,124)	(3,373,829)	(3,708,628)
Income from Services Rendered	27	2,096,497	2,067,815	2,711,962	2,337,877
Income from Banking Fees	27	797,075	614,860	997,028	752,597
Personnel Expenses	28	(1,720,532)	(1,642,321)	(1,881,136)	(1,813,462)
Other Administrative Expenses	29	(2,529,309)	(2,369,030)	(2,884,307)	(2,725,857)
Tax Expenses	30	(803,537)	(990,498)	(1,000,244)	(1,152,630)
Investments in Affiliates and Subsidiaries	15	465,627	131,703	5,371	299
Other Operating Income	31	944,612	865,368	1,212,596	1,114,029
Other Operating Expenses	32	(2,008,670)	(1,911,021)	(2,535,099)	(2,221,481)

Operating Income		3,592,088	4,471,331	4,146,899	4,809,849

Non-Operating Income	33	3,764	25,871	(68,400)	25,392

Income Before Taxes on Income and Profit Sharing		3,595,852	4,497,202	4,078,499	4,835,241

Income Tax and Social Contribution	34	(1,471,663)	(2,971,151)	(1,845,271)	(3,302,067)
Provision for Income Tax		(649,786)	(416,790)	(876,321)	(563,413)
Provision for Social Contribution Tax		(517,597)	(444,462)	(696,915)	(550,641)
Deferred Tax Credits		(304,280)	(2,109,899)	(272,035)	(2,188,013)

Profit Sharing		(296,627)	(298,329)	(319,190)	(318,360)

Non Controlling Interest		-	-	(89,583)	(2,074)

Net Income		1,827,562	1,227,722	1,824,455	1,212,740

Number of Shares (Thousands)	24.a	7,520,111	7,520,123
Net Income per Thousand Shares (R$)		243.02	163.26
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated
				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2015		57,000,000	433,473	1,838,374	914,370	(3,657,416)	(141,913)	(1,141,646)	-	(423,953)	54,821,289
Employee Benefit Plan		-	-	-	-	-	-	995	-	-	995
Treasury Shares	24.d	-	-	-	-	-	-	-	-	1,535	1,535
Result of Treasury Shares	24.d	-	(6,298)	-	-	-	-	-	-	-	(6,298)
Reservations for Share - Based Payment		-	(12,310)	-	-	-	-	-	-	-	(12,310)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,889,404	133,738	-	-	-	2,023,142
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)
Net Income		-	-	-	-	-	-	-	1,227,722	-	1,227,722
Balances as of March 31, 2016		57,000,000	414,865	1,838,374	914,370	(1,768,012)	(8,175)	(1,140,651)	1,227,722	(422,430)	58,056,063

Balances as of December 31, 2016		57,000,000	395,925	2,114,456	909,925	(136,813)	68,598	(2,083,480)	-	(514,034)	57,754,577
Treasury Shares	24.d	-	-	-	-	-	-	-	-	77,443	77,443
Result of Treasury Shares	24.d	-	(944)	-	-	-	-	-	-	-	(944)
Reservations for Share - Based Payment		-	(35,935)	-	-	-	-	-	-	-	(35,935)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,208,032	38,115	-	-	-	1,246,147
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)
Net Income		-	-	-	-	-	-	-	1,827,562	-	1,827,562
Initial Adoption - Resolution 4,512 of the National Monetary Council (Note 3.w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)
Balances as of March 31, 2017		57,000,000	359,046	2,114,456	909,925	1,071,219	106,713	(2,083,480)	1,648,284	(436,603)	60,689,560
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated
				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2015		57,000,000	436,389	1,838,374	936,746	(3,684,924)	(141,913)	(1,141,646)	-	(423,953)	54,819,073	1,956,130	56,775,203
Employee Benefit Plan		-	-	-	-	-	-	995	-	-	995	-	995
Treasury Shares	24.d	-	-	-	-	-	-	-	-	1,535	1,535	-	1,535
Result of Treasury Shares	24.d	-	(6,298)	-	-	-	-	-	-	-	(6,298)	-	(6,298)
Reservations for Share - Based Payment		-	(12,770)	-	-	-	-	-	-	-	(12,770)	-	(12,770)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	1,889,404	133,738	-	-	-	2,023,142	-	2,023,142
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)	-	(12)
Net Income		-	-	-	-	-	-	-	1,212,740	-	1,212,740	-	1,212,740
Allocations:
Reserve for Dividend Equalization	24.c	-	-	-	(22,376)	19,837	-	-	17,056	-	14,517	-	14,517
Non Controlling Interest Results		-	-	-	-	-	-	-	-	-	-	(2,074)	(2,074)
Others		-	-	-	-	-	-	-	-	-	-	(26,374)	(26,374)
Balances as of March 31, 2016		57,000,000	417,321	1,838,374	914,370	(1,775,683)	(8,175)	(1,140,651)	1,229,796	(422,430)	58,052,922	1,927,682	59,980,604

Balances as of December 31, 2016		57,000,000	396,951	2,114,456	925,003	(135,970)	68,598	(2,083,480)	-	(514,034)	57,771,524	2,525,746	60,297,270
Treasury Shares	24.d	-	-	-	-	-	-	-	-	77,443	77,443	-	77,443
Result of Treasury Shares	24.d	-	(944)	-	-	-	-	-	-	-	(944)	-	(944)
Reservations for Share - Based Payment		-	(35,405)	-	-	-	-	-	-	-	(35,405)	-	(35,405)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	1,208,032	38,115	-	-	-	1,246,147	-	1,246,147
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)	-	(12)
Net Income		-	-	-	-	-	-	-	1,824,455	-	1,824,455	-	1,824,455
Reserve for Dividend Equalization	24.c	-	-	-	(15,078)	5,612	-	-	3,084	-	(6,382)	-	(6,382)
Non Controlling Interest Results		-	-	-	-	-	-	-	-	-	-	89,583	89,583
Initial Adoption - Resolution 4,512 of the National Monetary Council (Note 3.w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)	-	(179,278)
Others		-	-	-	-	-	-	-	-	-	-	(48,912)	(48,912)
Balances as of March 31, 2017		57,000,000	360,602	2,114,456	909,925	1,077,674	106,713	(2,083,480)	1,648,261	(436,603)	60,697,548	2,566,417	63,263,965

The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Notes	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Operational Activities
Net Income		1,827,562	1,227,722	1,824,455	1,212,740
Adjustment to Net Income		4,009,513	7,281,063	5,138,088	7,878,242
Allowance for Loan Losses	8.f	2,603,961	2,275,068	3,019,872	2,616,743
Provision for Legal Proceedings and Administrative and Legal Obligations		789,019	638,289	873,848	746,120
Deferred Tax Credits		302,931	2,358,300	288,590	2,475,831
Equity in Affiliates and Subsidiaries	15	(465,627)	(131,703)	(5,371)	(299)
Depreciation and Amortization	29	823,931	773,268	945,906	868,411
Recognition (Reversal) Allowance for Other Assets Losses	33	49,214	984	114,374	1,011
Result on Sale of Other Assets	33	1,567	(9,850)	1,498	(9,954)
Result on Impairment of Assets	32	21,774	-	21,774	-
Result on Sale of Investments	33	(3,157)	-	(1,238)	778
Provision for Financial Guarantees	33	(49,867)	-	(49,867)	-
Monetary Adjustment of Escrow Deposits	31	(106,082)	(134,361)	(149,654)	(192,166)
Recoverable Taxes	31	(69,645)	(53,041)	(91,722)	(70,761)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		127,773	1,410,253	129,509	1,426,195
Others		(16,279)	153,856	40,569	16,333
Changes on Assets and Liabilities		12,745,138	(5,078,915)	12,482,505	(5,826,707)
Decrease (Increase) in Interbank Investments		7,346,941	(2,277,010)	8,792,299	(1,831,038)
Decrease (Increase) in Securities and Derivative Financial Instruments		10,692,849	(27,839,368)	7,357,912	(13,386,966)
Decrease (Increase) in Lending and Leasing Operations		(3,820,942)	4,852,824	(6,021,547)	5,070,197
Decrease (Increase) in Deposits on Central Bank of Brazil		(522,834)	(410,696)	(552,529)	(459,264)
Decrease (Increase) in Other Receivables		(18,705,746)	2,330,547	(18,564,822)	2,091,213
Decrease (Increase) in Other Assets		(348,994)	(429,758)	(309,937)	(424,024)
Net Change on Other Interbank and Interbranch Accounts		(1,247,012)	(1,497,265)	(1,247,056)	(1,497,265)
Increase (Decrease) in Deposits		(2,072,058)	(515,623)	2,307,231	(4,938,628)
Increase (Decrease) in Money Market Funding		431,132	23,841,268	(505,159)	13,742,023
Increase (Decrease) in Borrowings		(2,721,578)	(3,352,289)	(2,572,271)	(4,816,144)
Increase (Decrease) in Other Liabilities		23,727,360	192,903	23,992,105	847,110
Increase (Decrease) in Change in Deferred Income		(13,980)	25,552	(21,759)	23,592
Tax Paid		-	-	(171,962)	(247,513)
Net Cash Provided by (Used in) Operational Activities		18,582,213	3,429,870	19,445,048	3,264,275
Investing Activities
Acquisition of Investment		(358)	(471)	(8,822)	(114,259)
Acquisition of Fixed Assets		(103,306)	(147,759)	(178,368)	(269,046)
Acquisition of Intangible Assets		(235,271)	(330,704)	(248,296)	(349,535)
Net Cash Received on Sale/Reduction of Investments		3,336	234	3,336	234
Proceeds from Assets not in Use		23,639	52,446	24,779	52,926
Proceeds from Property for Own Use		5,079	6,282	12,051	51,736
Dividends and Interest on Capital Received		600,496	987,811	11,766	-
Change in the Scope of Consolidation	15	-	-	(3,758)	-
Net Cash Provided by (Used in) Investing Activities		293,615	567,839	(387,312)	(627,944)
Financing Activities
Acquisition of Own Share	24.d	77,443	1,523	77,443	1,523
Issuance of Long - Term Emissions		10,002,848	11,474,437	10,492,871	11,823,037
Long - Term Payments		(22,799,908)	(17,041,686)	(23,548,323)	(17,479,812)
Debt Instruments Eligible to Compose Capital - Payments		(225,428)	(287,961)	(225,428)	(287,961)
Dividends and Interest on Capital Paid		(4,180,988)	(2,786,816)	(4,250,960)	(2,799,091)
Increase (Decrease) on Non Controlling Interest		-	-	(27,147)	(28,448)
Net Cash Provided by (Used in) Financing Activities		(17,126,033)	(8,640,503)	(17,481,544)	(8,770,752)
Exchange Variation on Cash and Cash Equivalents		(127,773)	(1,410,253)	(129,509)	(1,426,195)
Increase (Decrease) in Cash and Cash Equivalents		1,622,022	(6,053,047)	1,446,683	(7,560,616)
Cash and Cash Equivalents at the Beginning of Period	4	17,847,678	31,348,083	18,133,177	33,133,182
Cash and Cash Equivalents at the End of Period	4	19,469,700	25,295,036	19,579,860	25,572,566
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated
		Bank				Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Notes	03/31/2017		03/31/2016		03/31/2017		03/31/2016

Financial Income		21,456,759		22,063,154		21,100,350		21,096,073
Income from Services Rendered and Banking Fees	27	2,893,572		2,682,675		3,708,990		3,090,474
Allowance for Loans Losses	8.f	(2,603,961)		(2,275,068)		(3,019,872)		(2,616,743)
Other Income and Expenses		(1,038,520)		(1,019,782)		(1,369,129)		(1,082,060)
Financial Expenses		(12,502,473)		(12,083,631)		(10,559,750)		(9,960,853)
Third-party Input		(1,546,582)		(1,429,859)		(1,775,111)		(1,678,519)
Materials, Energy and Others		(61,059)		(77,542)		(63,018)		(80,293)
Third-Party Services	29	(535,095)		(443,187)		(631,124)		(542,737)
Impairment of Assets	32	(21,774)		-		(21,774)		-
Others		(928,654)		(909,130)		(1,059,195)		(1,055,489)
Gross Added Value		6,658,795		7,937,489		8,085,478		8,848,372
Retentions
Depreciation and Amortization	29	(823,931)		(773,268)		(945,906)		(868,411)
Added Value Produced Net		5,834,864		7,164,221		7,139,572		7,979,961
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	465,627		131,703		5,371		299
Added Value to Distribute		6,300,491		7,295,924		7,144,943		7,980,260
Added Value Distribution
Employee		1,789,005	28.4%	1,717,392	23.4%	1,948,681	27.3%	1,882,987	23.7%
Compensation	28	1,010,010		935,344		1,107,068		1,039,656
Benefits	28	330,467		339,567		355,371		368,055
Government Severance Indemnity Funds for Employees - FGTS		93,783		73,007		102,362		81,748
Others		354,745		369,474		383,880		393,528
Taxes and Contributions		2,503,354	39.7%	4,184,907	57.5%	3,097,160	43.3%	4,703,532	58.9%
Federal		2,374,237		4,069,412		2,944,950		4,569,230
State		198		194		219		263
Municipal		128,919		115,301		151,991		134,039
Compensation of Third-Party Capital - Rental	29	180,570	2.9%	165,903	2.3%	185,064	2.6%	178,927	2.2%
Remuneration of Interest on Capital		1,827,562	29.0%	1,227,722	16.8%	1,914,038	26.8%	1,214,814	15.2%
Profit Reinvestment		1,827,562		1,227,722		1,824,455		1,212,740
Participation Results of Non-Controlling Shareholders		-		-		89,583		2,074
Total		6,300,491	100.0%	7,295,924	100.0%	7,144,943	100.0%	7,980,260	100.0%
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen and show all relevant information concerned to the financial statements, which are consistent with those used by Management in its management. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15 and investment funds, where the Santander Group companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated. As of January 1, 2017, pursuant to CMN Resolution No. 4,517 of August 24, 2016, equity interests in jointly-owned subsidiaries were evaluated under the equity method on a prospective basis.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander in its management.

Investment Funds Consolidated

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty) (5);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

• Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3);

• BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobiliário) (4); and

• Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sell its duplicates (receivables related to vehicles invoiced to dealers of the automaker) to the Fund. This Fund buys only duplicates from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 15) owns 100% of its subordinated quotas.

(2) The Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated quotas. This Fund buys exclusively credit operations from Banco RCI Brasil S.A.

(3) The Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only an investor, the Credit Agricole. The Banco RCI Brasil S.A. holds 100% of subordinated shares. This fund was established and became consolidated in September 2016.

(4) This fund was established and became consolidated in August 2016. It is a structure where the Banco Santander figured as lender of certain debts (loans). The real object guarantee of said operations were converted into capital contributions by the Real Estate Fund in conjunction concomitant transfer of the same shares to Banco Santander through dation process of payment of the above credit operations payments.

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of the Santander Paraty and the Sub-fund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its financial statements. The Irish market, an investment fund cannot act directly and, therefore, there was the need to create another structure (a sub-fund), Santander FI Hedge Strategies. The Santander Paraty has no equity position, and all derived position of the balance sheet of Santander FI Hedge Strategies.

During preparation of the consolidated financial statements were removed the equity in subsidiaries, significant receivable and payable balances, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionately to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates, the main as follow: provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the period ended on March 31, 2017 approved at the meeting held on April 25, 2017.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2017 were disclosed simultaneously, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Bacen that hold investments abroad: I - of the effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - foreign currency hedge transactions of investments abroad. These changes did not impact the financial statements of Banco Santander in the first quarter of 2017. Functional currency is the currency of the principal economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are converted in real as follows:

• Assets and liabilities are converted at the exchange rate on the balance sheet date; and

• Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, subject to an insignificant risk of change of value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities employed in a repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

The Bank also employs third-party securities to perform sales transactions with repurchase agreements.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the counter position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired as collateral in a reverse repurchase agreement are transferred to the funded status when used for ballast sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For “reverse repo and sale” operations, when Bank assumes the short position selling the securities on the open market, the liability created is measured at its fair value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease of the effective portion is recorded against a separated caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

h) Minimum Requirements in the Process of Valuation Financial Instruments (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 issued on October 31, 2013 (entered into force on June 30, 2015) provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3,068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, watching the prudential criteria, relevance and reliability. This review includes, among other factors, the credit risk spread in the market value of the registration of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans as losses when they have overdue for 360 days. In the case of long-term credit operations (over 3 years) are written off when they complete 540 days late. Credit operations dropped to loss is recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a compensation account. The result of the assignment of credit is fully recognized when they are realized.

Since January 2012, as determined by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally recorded at the lower between value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over in accordance to the term of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Latter 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Latter 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Latter 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, if stills exists in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

l) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and valued considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

l.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

On July 2015 the Bank revised the goodwill amortization rate related to Banco Real´s acquisition, this measure aims to suit original amortization rate on term, extension and proportion of future income. The amortization of this goodwill will be completed in October, 2017 (originally 2016).

Exclusivity contracts for provision of banking services are accounted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Provision for Unearned Premiums (PPNG)

The PPNG consists of the portions of the net premiums of ceded coinsurance, corresponding to the periods of risks after policy conditions, calculated "pro rata" day as Circulating Susep 517/2015 and subsequent changes in the period between the issue and the beginning of the calculation of the provision is made considering the duration equal to the duration of the risk.

• Provision for Unearned Premiums-Current Risks but not Issued (PPNG-RVNE)

The PPNG-RVNE aims to estimate the share of unearned premiums relating to the risk already taken but that still do not have their insurance policies issued. This provision is estimated based on historical emissions behavior in delays, according to Actuarial Technical Note (NTA).

• Mathematical Provisions for Benefits Granted and Granted (PMBaC and PMBC)

The PMBaC are formed from the contributions collected through the financial regime of capitalization. The PMBC represent obligations in the form of continued income plans, being constituted by actuarial calculation for traditional types of plans.

• Provisions for Unsettled Claims (PSL)

The PSL is recognized based on notices received by Evidence Previdência S.A. (Evidence), related the single payments and accrued income, of the claims reported until the base date of calculation, including coinsurance accepted, gross of reinsurance and net of coinsurance ceded. The triggering event of the release of the provision due to payment, is characterized upon the financial settlement, of the receipt of the compensation payment receipt, annuity or losing income, or as other cases provided by law.

• PSL Lawsuit

Is constituted for all notices of claims in the lawsuit, based on the probability of loss and classified as probable, possible and remote.

The claims in the lawsuit are reviewed individually by the Legal Department to be sorted among these odds of loss, being updated whenever there is need.

In the PSL still monetary restatement and deals with legal fees of collapsing, as indexer and interest of 1% percent a month.

• Provision for Claims Incurred But not Reported (IBNR)

The IBNR should be made to cover claims incurred but not yet reported until the base date of calculation. For purposes of description of the methodology, we have adopted the term "claim" to set all claims and benefits of security risk plans. The Evidence does not have enough database to prepare its own methodology in this way is used technical procedures defined in Circulating Susep 517/2015 and subsequent changes.

• Provision of Related Expenses (PDR)

The PDR is constituted for the coverage of expected values relating to expenses related to claims. For structured plans in the financial scheme of simple sharing and allocation of capital, the provision covers the cost, alcoves and not alcoves, related to the settlement of claims or benefits, on the basis of claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of the plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

Covers the values relating to redemption to regulate, the returns of contributions or awards or the requested portability issues and that for whatever reason, have not yet been made.

• Provision of Supplementary Coverage (PCC)

The PCC shall be constituted when failure is observed in the technical provisions resulting from the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are recognized in accordance with the criteria below:

• Mathematical technical provisions for redemption results from accumulation of percentages applicable on payments made, capitalized with the interest rate provided for in the plan and update through the basic remuneration rate of savings account-Basic Reference Rate (TR);

• Provision for redemption of anticipated titles is constituted from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of rescue formed at the time of cancellation of the title and the provision for redemption of the matured bonds is formed after the end of the title;

• Provision for raffles to be held is made based on a percentage of pay portion and aims to cover draws the titles will compete, but that have not yet been carried out and the provision of raffles payable consists of titles drawn, but which have not yet been paid; and

• Administrative provision aims to reflect the present value of future expenses of savings bonds whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses (Note 28).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultant, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of the modifier Return on Risk Weighted Assets (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revaluated at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimative of the amount of right of recovery of shares that will be acquired at the end of the exercise of validity and recognizes the value of the services received during the period of validity based on the best available estimative. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace exercise.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt represents obligations of financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign. All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component, your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Note 21.

q) Provisions, Contingent Assets and Liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those which the risk of loss is possible, the provisions are not recorded and the information is disclosed in the financial statements (Note 23.h) and for the provisions for which the risk of loss is remote, no disclosure is required.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered as new events and will be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated on the gross revenue and the financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses. For non financial companies the rates are 1.65% for PIS and 7.6% for Cofins.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on income, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% to financial institutions, insurance companies and capitalization and 9% for other companies, levied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance companies and capitalization was raised from 15% to 20% for the period between September,1st 2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between book value and tax, tax losses, adjustments to fair value of securities and derivatives. The recognition of tax credits and deferred liabilities are made by rates applicable in the period which is estimated the realization of the assets or the settlement of the liabilities.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Recovery of Impairment Assets

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported in a separate shareholders' equity of the parent entity for purpose of presentation of the consolidated financial statements.

w) Financial Guarantees

The CMN Resolution 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016, established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, To be applied prospectively as from January 1, 2017. Financial institutions should assess the losses associated with the likelihood of future disbursements linked to financial guarantees provided in accordance with recognized credit risk management models and practices information and verifiable criteria. The provision should be sufficient to cover probable losses throughout the term of the guarantee provided and be reassessed at least monthly. Provisions related to financial guarantees rendered before January 1, 2107 were recorded against a shareholders' equity account, in accordance with Bacen standards.

x) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

				Bank
	03/31/2017	12/31/2016	03/31/2016	12/31/2015
Cash	5,190,349	5,513,365	5,269,985	5,231,627
Interbank Investments	14,279,351	12,334,313	20,025,051	26,116,456
Money Market Investments	822,762	1,053,105	2,431,955	3,993,155
Interbank Deposits	435,536	282,753	198,268	292,520
Foreign Currency Investments	13,021,053	10,998,455	17,394,828	21,830,781
Total	19,469,700	17,847,678	25,295,036	31,348,083

				Consolidated
	03/31/2017	12/31/2016	03/31/2016	12/31/2015
Cash	5,404,677	5,723,084	5,463,167	6,863,856
Interbank Investments	14,175,183	12,410,093	20,109,399	26,269,326
Money Market Investments	892,762	1,129,140	2,516,303	4,146,025
Interbank Deposits	260,892	282,753	198,268	292,520
Foreign Currency Investments	13,021,529	10,998,200	17,394,828	21,830,781
Total	19,579,860	18,133,177	25,572,566	33,133,182

5. Interbank Investments

					Bank
				03/31/2017	12/31/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	23,861,875	14,338,684	-	38,200,559	47,405,162
Own Portfolio	916,200	-	-	916,200	1,049,511
Treasury Bills - LFT	597,270	-	-	597,270	546,618
National Treasury Bills - LTN	314,832	-	-	314,832	281,870
National Treasury Notes - NTN	4,098	-	-	4,098	221,023
Third-party Portfolio	6,760,429	3,259,838	-	10,020,267	15,089,724
National Treasury Bills - LTN	2,810,966	1,765,198	-	4,576,164	2,692,139
National Treasury Notes - NTN	3,949,463	1,494,640	-	5,444,103	12,397,585
Sold Position	16,185,246	11,078,846	-	27,264,092	31,265,927
National Treasury Bills - LTN	4,755,945	3,377,388	-	8,133,333	4,791,784
National Treasury Notes - NTN	11,429,301	7,701,458	-	19,130,759	26,474,143
Interbank Deposits	6,479,875	15,057,845	16,964,250	38,501,970	36,721,868
Foreign Currency Investments	13,021,053	-	-	13,021,053	10,998,455
Total	43,362,803	29,396,529	16,964,250	89,723,582	95,125,485
Current				72,759,332	80,312,979
Long-term				16,964,250	14,812,506

					Consolidated
				03/31/2017	12/31/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	23,931,875	14,338,684	-	38,270,559	47,479,196
Own Portfolio	7,746,629	2,239,561	-	9,986,190	10,128,147
Treasury Bills - LFT	597,270	-	-	597,270	546,619
National Treasury Bills - LTN	3,195,798	1,756,818	-	4,952,616	3,041,941
National Treasury Notes - NTN	3,953,561	482,743	-	4,436,304	6,539,587
Third-party Portfolio	-	1,020,277	-	1,020,277	6,085,122
National Treasury Bills - LTN	-	8,380	-	8,380	6,102
National Treasury Notes - NTN	-	1,011,897	-	1,011,897	6,079,020
Sold Position	16,185,246	11,078,846	-	27,264,092	31,265,927
National Treasury Bills - LTN	4,755,945	3,377,388	-	8,133,333	4,791,784
National Treasury Notes - NTN	11,429,301	7,701,458	-	19,130,759	26,474,143
Interbank Deposits	354,611	697,737	297,596	1,349,944	1,190,540
Foreign Currency Investments	13,021,529	-	-	13,021,529	10,999,505
Total	37,308,015	15,036,421	297,596	52,642,032	59,669,241
Current				52,344,436	59,513,115
Long-term				297,596	156,126

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				03/31/2017	12/31/2016
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	52,829,145	694,422	-	53,523,567	62,305,120
Government Securities	48,494,235	685,054	-	49,179,289	58,056,201
Private Securities	4,334,910	9,368	-	4,344,278	4,248,919
Available-for-Sale Securities	133,247,169	(7,517)	2,206,420	135,446,072	134,076,424
Government Securities	55,370,921	-	2,415,708	57,786,629	50,965,594
Private Securities	77,876,248	(7,517)	(209,288)	77,659,443	83,110,830
Held-to-Maturity Securities	9,121,197	-	-	9,121,197	9,388,442
Government Securities	9,121,197	-	-	9,121,197	9,388,442
Total Securities	195,197,511	686,905	2,206,420	198,090,836	205,769,986
Derivatives (Assets)	23,888,359	(7,797,792)	73,477	16,164,044	17,850,990
Total Securities and Derivatives	219,085,870	(7,110,887)	2,279,897	214,254,880	223,620,976
Current				88,093,059	97,187,849
Long-term				126,161,821	126,433,127
Derivatives (Liabilities)	(18,208,362)	5,436,626	(89,490)	(12,861,226)	(13,627,655)
Current				(6,906,642)	(8,442,552)
Long-term				(5,954,584)	(5,185,103)

					Consolidated
				03/31/2017	12/31/2016
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	53,315,807	843,241	-	54,159,048	62,739,022
Government Securities	51,665,737	790,531	-	52,456,268	60,984,954
Private Securities	1,650,070	52,710	-	1,702,780	1,754,068
Available-for-Sale Securities	75,408,826	49,545	2,411,640	77,870,011	73,386,247
Government Securities	58,316,791	-	2,584,388	60,901,179	54,591,429
Private Securities	17,092,035	49,545	(172,748)	16,968,832	18,794,818
Held-to-Maturity Securities	9,121,197	-	-	9,121,197	9,388,442
Government Securities	9,121,197	-	-	9,121,197	9,388,442
Total Securities	137,845,830	892,786	2,411,640	141,150,256	145,513,711
Derivatives (Assets)	31,796,296	(7,000,166)	185,046	24,981,176	24,075,956
Total Securities and Derivatives	169,642,126	(6,107,380)	2,596,686	166,131,432	169,589,667
Current				84,093,841	90,341,153
Long-term				82,037,591	79,248,514
Derivatives (Liabilities)	(17,728,011)	(3,762,008)	(304,389)	(21,794,408)	(19,944,514)
Current				(15,629,030)	(14,585,133)
Long-term				(6,165,378)	(5,359,381)

II) Trading Securities

	Bank				Consolidated
			03/31/2017	12/31/2016			03/31/2017	12/31/2016
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	48,494,235	685,054	49,179,289	58,056,201	51,665,737	790,531	52,456,268	60,984,954
Treasury Bills - LFT	1,802,709	(859)	1,801,850	3,347,930	3,415,961	26,567	3,442,528	4,713,707
National Treasury Bills - LTN	15,731,609	73,946	15,805,555	10,232,632	15,731,609	73,946	15,805,555	10,232,632
National Treasury Notes - NTN A	207,040	(7,798)	199,242	199,195	207,040	(7,798)	199,242	199,195
National Treasury Notes - NTN B	20,260,631	410,423	20,671,054	18,793,474	20,651,047	430,132	21,081,179	19,184,569
National Treasury Notes - NTN C	53,446	(259)	53,187	53,533	1,221,280	58,083	1,279,363	1,225,414
National Treasury Notes - NTN F	10,240,849	204,432	10,445,281	25,300,465	10,240,849	204,432	10,445,281	25,300,465
Agricultural Debt Securities - TDA	197,281	5,141	202,422	128,268	197,281	5,141	202,422	128,268
Brazilian Foreign Debt Notes	670	28	698	704	670	28	698	704
Private Securities	4,334,910	9,368	4,344,278	4,248,919	1,650,070	52,710	1,702,780	1,754,068
Shares	469	(120)	349	257	178,955	2,634	181,589	124,997
Receivables Investment Fund - FIDC (1)	722	-	722	1,996	722	-	722	1,996
Investment Fund Shares in Participation - FIP	-	-	-	-	21,013	242	21,255	21,313
Investment Fund Shares	42,293	469	42,762	-	1,054,114	40,579	1,094,693	1,083,298
Investment Fund Real Estate	-	-	-	-	18,679	236	18,915	24,032
Debentures (3)	4,232,516	8,612	4,241,128	4,068,289	317,605	8,612	326,217	268,481
Financial Bills - LF	-	-	-	-	-	-	-	48,600
Certificates of Real Estate Receivables - CRI	198	(2)	196	30,280	198	(2)	196	30,325
Certificates of Agribusiness Receivables - CRA	58,712	409	59,121	148,097	58,712	409	59,121	148,097
Bank Deposits Certificates - CDB	-	-	-	-	72	-	72	2,929
Total	52,829,145	694,422	53,523,567	62,305,120	53,315,807	843,241	54,159,048	62,739,022

					Bank
					03/31/2017
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	2,159,849	6,779,649	13,580,318	26,659,473	49,179,289
Treasury Bills - LFT	-	-	79,657	747,796	974,397	1,801,850
National Treasury Bills - LTN	-	719,004	4,929,582	6,993,081	3,163,888	15,805,555
National Treasury Notes - NTN A	-	1,733	-	-	197,509	199,242
National Treasury Notes - NTN B	-	1,423,854	26,890	4,963,203	14,257,107	20,671,054
National Treasury Notes - NTN C	-	13	51,506	-	1,668	53,187
National Treasury Notes - NTN F	-	-	1,632,034	785,513	8,027,734	10,445,281
Agricultural Debt Securities - TDA	-	15,231	59,980	90,725	36,486	202,422
Brazilian Foreign Debt Securities	-	14	-	-	684	698
Private Securities	43,111	1,650	2,903	9,253	4,287,361	4,344,278
Shares	349	-	-	-	-	349
Receivables Investment Fund - FIDC (1)	-	722	-	-	-	722
Investment Fund Shares	42,762	-	-	-	-	42,762
Debentures (3)	-	928	2,707	8,483	4,229,010	4,241,128
Certificates of Real Estate Receivables - CRI	-	-	196	-	-	196
Certificates of Agribusiness Receivables - CRA	-	-	-	770	58,351	59,121
Total	43,111	2,161,499	6,782,552	13,589,571	30,946,834	53,523,567

					Consolidated
					03/31/2017
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	2,257,620	6,835,303	14,517,151	28,846,194	52,456,268
Treasury Bills - LFT	-	93,943	113,624	1,666,548	1,568,413	3,442,528
National Treasury Bills - LTN	-	719,004	4,929,582	6,993,081	3,163,888	15,805,555
National Treasury Notes - NTN A	-	1,733	-	-	197,509	199,242
National Treasury Notes - NTN B	-	1,424,492	29,441	4,981,284	14,645,962	21,081,179
National Treasury Notes - NTN C	-	3,203	70,642	-	1,205,518	1,279,363
National Treasury Notes - NTN F	-	-	1,632,034	785,513	8,027,734	10,445,281
Agricultural Debt Securities - TDA	-	15,231	59,980	90,725	36,486	202,422
Brazilian Foreign Debt Notes	-	14	-	-	684	698
Private Securities	1,295,197	1,650	2,975	9,253	393,705	1,702,780
Shares	181,589	-	-	-	-	181,589
Receivables Investment Fund - FIDC (1)	-	722	-	-	-	722
Investment Fund Shares in Participation - FIP	-	-	-	-	21,255	21,255
Investment Fund Shares	1,094,693	-	-	-	-	1,094,693
Investment Fund Real Estate	18,915	-	-	-	-	18,915
Debentures (3)	-	928	2,707	8,483	314,099	326,217
Certificates of Real Estate Receivables - CRI	-	-	196	-	-	196
Certificates of Agribusiness Receivables - CRA	-	-	-	770	58,351	59,121
Bank Deposits Certificates - CDB	-	-	72	-	-	72
Total	1,295,197	2,259,270	6,838,278	14,526,404	29,239,899	54,159,048

III) Available-for-Sale Securities

					Bank
				03/31/2017	12/31/2016
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	55,370,921	-	2,415,708	57,786,629	50,965,594
Treasury Certificates - CFT	628	-	215	843	792
Securitized Credit	2,388	-	261	2,649	2,774
Treasury Bills - LFT	13,427,833	-	(22,868)	13,404,965	13,009,538
National Treasury Bills - LTN (7)	19,017,585	-	438,902	19,456,487	15,427,266
National Treasury Notes - NTN A	1,137,412	-	(20,527)	1,116,885	1,098,376
National Treasury Notes - NTN B	7,064,766	-	929,326	7,994,092	6,676,617
National Treasury Notes - NTN C (2)	1,466,702	-	41,075	1,507,777	1,457,303
National Treasury Notes - NTN F (2) (5) (8)	9,969,911	-	1,035,866	11,005,777	10,103,843
Spanish Foreign Debt Bonds	3,283,696	-	13,458	3,297,154	3,189,085
Private Securities	77,876,248	(7,517)	(209,288)	77,659,443	83,110,830
Shares	535,705	-	14,669	550,374	570,918
Investment Fund Shares in Participation - FIP (6)	34,948	-	-	34,948	37,510
Investment Fund Shares	649,166	-	-	649,166	638,240
Investment Fund Real Estate	467,186	(7,517)	-	459,669	587,558
Debentures (3)	71,669,490	-	(260,016)	71,409,474	75,534,609
Eurobonds	111,351	-	(24,555)	86,796	158,057
Promissory Notes - NP (4)	3,176,653	-	60,586	3,237,239	3,794,761
Financial Bills - LF	661,814	-	1,705	663,519	1,260,295
Certificates of Real Estate Receivables - CRI	383,770	-	(10,537)	373,233	398,435
Rural Product Note - CPR	186,165	-	8,860	195,025	130,447
Total	133,247,169	(7,517)	2,206,420	135,446,072	134,076,424

					Consolidated
				03/31/2017	12/31/2016
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	58,316,791	-	2,584,388	60,901,179	54,591,429
Treasury Certificates - CFT	628	-	215	843	792
Securitized Credit	2,388	-	261	2,649	2,774
Treasury Bills - LFT	13,690,170	-	(23,187)	13,666,983	13,859,561
National Treasury Bills - LTN	20,110,149	-	463,523	20,573,672	16,500,386
National Treasury Notes - NTN A	1,137,412	-	(20,527)	1,116,885	1,098,376
National Treasury Notes - NTN B	7,064,766	-	929,326	7,994,092	6,676,617
National Treasury Notes - NTN C	1,466,702	-	41,075	1,507,777	1,457,303
National Treasury Notes - NTN F	11,560,880	-	1,180,244	12,741,124	11,806,535
Spanish Foreign Debt Bonds	3,283,696	-	13,458	3,297,154	3,189,085
Private Securities	17,092,035	49,545	(172,748)	16,968,832	18,794,818
Shares	847,815	-	50,880	898,695	925,220
Receivables Investment Fund - FIDC (1)	1,841	-	-	1,841	-
Investment Fund Shares in Participation - FIP	39,555	-	-	39,555	42,456
Investment Fund Shares	132,413	(10,926)	-	121,487	151,202
Investment Fund Real Estate	9,556	60,430	104	70,090	62,807
Debentures (3)	11,285,455	-	(260,016)	11,025,439	11,589,925
Eurobonds	111,351	-	(24,555)	86,796	158,057
Promissory Notes - NP (5)	3,176,653	-	60,586	3,237,239	3,797,619
Foreign Exchange Bills	41,172	-	-	41,172	20,594
Financial Bills - LF	857,960	-	1,930	859,890	1,489,268
Certificates of Real Estate Receivables - CRI	383,770	-	(10,537)	373,233	398,435
Certificates of Bank Deposit - CDB	18,329	41	-	18,370	28,788
Rural Product Note - CPR	186,165	-	8,860	195,025	130,447
Total	75,408,826	49,545	2,411,640	77,870,011	73,386,247

						Bank
						03/31/2017
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	18,585	7,070,750	13,553,621	37,143,673	57,786,629
Treasury Certificates - CFT	-	-	-	-	843	843
Securitized Credit	-	237	675	1,174	563	2,649
Treasury Bills - LFT	-	-	-	151,458	13,253,507	13,404,965
National Treasury Bills - LTN (7)	-	-	3,492,028	13,400,989	2,563,470	19,456,487
National Treasury Notes - NTN A	-	10,901	-	-	1,105,984	1,116,885
National Treasury Notes - NTN B	-	7,447	15,109	-	7,971,536	7,994,092
National Treasury Notes - NTN C (2)	-	-	7,285	-	1,500,492	1,507,777
National Treasury Notes - NTN F (2) (5) (8)	-	-	258,499	-	10,747,278	11,005,777
Spanish Foreign Debt Bonds	-	-	3,297,154	-	-	3,297,154
Private Securities	1,136,109	1,803,243	16,122,682	5,497,370	53,100,039	77,659,443
Shares	10,688	-	-	539,686	-	550,374
Investment Fund Shares in Participation - FIP (6)	-	-	-	5,211	29,737	34,948
Investment Fund Shares	649,166	-	-	-	-	649,166
Investment Fund Real Estate	459,669	-	-	-	-	459,669
Debentures (3)	16,586	1,234,381	14,247,152	3,302,652	52,608,703	71,409,474
Eurobonds	-	-	1,342	-	85,454	86,796
Promissory Notes - NP (4)	-	527,671	1,247,562	1,321,776	140,230	3,237,239
Financial Bills - LF	-	3,723	469,143	190,653	-	663,519
Certificates of Real Estate Receivables - CRI	-	1,050	95,009	41,259	235,915	373,233
Rural Product Note - CPR	-	36,418	62,474	96,133	-	195,025
Total	1,136,109	1,821,828	23,193,432	19,050,991	90,243,712	135,446,072

						Consolidated
						03/31/2017
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	55,012	7,815,877	14,044,403	38,985,887	60,901,179
Treasury Certificates - CFT	-	-	-	-	843	843
Securitized Credit	-	237	675	1,174	563	2,649
Treasury Bills - LFT	-	-	43	151,458	13,515,482	13,666,983
National Treasury Bills - LTN (7)	-	-	4,118,431	13,891,771	2,563,470	20,573,672
National Treasury Notes - NTN A	-	10,901	-	-	1,105,984	1,116,885
National Treasury Notes - NTN B	-	7,447	15,109	-	7,971,536	7,994,092
National Treasury Notes - NTN C (2)	-	-	7,285	-	1,500,492	1,507,777
National Treasury Notes - NTN F (2) (5) (8)	-	36,427	377,180	-	12,327,517	12,741,124
Spanish Foreign Debt Bonds	-	-	3,297,154	-	-	3,297,154
Private Securities	226,039	1,918,262	2,705,229	5,543,149	6,576,153	16,968,832
Shares	16,035	-	-	539,686	342,974	898,695
Receivables Investment Fund - FIDC (2)	1,841	-	-	-	-	1,841
Investment Fund Shares in Participation - FIP (6)	-	-	-	9,818	29,737	39,555
Investment Fund Shares	121,487	-	-	-	-	121,487
Investment Fund Real Estate	70,090	-	-	-	-	70,090
Debentures (3)	16,586	1,234,381	748,347	3,302,652	5,723,473	11,025,439
Eurobonds	-	-	1,342	-	85,454	86,796
Promissory Notes - NP (4)	-	527,671	1,247,562	1,321,776	140,230	3,237,239
Foreign Exchange Bills	-	-	-	41,172	-	41,172
Financial Bills - LF	-	118,742	550,495	190,653	-	859,890
Certificates of Real Estate Receivables - CRI	-	1,050	95,009	41,259	235,915	373,233
Certificates of Bank Deposit - CDB	-	-	-	-	18,370	18,370
Rural Product Note - CPR	-	36,418	62,474	96,133	-	195,025
Total	226,039	1,973,274	10,521,106	19,587,552	45,562,040	77,870,011

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the firts quarter of 2016 there was the value to R$3,606 result, net of tax in the Consolidated income from the sale of NTN-C and NTN-F part to the market (Note 24.e).

(3) In the Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$322 (12/31/2016 - R$583) in securities for trading and R$1,133,712 (12/31/2016 - R$1,206,434) in available-for-sale securities.

(4) Includes R$108,451 (12/31/2016 - R$146,392) of hedge objects market risks (Note 6.b.V.a) and R$1,823,355 (12/31/2016 - R$1,939,949) of hedge objects cash flow hedge (Nota 6.b.v.b).

(5) On March 31, 2017, the amount of 1,040,000 (12/31/2016 - R$1,040,000) Notes National Treasury (NTN-F), with maturity on January 1, 2027 (12/31/2016 - maturity on January 1, 2025) are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(6) The assets of the invested companies are measured using the methodology of: (i) the fair value of a financial instrument, interpreted as the price paid in an active, transparent and significant market. If there is no market price for a given financial instrument, its fair value is estimated based on valuation techniques normally adopted by the financial market, taking into account the specific characteristics of the instrument to be measured and, above all, the different types of risks associated to it; (ii) the cost of acquisition of financial assets. If there is no quotation available on the stock exchange or organized over-the-counter market, they are valued at acquisition cost or at amortized cost, adjusted by provision for impairment, when applicable.

(7) On March 31, 2017 includes the amount of R$3,463,307 hedge objects market risk (Note 6.b.V.a)

(8) On March 31, 2017 includes the amount of R$359,975 hedge objects market risk (Note 6.b.V.a)

IV) Held-to-Maturity Securities

						Bank/Consolidated
						03/31/2017
						By Maturity
		Cost
		Amortized / Accounting	Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities(1)	03/31/2017	12/31/2016	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	9,121,197	9,388,442	67,245	38,834	337,559	8,677,559	9,121,197
National Treasury Notes - NTN A	2,850,974	2,921,564	25,586	-	-	2,825,388	2,850,974
Brazilian Foreign Debt Bonds (2)	6,270,223	6,466,878	41,659	38,834	337,559	5,852,171	6,270,223
Total	9,121,197	9,388,442	67,245	38,834	337,559	8,677,559	9,121,197
(1) The fair value of held to maturity securities is R$9,493,775 (12/31/2016 - R$10,555,437).

(2) Includes the amount of R$696,263 (12/31/2016 - R$701,300) of cash flow object hedge (Note 6.b.V.b).

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Income From Fixed-Income Securities	5,587,279	6,730,375	3,701,091	4,699,068
Income From Interbank Investments	2,798,474	2,026,183	1,716,469	1,042,306
Income From Variable-Income Securities	(100,093)	(45,845)	(65,626)	(23,039)
Financial Income of Pension and Capitalization	-	-	34,984	46,062
Provision for Impairment losses (1)	(70,446)	-	(79,929)	-
Others (2)	(166,001)	66,077	(137,765)	43,592
Total	8,049,213	8,776,790	5,169,224	5,807,989

(1) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(2) Corresponds, mainly, to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			03/31/2017			12/31/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		5,069,331	2,876,076		5,417,902	3,138,044
Asset	133,569,483	21,250,302	21,063,492	118,076,726	23,171,475	24,315,423
CDI (Interbank Deposit Certificates)	43,952,814	19,753,421	19,848,030	44,868,680	21,689,958	22,763,760
Fixed Interest Rate - Real	56,801,782	-	-	47,732,950	-	-
Indexed to Price and Interest Rates	8,751,484	-	-	9,225,789	-	-
Foreign Currency	24,063,403	1,496,881	1,215,462	16,249,307	1,481,517	1,551,663
Liabilities	128,500,152	(16,180,971)	(18,187,416)	112,658,824	(17,753,573)	(21,177,379)
CDI (Interbank Deposit Certificates)	24,199,393	-	-	23,178,722	-	-
Fixed Interest Rate - Real	70,172,464	(13,370,682)	(15,381,236)	61,775,580	(14,042,630)	(17,461,002)
Indexed to Price and Interest Rates	11,343,915	(2,592,431)	(2,585,118)	12,767,212	(3,541,423)	(3,518,297)
Foreign Currency	22,566,522	-	-	14,767,790	-	-
Others	217,858	(217,858)	(221,062)	169,520	(169,520)	(198,080)
Options	127,493,899	518,827	269,940	169,608,057	449,906	154,967
Purchased Position	54,815,647	814,358	656,656	80,830,149	1,076,380	883,474
Call Option - US Dollar	10,293,967	171,803	146,613	12,693,748	215,095	181,463
Put Option - US Dollar	3,500,746	136,569	146,846	3,788,161	352,584	392,048
Call Option - Other	9,601,433	13,854	37,397	17,492,141	16,939	15,914
Interbank Market	5,957,900	2,987	217	17,391,500	7,152	7,062
Others (1)	3,643,533	10,867	37,180	100,641	9,787	8,852
Put Option - Other	31,419,501	492,132	325,800	46,856,099	491,762	294,049
Interbank Market	30,374,666	7,831	10,365	46,106,600	13,968	18,029
Others (1)	1,044,835	484,301	315,435	749,499	477,794	276,020
Sold Position	72,678,252	(295,531)	(386,716)	88,777,908	(626,474)	(728,507)
Call Option - US Dollar	3,356,359	(82,793)	(94,228)	4,314,988	(121,751)	(141,172)
Put Option - US Dollar	4,302,586	(173,096)	(208,167)	7,390,733	(470,629)	(553,458)
Call Option - Other	13,021,970	(18,510)	(48,236)	27,784,459	(15,425)	(13,957)
Interbank Market	12,497,564	(3,755)	(61)	27,597,764	(5,891)	(4,087)
Others (1)	524,406	(14,755)	(48,175)	186,695	(9,534)	(9,870)
Put Option - Other	51,997,337	(21,132)	(36,085)	49,287,728	(18,669)	(19,920)
Interbank Market	51,706,420	(11,394)	(15,955)	49,245,495	(9,225)	(5,793)
Others (1)	290,917	(9,738)	(20,130)	42,233	(9,444)	(14,127)
Futures Contracts	144,956,518	-	-	104,348,970	-	-
Purchased Position	58,463,067	-	-	40,286,253	-	-
Exchange Coupon (DDI)	24,193,747	-	-	14,473,180	-	-
Interest Rates (DI1 and DIA)	16,894,022	-	-	23,694,707	-	-
Foreign Currency	15,250,820	-	-	1,393,538	-	-
Indexes (2)	886,109	-	-	146,773	-	-
Treasury Bonds/Notes	1,238,369	-	-	578,055	-	-
Sold Position	86,493,451	-	-	64,062,717	-	-
Exchange Coupon (DDI)	37,584,114	-	-	15,048,490	-	-
Interest Rates (DI1 and DIA)	22,937,294	-	-	28,942,103	-	-
Foreign Currency	15,953,686	-	-	17,384,256	-	-
Indexes (2)	5,196,303	-	-	99,074	-	-
Treasury Bonds/Notes	4,822,054	-	-	2,588,794	-	-

					Bank
			03/31/2017			12/31/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	54,127,860	121,419	156,147	50,775,576	66,994	907,377
Purchased Commitment	24,177,533	1,825,996	1,888,017	20,864,170	724,000	2,734,342
Currencies	22,808,896	1,825,996	1,888,331	19,951,984	724,000	2,738,737
Others	1,368,637	-	(314)	912,186	-	(4,395)
Sell Commitment	29,950,327	(1,704,577)	(1,731,870)	29,911,406	(657,006)	(1,826,965)
Currencies	29,950,327	(1,704,577)	(1,731,870)	29,911,406	(657,006)	(1,826,965)

						Consolidated
			03/31/2017			12/31/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		13,342,125	2,855,689		12,544,823	3,110,732
Asset	213,614,442	22,713,854	23,135,738	199,767,970	25,813,018	26,962,872
CDI (Interbank Deposit Certificates)	44,581,085	20,730,604	21,949,788	47,649,278	24,370,336	25,450,045
Fixed Interest Rate - Real	136,441,738	-	-	126,400,445	-	-
Indexed to Price and Interest Rates	8,751,484	-	-	9,225,789	-	-
Foreign Currency	23,840,135	1,983,250	1,185,950	16,492,458	1,442,682	1,512,827
Liabilities	200,272,317	(9,371,729)	(20,280,049)	187,223,147	(13,268,195)	(23,852,140)
CDI (Interbank Deposit Certificates)	23,850,481	-	-	23,278,942	-	-
Fixed Interest Rate - Real	143,003,178	(6,561,440)	(17,473,869)	135,957,697	(9,557,252)	(20,135,763)
Indexed to Price and Interest Rates	11,343,915	(2,592,431)	(2,585,118)	12,767,212	(3,541,423)	(3,518,297)
Foreign Currency	21,856,885	-	-	15,049,776	-	-
Others	217,858	(217,858)	(221,062)	169,520	(169,520)	(198,080)
Options	134,574,573	547,839	257,554	175,841,405	448,739	168,467
Purchased Position	58,339,484	873,739	658,032	83,883,966	1,149,704	935,520
Call Option - US Dollar	10,293,967	171,803	146,613	12,693,748	215,095	181,463
Put Option - US Dollar	3,500,746	136,569	146,846	3,788,161	352,584	392,048
Call Option - Other	12,384,661	58,744	71,322	20,115,932	60,830	62,517
Interbank Market	5,957,900	2,987	217	17,391,500	7,152	7,062
Others (1)	6,426,761	55,757	71,105	2,724,432	53,678	55,455
Put Option - Other	32,160,110	506,623	293,251	47,286,125	521,195	299,492
Interbank Market	30,374,666	7,831	10,365	46,106,600	13,968	18,029
Others (1)	1,785,444	498,792	282,886	1,179,525	507,227	281,463
Sold Position	76,235,089	(325,900)	(400,478)	91,957,439	(700,965)	(767,053)
Call Option - US Dollar	3,356,359	(82,793)	(94,228)	4,314,988	(121,751)	(141,172)
Put Option - US Dollar	4,302,586	(173,096)	(208,167)	7,390,733	(470,629)	(553,458)
Call Option - Other	15,746,468	(37,014)	(84,375)	30,441,646	(75,754)	(46,940)
Interbank Market	12,497,564	(3,755)	(61)	27,597,764	(5,891)	(4,087)
Others (1)	3,248,904	(33,259)	(84,314)	2,843,882	(69,863)	(42,853)
Put Option - Other	52,829,676	(32,997)	(13,708)	49,810,072	(32,831)	(25,483)
Interbank Market	51,706,420	(11,394)	(15,955)	49,245,495	(9,225)	(5,793)
Others (1)	1,123,256	(21,603)	2,247	564,577	(23,606)	(19,690)
Futures Contracts	145,227,993	-	-	104,651,180	-	-
Purchased Position	58,592,519	-	-	40,396,456	-	-
Exchange Coupon (DDI)	24,193,747	-	-	14,473,180	-	-
Interest Rates (DI1 and DIA)	16,954,841	-	-	23,756,523	-	-
Foreign Currency	15,250,820	-	-	1,393,538	-	-
Indexes (2)	954,742	-	-	195,160	-	-
Treasury Bonds/Notes	1,238,369	-	-	578,055	-	-

						Consolidated
			03/31/2017			12/31/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	86,635,474	-	-	64,254,724	-	-
Exchange Coupon (DDI)	37,584,114	-	-	15,048,490	-	-
Interest Rates (DI1 and DIA)	23,077,536	-	-	29,047,678	-	-
Foreign Currency	15,953,686	-	-	17,384,256	-	-
Indexes (2)	5,198,084	-	-	185,506	-	-
Treasury Bonds/Notes	4,822,054	-	-	2,588,794	-	-
Forward Contracts and Others	54,218,877	213,201	256,262	50,853,154	144,572	990,702
Purchased Commitment	24,177,533	1,825,996	1,890,374	20,864,170	724,000	2,734,342
Currencies	22,808,896	1,825,996	1,890,688	19,951,984	724,000	2,738,737
Others	1,368,637	-	(314)	912,186	-	(4,395)
Sell Commitment	30,041,344	(1,612,795)	(1,634,112)	29,988,984	(579,428)	(1,743,640)
Currencies	29,950,327	(1,704,577)	(1,731,870)	29,911,406	(657,006)	(1,826,965)
Others	91,017	91,782	97,758	77,578	77,578	83,325

(1) Includes share options and indexes.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					03/31/2017	12/31/2016
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		45,472,813	35,705,706	52,390,964	133,569,483	118,076,726
Options		6,523,335	1,017,586	119,952,978	127,493,899	169,608,057
Futures Contracts		-	-	144,956,518	144,956,518	104,348,970
Forward Contracts and Others		27,186,135	21,784,327	5,157,398	54,127,860	50,775,576

						Consolidated
						Notional
					03/31/2017	12/31/2016
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		45,472,813	33,227,222	134,914,407	213,614,442	199,767,970
Options		6,523,335	1,017,585	127,033,653	134,574,573	175,841,405
Futures Contracts		-	-	145,227,993	145,227,993	104,651,180
Forward Contracts and Others		27,186,135	21,784,326	5,248,416	54,218,877	50,853,154

(1) Includes trades with the BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					03/31/2017	12/31/2016
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		1,987,987	18,319,281	113,262,215	133,569,483	118,076,726
Options		96,360,539	27,229,444	3,903,916	127,493,899	169,608,057
Futures Contracts		85,273,314	39,416,476	20,266,728	144,956,518	104,348,970
Forward Contracts and Others		33,068,281	17,832,568	3,227,011	54,127,860	50,775,576

					Consolidated
					Notional
				03/31/2017	12/31/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	2,092,056	19,873,106	191,649,280	213,614,442	199,767,970
Options	99,165,122	31,285,713	4,123,738	134,574,573	175,841,405
Futures Contracts	85,420,496	39,514,502	20,292,995	145,227,993	104,651,180
Forward Contracts and Others	33,111,595	17,880,271	3,227,011	54,218,877	50,853,154

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				03/31/2017	12/31/2016
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	48,846,921	56,878,810	27,843,752	133,569,483	118,076,726
Options	116,475,379	10,311,255	707,265	127,493,899	169,608,057
Futures Contracts	144,956,518	-	-	144,956,518	104,348,970
Forward Contracts and Others	-	42,042,567	12,085,293	54,127,860	50,775,576

					Consolidated
					Notional
				03/31/2017	12/31/2016
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	129,289,388	56,047,360	28,277,694	213,614,442	199,767,970
Options	123,556,054	10,311,254	707,265	134,574,573	175,841,405
Futures Contracts	145,227,993	-	-	145,227,993	104,651,180
Forward Contracts and Others	-	42,133,585	12,085,292	54,218,877	50,853,154

(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amount traded on other clearinghouses.

(3) Composed of operations that are included in registration chambers, according to the regulation of the Bacen.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			03/31/2017			12/31/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(162,935)	(29,579)	(192,514)	(66,261)	(31,085)	(97,346)
Asset	1,292,474	(2,297)	1,290,177	769,792	(7,854)	761,938
Indexed to Foreign Currency - Fixed Interest - US Dollar (1)	16,455	716	17,171	16,575	1,103	17,678
Indexed to Foreign Currency - USD/BRL US Dollar (2)	1,276,019	(3,013)	1,273,006	753,217	(8,957)	744,260
Liabilities	(1,455,409)	(27,282)	(1,482,691)	(836,053)	(23,231)	(859,284)
Indexed to Foreign Currency - Fixed Interest - US Dollar (2)	(102,309)	(15,504)	(117,813)	(16,575)	(1,103)	(17,678)
CDI (Interbank Deposit Certificates) (1) (2)	(1,323,989)	(7,927)	(1,331,916)	(785,664)	(18,395)	(804,059)
Fixed Interest Rate - Real (2)	(29,111)	(3,851)	(32,962)	(33,814)	(3,733)	(37,547)
Hedge Object
Asset	454,600	18,628	473,228	350,995	18,354	369,349
Lending Operation (Note 8.a and e)	350,848	13,929	364,777	212,480	10,477	222,957
CDI (Interbank Deposit Certificates)	350,848	13,929	364,777	212,480	10,477	222,957
Available-for-Sale Securities (Note 6.a.III)	103,752	4,699	108,451	138,515	7,877	146,392
Promissory Notes - PN	103,752	4,699	108,451	138,515	7,877	146,392
Liabilities	(770,317)	16,110	(754,207)	(816,759)	12,830	(803,929)
Loans Issued Abroad (Note 18.e)	(770,317)	16,110	(754,207)	(816,759)	12,830	(803,929)
Indexed to Foreign Currency - US Dollar	(770,317)	16,110	(754,207)	(816,759)	12,830	(803,929)

						Consolidated
			03/31/2017			12/31/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(196,047)	(28,514)	(224,561)	(109,766)	(26,703)	(136,469)
Asset	1,542,221	9,823	1,552,044	1,034,526	11,486	1,046,012
Indexed to Foreign Currency - Fixed Interest - US Dollar (1)	16,455	716	17,171	16,575	1,103	17,678
Indexed to Foreign Currency - USD/BRL US Dollar (2)	1,276,019	(3,013)	1,273,006	753,217	(8,957)	744,260
Indexed to Foreign Currency - Euro (3)	249,747	12,120	261,867	264,734	19,340	284,074
Liabilities	(1,738,268)	(38,337)	(1,776,605)	(1,144,292)	(38,189)	(1,182,481)
Indexed to Foreign Currency - US Dollar (3)	(282,859)	(11,055)	(293,914)	(308,239)	(14,958)	(323,197)
Indexed to Foreign Currency - Fixed Interest - US Dollar (2)	(102,309)	(15,504)	(117,813)	(16,575)	(1,103)	(17,678)
CDI (Interbank Deposit Certificates) (1) (2)	(1,323,989)	(7,927)	(1,331,916)	(785,664)	(18,395)	(804,059)
Fixed Interest Rate - Real (2)	(29,111)	(3,851)	(32,962)	(33,814)	(3,733)	(37,547)
Hedge Object
Asset	743,854	22,685	766,539	669,966	23,165	693,131
Lending Operation (Note 8.a and e)	640,102	17,986	658,088	531,451	15,288	546,739
Indexed to Foreign Currency - US Dollar	289,254	4,057	293,311	318,971	4,811	323,782
CDI (Interbank Deposit Rates)	350,848	13,929	364,777	212,480	10,477	222,957
Available-for-Sale Securities (Note 6.a.III)	103,752	4,699	108,451	138,515	7,877	146,392
Promissory Notes - PN	103,752	4,699	108,451	138,515	7,877	146,392
Liabilities	(770,317)	16,110	(754,207)	(816,759)	12,830	(803,929)
Money Market Funding and Borrowings and Onlendings Foreign Borrowings (Note 18.e)	(770,317)	16,110	(754,207)	(816,759)	12,830	(803,929)
Indexed to Foreign Currency - US Dollar	(770,317)	16,110	(754,207)	(816,759)	12,830	(803,929)

						Bank/Consolidated
						03/31/2017

						Notional
Hedge instruments
Futures Contracts						3,696,033
Interest Rate (DI1 and DIA)						3,696,033

					Adjustment
				Cost	to Fair Value	Fair Value
Object of "Hedge"
Assets				3,822,165	1,117	3,823,282
Securities - Available for Sale (Note 6.a.III)
Public Titles				3,822,165	1,117	3,823,282
National Treasury Bills - LTN				3,463,126	181	3,463,307
National Treasury Notes - NTN F				359,039	936	359,975

(1) In the Bank and in the Consolidated, passive instruments whose hedged items are securities represented by promissory notes indexed in Certificates of Interbank Deposits (CDI) with market value of R$75,489 (12/31/2016 - R$108,845).

(2) At the Bank and in the Consolidated, these are assets are instruments whose hedged items are obligations for foreign loans indexed in foreign currency - US Dollar with a market value of R$754,207 (12/31/2016 - R$803,929), and instruments Liabilities whose hedged items are indexed credit operations of interbank deposits with market value of R$364,777 (12/31/2016 - R$222,957) and securities represented by promissory notes indexed to pre - real interest rates with market value of R$32,962 (12/31/2016 - R$37,547).

(3) In the Consolidated, instruments whose hedge items are indexed in foreign currency - Dollar with a market value of R$293,311 (12/31/2016 - R$323,782).

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			03/31/2017			12/31/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	209,182	(16,013)	193,169	140,828	(20,535)	120,293
Asset	906,529	73,478	980,007	1,382,765	84,746	1,467,511
Indexed to Foreign Currency - Fixed Interest - US Dollar (1)	906,529	73,478	980,007	1,382,765	84,746	1,467,511
Liabilities	(697,347)	(89,491)	(786,838)	(1,241,937)	(105,281)	(1,347,218)
CDI (Interbank Deposit Certificate) (1)	-	-	-	(340,943)	(995)	(341,938)
Fixed Interest Rate - Real (1)	-	-	-	(198,666)	(1,288)	(199,954)
Indexed to Foreign Currency - Fixed Interest Euro (1)	(697,347)	(89,491)	(786,838)	(702,328)	(102,998)	(805,326)

						Consolidated
			03/31/2017			12/31/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	161,167	(119,343)	41,824	83,063	(85,053)	(1,990)
Asset	4,840,486	185,046	5,025,532	4,364,638	176,056	4,540,694
Indexed to Foreign Currency - Pre Dolar (1)	906,529	73,478	980,007	1,393,009	84,811	1,477,820
Indexed to Foreign Currency - Pre Euro (2)	711,760	82,115	793,875	421,516	52,852	474,368
CDI (Interbank Deposit Certificates) (3)	3,222,197	29,453	3,251,650	2,550,113	38,393	2,588,506
Liabilities	(4,679,319)	(304,389)	(4,983,708)	(4,281,575)	(261,109)	(4,542,684)
CDI (Interbank Deposit Certificates) (3)	-	-	-	(340,943)	(995)	(341,938)
Indexed to Interest Rate - Pré Real (3)	(3,223,206)	(125,921)	(3,349,127)	(2,741,145)	(97,473)	(2,838,618)
Indexed to Foreign Currency - Pre Euro (1)	(697,347)	(89,491)	(786,838)	(702,328)	(102,998)	(805,326)
Indexed to Foreign Currency - Dolar (2)	(758,766)	(88,977)	(847,743)	(489,318)	(59,366)	(548,684)
Indexed to Foreign Currency - Real (2)	-	-	-	(7,841)	(277)	(8,118)

					Bank/Consolidated
					03/31/2017	12/31/2016
					Notional	Notional
Hedge Instruments
Future Contracts					67,423,561	80,149,530
Trade Finance (4)					67,413,814	80,149,530
Foreign Currency - Dollar					19,010	450,571
Interest Rates (DI1 and DIA)					42,127,281	46,314,644
Interest Rates DDI1					25,267,523	33,384,315
Certificates of Bank Deposits - CDB (5)					9,747	-
Interest Rates (DI1 and DIA)					9,747	-

		Bank		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Hedge Object - Cost
Asset	23,435,663	27,362,050	24,108,094	27,858,924
Lending Operations (Note 8.a)
Import and Export Credit and Financing	9,233,266	10,558,755	9,233,266	10,816,781
Lending Operations	11,508,133	13,632,049	12,180,564	13,870,897
Lending Operations	174,646	529,997	174,646	529,997
Securities
Available-for-Sale Securities - Promissory Notes - NP (Note 6.a.III)	1,823,355	1,939,949	1,823,355	1,939,949
Held to Maturity - Securities Foreign Debt Bonds (Note 6.a IV)	696,263	701,300	696,263	701,300
Liabilities	(10,039)	(1,332,972)	(3,855,076)	(4,223,472)
Money Market Funding and Borrowings and Onlendings
Deposits (Note 18.a)
Certificate of Time Deposits - CDB	(10,039)	-	(10,039)	-
Certificates of Interbank Deposit - CDI	-	-	(267,975)	(547,556)
Real Estate Credit, Mortgage, Credit and Similar (Note 18.c)
Exchange Acceptances
Exchange Treasury Bills	-	-	(1,006,593)	(573,596)
Real Estate Credit, Mortgage, Credit and Similar
Financial Treasury Bills	-	-	(2,570,469)	(1,769,348)
Borrowings and Onlendings (Note 18.e)
Certificates of Bank Deposit - CDB	-	(1,332,972)	-	(1,332,972)

(1) Operations due April 1, 2021 (12/31/2016 - operations due April 1, 2021) which hedge objects are securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(2) Operations maturing between August, 2017 and January, 2022 (12/31/2016 - operations maturing between March, 2017 to June, 2021), which objects "hedge" contracts are loans from lending institutions.

(3) Transactions with maturity dates between April 2017 and October 2019 (12/31/2016 - operations with maturity between May 2017 and November 2019), whose hedge items are deposits with Interbank Deposit Certificate (CDI) Letter Exchange - LC and Financial Letter - LF.

(4) Transactions with maturity between May 2017 and January 2018 (12/31/2016 - transactions with maturities between January 2017 and January 2018) and restated instrument value of R$25,571,344 where operations are denominated in US dollars And futures in DI and IDD when used in conjunction with the foreign exchange coupon hedges the trade finance operations (12/31/2016 - R$29,164,917), whose hedge is a credit transaction - Financing and export and import credit, lending operations, other credits, securities represented by promissory notes and foreign loan obligations.

(5) Operation maturing on July 3, 2017, whose hedge items are deposits with Bank Deposit Certificate (CDB).

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a credit of R$147,666 (12/31/2016 - R$69,489) and is recorded in equity, net of tax effects.

The effectiveness of these operations was in accordance with Bacen Circular 3,082/2002, and in the first quarter of 2017, income was recorded in the amount of R$467 referring to the ineffective portion.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Financial Treasury Bill - LFT	716,511	714,031	1,349,751	1,556,804
National Treasury Bill - LTN	6,694,361	4,636,644	6,694,361	4,636,644
National Treasury Notes - NTN	9,035,205	27,598	9,035,205	27,598
Total	16,446,077	5,378,273	17,079,317	6,221,046

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Assets
Swap Differentials Receivable (1)	9,255,202	9,258,813	17,973,199	15,348,102
Option Premiums to Exercise	656,656	883,474	658,032	935,520
Forward Contracts and Others	6,252,186	7,708,703	6,349,945	7,792,334
Total	16,164,044	17,850,990	24,981,176	24,075,956
Liabilities
Swap Differentials Payable (1)	6,378,471	6,097,822	15,300,247	12,375,829
Option Premiums Launched	386,716	728,507	400,478	767,053
Forward Contracts and Others	6,096,039	6,801,326	6,093,683	6,801,632
Total	12,861,226	13,627,655	21,794,408	19,944,514

(1) Includes swaption operations.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and reviewed of the previous released rules in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually until 2019. The new rules have been applied in October 2013 and remainder in January 1, 2014.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of March 31, 2017.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(14,214)	(359,860)	(719,720)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(2,314)	(22,685)	(45,371)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(1,915)	(8,634)	(17,268)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(718)	(11,645)	(23,290)
Foreign Currency	Exposures subject to Foreign Exchange	(18,001)	(450,014)	(900,028)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(7,271)	(44,417)	(88,835)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(19,386)	(258,031)	(516,061)
Shares and Indexes	Exposures subject to Change in Shares Price	(4,170)	(104,240)	(208,480)
Total (1)		(67,989)	(1,259,526)	(2,519,053)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description		Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate		(60,703)	(1,695,752)	(3,236,999)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP		(13,622)	(361,183)	(774,419)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes		(53,320)	(955,186)	(1,634,441)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate		(5,633)	(73,359)	(134,092)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate		(5,124)	(30,665)	(61,286)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market		(26,155)	(378,185)	(701,341)
Foreign Currency	Exposures subject to Foreign Exchange		(937)	(23,423)	(46,846)
Total (1)			(165,494)	(3,517,753)	(6,589,424)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

			Bank		Consolidated
		03/31/2017	12/31/2016	03/31/2017	12/31/2016
Lending Operations		172,849,865	172,953,587	214,630,770	212,780,537
Loans and Discounted Receivables (3)		89,644,586	90,658,938	98,262,851	98,581,263
Financing (4)		36,347,822	36,631,187	69,145,773	68,075,722
Rural, Agricultural and Industrial Financing		10,632,282	8,958,221	10,632,282	8,958,221
Real Estate Financing		35,867,112	36,490,536	35,867,112	36,490,536
Securities Financing		196,548	50,303	196,548	50,303
Lending Operations Related to Assignment		161,515	164,402	526,204	624,492
Leasing Operations		5	7	2,791,430	2,882,031
Advances on Foreign Exchange Contracts (1) (Note 9)		5,693,062	5,101,851	5,693,062	5,101,851
Other Receivables (2) (5)		31,325,677	33,344,087	34,071,547	36,133,837
Total		209,868,609	211,399,532	257,186,809	256,898,256
Current		107,920,765	108,886,706	132,659,663	133,425,588
Long-term		101,947,844	102,512,826	124,527,146	123,472,668

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

(3) Includes the amount of R$221,149 (12/31/2016 - R$81,697) Bank and R$514,460 (12/31/2016 - R$405,479) Consolidated contracts objects loans of "hedge" market risk (Note 6.b.V.a) and the amount of R$11,508,133 (12/31/2016 - R$13,632,049) in the Bank and R$12,180,564 (12/31/2016 - R$13,180,897) in the Consolidated, contracts of loan object "hedge" cash flow (Note 6.b.V.b).

(4) Includes the amount of R$143,628 (12/31/2016 - R$141,260) Bank and Consolidated of financing "hedge" contracts objects of market risk (Note 6.b.V.a), and includes the amount of R$9,233,266 (12/31/2016 - R$10,558,755) Bank and R$9,233,266 (12/31/2016 - R$10,816,781) Consolidated of financing "hedge" contracts objects cash flow (Note 6.b.V.b.).

(5) In the Bank and Consolidated, includes the amount of R$174,646 (12/31/2016 - R$529,997) of contracts of credit objects of cash flow "hedge". (Note 6.b.V.b.)

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the first quarter of 2017, operations were carried out credit assignment without recourse in the amount of R$225,832 (2016 - R$22,911) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA), (Note 37.b). On March 31, 2017, the present value of the operations assigned to Banco PSA is R$364,689 (12/31/2016 - R$460,090).

On September, 2015 the Bank made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019. On March 31, 2017 the present value of the divested operations is R$161,515 (12/31/2016 - R$164,402).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On March 31, 2017, the present value of the divested operations is R$151,141 (12/31/2016 - R$159,745).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Overdue	6,554,580	7,054,119	7,655,559	8,084,332
Due to:
Up to 3 Months	61,062,110	61,524,849	70,227,315	70,650,136
From 3 to 12 Months	46,858,655	47,361,857	62,432,348	62,775,452
Over 12 Months	95,393,264	95,458,707	116,871,587	115,388,336
Total	209,868,609	211,399,532	257,186,809	256,898,256

c) Lease Portfolio Operations

		Bank		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Gross Investment in Leasing Operations	5	7	3,339,437	3,455,534
Lease Receivables	3	4	2,254,563	2,339,735
Unrealized Residual Values (1)	2	3	1,084,874	1,115,799
Unearned Income on Lease	(2)	(3)	(2,232,540)	(2,316,599)
Offsetting Residual Values	(2)	(3)	(1,084,874)	(1,115,799)
Leased Assets	68,125	68,451	7,265,173	7,390,260
Accumulated Depreciation	(68,125)	(68,451)	(3,936,662)	(3,949,169)
Excess Depreciation	26,864	27,109	1,489,548	1,517,892
Losses on Unamortized Lease	-	-	244,843	247,375
Advances for Guaranteed Residual Value	(26,860)	(27,103)	(2,295,859)	(2,349,857)
Other Assets	-	-	2,364	2,394
Total of Lease Portfolio at Present Value	5	7	2,791,430	2,882,031

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$0 (12/31/2016 - R$0) Bank and R$548,007 (12/31/2016 - R$573,503) Consolidated.

On March 31, 2017 and December 31, 2016, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

					Bank		Consolidated
				03/31/2017	12/31/2016	03/31/2017	12/31/2016
Overdue				3	2	28,632	27,105
Due to:
Up to 1 Year				2	5	1,575,832	1,625,438
From 1 to 5 Years				-	-	1,729,236	1,794,786
Over 5 Years				-	-	5,737	8,205
Total				5	7	3,339,437	3,455,534

Report per Lease Portfolio Maturity at Present Value

					Bank		Consolidated
				03/31/2017	12/31/2016	03/31/2017	12/31/2016
Overdue				3	2	26,680	24,117
Due to:
Up to 1 Year				2	5	1,471,417	1,518,203
From 1 to 5 Years				-	-	1,290,766	1,335,895
Over 5 Years				-	-	2,567	3,816
Total				5	7	2,791,430	2,882,031

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				03/31/2017	12/31/2016	03/31/2017	12/31/2016
Private Sector				209,781,028	211,333,303	257,099,228	256,832,027
Industry				63,589,049	62,455,022	65,101,692	63,829,839
Commercial				25,054,045	26,864,271	28,288,075	30,357,498
Financial Institutions				938,333	1,111,393	942,592	1,116,062
Services and Other (1)				31,271,571	33,607,965	33,679,007	36,071,493
Individuals				85,854,890	84,422,338	125,753,908	122,286,564
Credit Cards				20,319,823	20,676,801	20,319,822	20,676,801
Mortgage Loans				27,059,313	27,153,241	27,059,313	27,153,241
Payroll Loans				12,376,482	11,632,735	20,468,709	18,987,060
Financing and Vehicles Lease				1,808,632	1,859,677	31,465,648	30,194,853
Others (2)				24,290,640	23,099,884	26,440,416	25,274,609
Agricultural				3,073,140	2,872,314	3,333,954	3,170,571
Public Sector				87,581	66,229	87,581	66,229
Federal				69	-	69	-
State				44,814	50,647	44,814	50,647
Municipal				42,698	15,582	42,698	15,582
Total				209,868,609	211,399,532	257,186,809	256,898,256

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							03/31/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	80,933,673	-	80,933,673	-	-	-
A	0.5%	72,355,343	-	72,355,343	361,777	274,653	636,430
B	1%	14,878,820	1,935,953	16,814,773	168,148	277,041	445,189
C	3%	9,425,366	2,396,929	11,822,295	354,669	775,807	1,130,476
D	10%	8,339,022	3,368,660	11,707,682	1,170,768	576,766	1,747,534
E	30%	1,747,800	1,693,246	3,441,046	1,032,314	-	1,032,314
F	50%	1,814,626	1,424,847	3,239,473	1,619,736	-	1,619,736
G	70%	1,245,565	890,819	2,136,384	1,495,469	-	1,495,469
H	100%	2,711,776	4,692,235	7,404,011	7,404,011	-	7,404,011
Total		193,451,991	16,402,689	209,854,680	13,606,892	1,904,267	15,511,159

							Bank
							12/31/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	83,304,514	-	83,304,514	-	-	-
A	0.5%	73,169,632	-	73,169,632	365,848	275,044	640,892
B	1%	14,214,859	1,097,714	15,312,573	153,126	248,731	401,857
C	3%	9,333,702	2,139,320	11,473,022	344,191	744,383	1,088,574
D	10%	8,000,687	2,482,841	10,483,528	1,048,353	577,450	1,625,803
E	30%	2,009,675	1,451,340	3,461,015	1,038,304	-	1,038,304
F	50%	1,859,835	1,201,808	3,061,643	1,530,821	-	1,530,821
G	70%	1,273,196	956,548	2,229,744	1,560,821	-	1,560,821
H	100%	3,122,836	5,770,548	8,893,384	8,893,384	-	8,893,384
Total		196,288,936	15,100,119	211,389,055	14,934,848	1,845,608	16,780,456

							Consolidated
							03/31/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	96,196,352	-	96,196,352	-	-	-
A	0.5%	95,681,314	-	95,681,314	478,407	295,819	774,226
B	1%	17,965,653	3,284,892	21,250,545	212,505	277,041	489,546
C	3%	10,303,645	3,582,516	13,886,161	416,585	775,807	1,192,392
D	10%	8,469,213	3,797,936	12,267,149	1,226,715	576,766	1,803,481
E	30%	1,809,353	1,939,612	3,748,965	1,124,690	380	1,125,070
F	50%	1,832,674	1,611,258	3,443,932	1,721,966	-	1,721,966
G	70%	1,360,523	1,030,088	2,390,611	1,673,428	-	1,673,428
H	100%	2,826,437	5,477,357	8,303,794	8,303,794	-	8,303,794
Total		236,445,164	20,723,659	257,168,823	15,158,090	1,925,813	17,083,903

							Consolidated
							12/31/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,759,855	-	97,759,855	-	-	-
A	0.5%	95,665,266	-	95,665,266	478,326	296,236	774,562
B	1%	17,462,836	2,328,983	19,791,819	197,918	248,732	446,650
C	3%	10,160,710	3,188,136	13,348,846	400,465	744,383	1,144,848
D	10%	8,128,531	2,873,991	11,002,522	1,100,252	577,450	1,677,702
E	30%	2,066,273	1,696,249	3,762,522	1,128,757	-	1,128,757
F	50%	1,877,166	1,407,104	3,284,270	1,642,135	-	1,642,135
G	70%	1,392,106	1,107,260	2,499,366	1,749,556	-	1,749,556
H	100%	3,240,086	6,528,416	9,768,502	9,768,502	-	9,768,502
Total		237,752,829	19,130,139	256,882,968	16,465,911	1,866,801	18,332,712

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current regulatory requirements.

(3) The total loan portfolio includes the value of a credit of R$13,929 (31/12/2016 - R$10,477) in the Bank and R$17,986 (31/12/2016 - R$15,288) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Balance at Beginning	16,780,456	15,593,565	18,332,712	16,832,226
Allowances Recognized	2,603,961	2,275,068	3,019,872	2,616,743
Write-offs	(3,873,258)	(2,742,907)	(4,268,681)	(3,052,760)
Balance at End (1)	15,511,159	15,125,726	17,083,903	16,396,209
Current	4,050,420	3,958,233	4,723,142	4,503,289
Long-term	11,460,739	11,167,493	12,360,761	11,892,920
Recoveries Credits (2)	739,487	567,444	786,457	603,786

(1) Includes R$1 (03/31/2016 - R$12) Bank and R$66,161 (03/31/2016 - R$58,992) Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$38,616 (2016 - R$42,204) Bank and Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Renegotiated Credits	12,962,051	13,327,164	13,182,479	13,497,388
Allowance for Loan Losses	(7,546,164)	(7,785,193)	(7,630,902)	(7,851,068)
Percentage of Coverage on Renegotiated Credits	58.2%	58.4%	57.9%	58.2%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	03/31/2017		12/31/2016
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	6,489,351	2.0%	6,446,102	1.9%
10 Biggest	30,980,174	9.4%	31,490,745	9.5%
20 Biggest	44,279,802	13.4%	45,622,490	13.8%
50 Biggest	68,545,737	20.8%	71,551,505	21.6%
100 Biggest	90,124,618	27.4%	93,949,486	28.4%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

			Bank/Consolidated
			03/31/2017	12/31/2016
Assets
Rights to Foreign Exchange Sold			53,001,043	53,657,710
Exchange Purchased Pending Settlement			61,228,125	38,480,488
Advances in Local Currency			(366,188)	(123,953)
Income Receivable from Advances and Importing Financing (Note 8.a)			95,094	100,205
Currency and Documents Term Foreign Currency			58,227	31,678
Total			114,016,301	92,146,128
Current			112,794,969	89,829,757
Long-term			1,221,332	2,316,371
Liabilities
Exchange Sold Pending Settlement			61,163,135	54,316,838
Foreign Exchange Purchased			52,496,668	37,538,056
Advances on Foreign Exchange Contracts (Note 8.a)			(5,693,062)	(5,101,851)
Others			56	58
Total			107,966,797	86,753,101
Current			103,768,859	84,631,442
Long-term			4,197,938	2,121,659
Memorandum Accounts
Open Import Credits			732,223	635,055
Confirmed Export Credits			392,266	498,197

10. Trading Account

			Bank		Consolidated
		03/31/2017	12/31/2016	03/31/2017	12/31/2016
Assets
Financial Assets and Pending Settlement Transactions		645,449	1,350,035	645,457	1,350,344
Clearinghouse Transactions		4,487	196	62,701	26,296
Debtors Pending Settlement		-	13,296	180,017	155,106
Stock Exchanges - Guarantee Deposits		112,651	14,145	112,651	14,145
Others (1)		731,303	149,506	731,303	149,506
Total		1,493,890	1,527,178	1,732,129	1,695,397
Current		1,493,890	1,527,178	1,732,129	1,695,397
Liabilities
Financial Assets and Pending Settlement Transactions		801,896	902,393	810,889	920,248
Creditors Pending Settlement		22,057	4,392	251,438	137,986
Creditors for Loan of Shares		73,786	61,845	141,161	168,013
Clearinghouse Transactions		-	-	2,651	3,708
Records and Settlement		2,108	2,594	3,062	3,928
Acquisition and Subscription of Securities Arising Release		-	-	-	1,274
Others		-	2,151	1	2,288
Total		899,847	973,375	1,209,202	1,237,445
Current		898,461	971,989	1,207,816	1,236,059
Long-term		1,386	1,386	1,386	1,386

(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

					Bank
		12/31/2016	Recognition	Realization	03/31/2017
Allowance for Loan Losses		11,226,152	1,178,227	(1,237,932)	11,166,447
Reserve for Legal and Administrative Proceedings - Civil		783,276	70,931	(29,969)	824,238
Reserve for Tax Risks and Legal Obligations		1,380,786	40,208	(19,854)	1,401,140
Reserve for Legal and Administrative Proceedings - Labor		1,060,611	244,356	(45,777)	1,259,190
Adjustment to Fair Value of Trading Securities and Derivatives (1)		3,719,237	778,692	(1,141,288)	3,356,641
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		545,119	-	(72,676)	472,443
Accrual for Pension Plan (2)		884,543	62,810	-	947,353
Profit Sharing, Bonuses and Personnel Gratuities		363,200	133,482	(353,951)	142,731
Other Temporary Provisions (3)		3,178,827	181,170	-	3,359,997
Total Tax Credits on Temporary Differences		23,141,751	2,689,876	(2,901,447)	22,930,180
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	(119,460)	521,753
Balance of Recorded Tax Credits		23,782,964	2,689,876	(3,020,907)	23,451,933
Current		8,234,581			6,918,637
Long-term		15,548,383			16,533,296

		Change in the			Consolidated
		Escope of
	12/31/2016	Consolidation (Note 15)	Recognition	Realization	03/31/2017
Allowance for Loan Losses	12,321,090	(181)	1,422,174	(1,351,411)	12,391,672
Reserve for Legal and Administrative Proceedings - Civil	868,273	-	86,630	(46,300)	908,603
Reserve for Tax Risks and Legal Obligations	2,266,355	(404)	67,025	(22,632)	2,310,344
Reserve for Legal and Administrative Proceedings - Labor	1,124,992	(310)	255,411	(48,549)	1,331,544
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,745,880	-	781,256	(1,148,960)	3,378,176
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	569,194	-	20,672	(73,652)	516,214
Accrual for Pension Plan (2)	886,535	-	65,634	-	952,169
Profit Sharing, Bonuses and Personnel Gratuities	386,483	(664)	144,597	(376,097)	154,319
Other Temporary Provisions (3)	3,434,482	(6,568)	218,604	(121,232)	3,525,286

Total Tax Credits on Temporary Differences		25,603,284	(8,127)	3,062,003	(3,188,833)	25,468,327
Tax Loss Carryforwards		508,045	-	54,122	(76,362)	485,805
Social Contribution Tax - Executive Act 2,158/2001		655,359	-	-	(119,460)	535,899
Balance of Recorded Tax Credits		26,766,688	(8,127)	3,116,125	(3,384,655)	26,490,031
Current		9,102,267				7,763,562
Long-term		17,664,421				18,726,469

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3) Composed mainly by administrative provisions nature and escrow deposits.

Banco Santander has tax credits not activated in the amount of R$663,905 (12/31/2016 - R$1,084,230) and R$664,911 (12/31/2016 - R$1,085,272) Consolidated.

As established by CMN Resolution 3,059/2002, with the changes introduced by CMN Resolution 4,441/2015, Santander Brasil presented the reasons and rationales to support the accounting of deferred tax assets on its financial statements. On February 22, 2016, the request for maintenance and the procedures for registration of the Bank's tax credit was approved by the Bacen.

b) Expected Realization of Recorded Tax Credits

						Bank
						03/31/2017
			Temporary Differences			Total
Year		IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2017		3,032,686	2,411,745	143,013	44,347	5,631,791
2018		2,783,201	2,195,250	104,092	64,839	5,147,382
2019		3,599,075	2,157,103	77,444	25,070	5,858,692
2020		3,049,440	1,844,677	32,016	-	4,926,133
2021		130,201	87,096	5,059	387,497	609,853
2022 to 2024		347,287	208,372	9,992	-	565,651
2025 to 2026		427,089	281,179	4,163	-	712,431
Total		13,368,979	9,185,422	375,779	521,753	23,451,933

						Consolidated
						03/31/2017
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2017	3,331,120	2,643,611	144,477	82,761	58,493	6,260,462
2018	3,220,723	2,543,881	106,045	76,913	64,839	6,012,401
2019	4,273,502	2,540,145	78,584	56,838	25,070	6,974,139
2020	3,117,716	1,886,038	32,880	103,765	-	5,140,399
2021	143,970	94,367	5,922	81,064	387,497	712,820
2022 to 2024	352,361	210,632	10,351	60,009	-	633,353
2025 to 2026	439,559	288,215	4,228	24,455	-	756,457
Total	14,878,951	10,206,889	382,487	485,805	535,899	26,490,031

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of recorded tax credits is R$20,153,614 (12/31/2016 - R$20,525,234) Bank and R$22,805,410 (12/31/2016 - R$23,117,101) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Notes and Credits Receivable (Note 8.a)
Credit Cards	16,325,277	16,757,154	16,374,447	16,809,107
Receivables (1)	14,563,600	16,305,283	17,043,881	18,801,078
Rural Product (CPR)	40,519	42,793	40,519	42,793
Others	-	-	216,188	241,758
Escrow Deposits for
Tax Claims	4,837,742	4,721,942	7,036,322	6,894,499
Labor Claims	1,633,156	1,643,978	1,697,198	1,707,724
Others	1,635,549	1,050,112	1,942,268	1,427,416
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	513,640	724,116	604,704	814,925
Recoverable Taxes	2,596,964	3,684,562	3,226,664	4,332,304
Receivables - Buyer Services (Note 26.e)	14,499,412	15,258,438	14,307,049	15,152,967
Reimbursable Payments	167,234	146,131	192,675	167,429
Salary Advances/Others	179,774	64,883	241,744	111,513
Employee Benefit Plan (Note 35)	133,455	130,462	157,281	153,661
Debtors for Purchase of Assets (Note 8.a)	88,786	84,066	89,017	84,310
Receivable from Affiliates (Note 26.e)	861,467	853,930	868,849	862,893
Others	1,396,935	958,506	1,990,722	1,624,418
Total	59,473,510	62,426,356	66,029,528	69,228,795
Current	29,373,740	31,949,644	32,613,831	35,349,654
Long-term	30,099,770	30,476,712	33,415,697	33,879,141

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

13. Non-Current Assets Held for Sale

On September 30, 2014 based on the sale plan, investments in Wind Energy entities recorded in investments in subsidiaries and affiliates were transferred for this heading, whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31.

On September 30, 2016, due to no expectation of sale of this investment by the current market situation, management decided to transfer the total of this balance, the value of R$457,705 to caption investments in affiliates and subsidiaries in the country (Note 15).

14. Dependence Information and Foreign Subsidiary

Branch:

The Grand Cayman Agency is a branch of Banco Santander, and is not a legal company incorporated separately. It operates in the Cayman Islands under the Category "B" banking license. In the normal course of business, the branch has significant transactions with the parent and its affiliates. All transactions are made and recorded under the direction of Head Office in which the branch is economically dependent.

The Grand Cayman branch is licensed by the Law of Banks and Trust Companies, or "Law of Banks and Trust Companies" as a Bank of Category "B" and is duly registered as a Foreign Company by the Officer Societies Registration in Grand Cayman in the Cayman Islands. The branch therefore is duly authorized to perform banking business in the Cayman Islands and are currently involved in the funding business in the banking market and the international capital to provide credit lines to us, which are then extended to our customers for financing working capital and foreign trade. Its also receives foreign currency deposits of corporate clients and individuals and grants credit to brazilian and foreign clients, mainly to support trade with Brazil.

Subsidiary:

Banco Santander has a independent subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Assets	87,550,060	81,192,782	2,696,913	2,810,242
Current and Long-term Assets	87,550,059	81,192,780	2,696,906	2,810,164
Cash	392,811	544,468	147,037	182,366
Interbank Investments	11,408,002	13,467,647	1,186,360	1,323,784
Securities and Derivatives Financial Instruments	33,709,621	34,721,940	24,672	4,606
Lending Operations (1)	21,207,443	22,770,598	1,220,563	1,094,243
Foreign Exchange Portfolio	18,229,670	8,466,560	-	-
Others	2,602,512	1,221,567	118,274	205,165
Permanent Assets	1	2	7	78
Liabilities	87,550,060	81,192,782	2,696,913	2,810,242
Current and Long-term Liabilities	51,110,760	44,495,525	154,010	240,053
Deposits and Money Market Funding	6,985,831	5,026,564	-	-
Funds from Acceptance and Issuance of Securities	3,265,640	7,434,693	-	-
Borrowings (2)	19,675,336	21,081,194	-	-
Foreign Exchange Portfolio	18,215,062	8,351,718	-	-
Others	2,968,891	2,601,356	154,010	240,053
Deferred Income	89	107	17,059	17,563
Stockholders' Equity	36,439,211	36,697,150	2,525,844	2,552,626

	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Result of Exercise	485,529	376,296	6,847	11,627

(1) Refers mainly to export financing operations.

(2) The variation mainly refers to liquidations of Eurobonds during the first quarter 2016.

15. Investments in Affiliates and Subsidiaries

					03/31/2017
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct and Indirect Participation
		Common Shares and Quotas	Preferred Shares	Direct Participation
Investments	Activity
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (18)	Other Activities	-	-	100.00%	100.00%
Santander Participações	Holding	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (7) (6)	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	12,728,211	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (3)	Securitization	-	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos)	Other Activities	40,000	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)(Current Corporate Name of Banco Bonsucesso Consignado S.A.) (4)	Bank	227,106	-	-	60.00%
Banco PSA (9)	Bank	105	-	-	50.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Current Corporate Name of PSA Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil)) (9) (10)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence	Private Pension	12,591,172	-	-	100.00%
Controlled by Santander Participações
BW Guirapá I S.A. (11) (14)	Holding	848	-	-	86.81%

					03/31/2017
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Direct and Indirect Participation
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Jointly Controlled Companies by Banco Santander (20)
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1) (5)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços (20)
Webmotors S.A. (2) (12) (15)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
Jointly Controlled Companies by Santander Participações (20)
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (9) (13)	Other Activities	250	-	-	50.00%
Controlled by Getnet S.A (6) (7)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (19)	Other Activities	76,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by TecBan (20)
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (16)	Other Activities	161,625	-	-	100.00%
Controlled by Tebnet (20)
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte) (17)	Other Activities	155,226	-	-	100.00%
Controlled by Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado S.A.) (4)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Bonsucesso Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Controladas da BW Guirapá I S.A. (11) (14)
Central Eólica Angical S.A. (Angical) (11) (14)	Wind Energy	717	-	-	100.00%
Central Eólica Caititu S.A. (Caititu) (11)	Wind Energy	935	-	-	100.00%
Central Eólica Coqueirinho S.A. (Coqueirinho) (11) (14)	Wind Energy	943	-	-	100.00%
Central Eólica Corrupião S.A. (Corrupião) (11) (14)	Wind Energy	712	-	-	100.00%
Central Eólica Inhambu S.A. (Inhambu) (11) (14)	Wind Energy	918	-	-	100.00%
Central Eólica Tamanduá Mirim S.A. (Tamanduá Mirim) (11) (14)	Wind Energy	1,001	-	-	100.00%
Central Eólica Teiu S.A. (Teiu) (11) (14)	Wind Energy	746	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value			Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	03/31/2017	03/31/2017	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Controlled by Banco Santander
Santander Leasing	5,828,935	94,058	4,580,031	4,478,155	73,905	61,699
Santander Brasil Consórcio	155,668	19,053	155,668	136,615	19,053	5,988
Banco Bandepe	3,154,045	59,957	3,154,045	3,086,221	59,957	49,520
Banco RCI Brasil S.A.	1,330,271	28,612	530,657	529,562	11,414	(15,648)
Aymoré CFI	1,481,324	116,757	1,481,324	1,364,514	116,757	(79,960)
Santander CCVM	564,411	6,673	564,409	557,736	6,673	9,154
Santander Microcrédito	17,165	(152)	17,165	17,317	(152)	66
Santander Brasil Advisory (18)	14,663	(557)	14,671	14,698	(557)	297
Santander Participações	1,556,607	13,842	1,556,607	1,542,410	13,842	(16,740)
Getnet S.A. (6) (7)	1,566,728	98,358	1,386,554	1,299,508	87,047	25,960
Sancap	438,297	29,616	438,297	362,233	29,616	32,666
Santander Serviços	855,529	67,381	518,908	478,039	40,869	33,524
Santander Brasil EFC	2,525,844	6,847	2,525,844	2,552,626	6,847	11,627
Mantiq Investimentos Ltda. (Mantiq) (8)	-	-	-	-	-	2,467
Controlled by Aymoré CFI
Super Pagamentos	17,093	(2,956)	-	-	-	-
Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado S.A.) (4)	684,104	11,259	-	-	-	-
Banco PSA (9)	282,973	12,064	-	-	-	-
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil (9) (10)	377,513	5,338	-	-	-	-
Controlled by Sancap
Santander Capitalização	196,800	27,027	-	-	-	-
Evidence	282,585	2,300	-	-	-	-
Controlled by Santander Participações
BW Guirapá I S.A. (11) (14)	519,721	(1,024)	-	-	-	-

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value			Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	03/31/2017	03/31/2017	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Controlled by Santander Serviços
Webcasas S.A.	22,920	263	-	-	-	-
Jointly Controlled Companies by Banco Santander (20)
Cibrasec (1) (5)	74,988	2,942	7,292	7,432	353	(104)
Norchem Participações	53,638	1,033	26,819	26,302	517	489
EBP (1)	49,810	(6,592)	5,535	6,266	(733)	(576)
Controlled by Getnet S.A. (6) (7)
Auttar HUT	12,181	(249)	-	-	-	-
Integry Tecnologia (19)	74,804	129	-	-	-	-
Toque Fale	3,441	1,239	-	-	-	-
Controlled by Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado S.A.) (4)
BPV Promotora de Vendas e Cobrança Ltda.	12,980	1,277	-	-	-	-
Bonsucesso Tecnologia Ltda.	7,792	1,060	-	a-	-	-
Controladas da BW Guirapá I S.A. (11) (14)
Angical (11) (14)	39,962	(24)	-	-	-	-
Caititu (11)	64,997	79	-	-	-	-
Coqueirinho (11) (14)	81,567	169	-	-	-	-
Corrupião (11) (14)	74,724	(454)	-	-	-	-
Inhambu (11) (14)	91,775	(816)	-	-	-	-
Tamanduá Mirim (11) (14)	86,657	(192)	-	-	-	-
Teiu (11) (14)	50,950	47	-	-	-	-

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value			Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	03/31/2017	03/31/2017	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Affiliate
Norchem Holdings	96,462	6,792	21,332	20,981	352	299
Others	-	-	255	225	(133)	10,975
Total Bank			16,985,413	16,480,840	465,627	131,703
Jointly Controlled Companies by Banco Santander (20)
Cibrasec (1) (5)	74,988	2,942	7,292	-	353	-
Norchem Participações	53,638	1,033	26,819	-	517	-
EBP (1)	49,810	(6,592)	5,535	-	(733)	-
Jointly Controlled Companies by Santander Serviços (20)
Webmotors S.A. (2) (12) (15)	117,590	7,322	82,315	-	5,126	-
TecBan	403,591	(1,523)	79,951	-	(328)	-
Controlled by TecBan
Tbnet (16)	69,853	(12,784)	-	-	-	-
Controlled by Tebnet
Tbforte (17)	65,613	(12,666)	-	-	-	-
Jointly Controlled Companies by Santander Participações (20)
PSA Corretora de Seguros (9) (13)	1,484	168	743	-	84	-
Affiliate
Norchem Holdings	96,462	6,792	21,332	20,981	352	299
Others (21)	-	-	135,315	137,567	-	-
Total Consolidated			359,302	158,548	5,371	299

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.

(4) At the ESM of March 3, 2016 the change from the name of Banco Bonsucesso Consignado S.A. for Banco Olé Bonsucesso Consignado S.A. was approved, the change process has been approved by the Bacen on June 1, 2016. At the ESM of November 1, 2016, the capital increase of Olé Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000, throught the insuance of 28,509,708 new nominated ordinary shares, without nominal value was approved. The process of the increase was approved by the Bacen in November 22, 2016.

(5) At the ESM held on April 29, 2016 the reform in the distribution structure of the capital of Cibrasec through the creation of preferred shares issued by the Company with voting rights and the share conversion of the common shares of Company into preferred shares was approved, this reform was ratified at the ESM held on May 30, 2016. Banco Santander became part of their ordinary shares held in the capital of Cibrasec, the corresponding amount to five thousand (5,000) common shares issued by Cibrasec 50 (fifty) preferred shares in the proportion of 100 (one hundred) common shares for each one (1) preferred share, and still held 4,000 (four thousand) common shares in the capital of Cibrasec. Each preferred share entitles the holder the right to one hundred (100) times the right to dividends of the common shares, so that the economic rights were maintained, however, the conversion resulted in reduction in the percentage shareholding in Cibrasec.

(6) In May, 2016, by Bacen the authorization process to operation of the Company as a Payment Institution was approved.

(7) In June 2016, the interest held in iZettle do Brasil S.A. was sold.

(8) Investment sold in July 14, 2016 (Note 37.d).

(9) Investment acquired on August 1, 2016 (Note 37.b).

(10) At the ESM held on August 1, 2016, approved the change of the name of PSA Finance Arrendamento Mercantil S.A. to Santander Finance Arrendamento Mercantil S.A., which was approved by the Bacen in December 12, 2016.

(11) Investments transferred from the non-current assets item held for sale (Note 13) in September 2016.

(12) At the ESM realized in September 26, 2016, the reduction of the capital of Webmotors S.A. was approved without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(13) Pursuant to the shareholders' agreement, the control is shared by Santander Participações and PSA Services LTD.

(14) At AGEs held on October 31, 2016, a capital increase was approved by BW Guirapá I SA for Winds: Angical in the amount of R$600, through the issuance of 10,200 new common shares, Coqueirinho in the amount of R$1,300 , Through the issuance of 13,900 new common shares, Corrupião in the amount of R$2,501, through the issuance of 22,125 new common shares, Inhambu in the amount of R$2,102 through the issuance of 19,175 new common shares, Tamanduá Mirim in the amount of R$306, through The issue of 3,300 new common shares and for Teiu in the amount of R$1,405, through the issuance of 19,600 new common shares, the shares subscribed by BW Guirapá I SA, will be paid in national currency in up to 365 days, November 2017.

(15) On December 30, 2016, Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors) was merged into Webmotors S.A (Note 37.d).

(16) At the Meetings of the shareholders held in the period from January to March 2017, capital increases were approved in the amount of R$19,530, from R$142,095 to R$161,625, with the issuance of 19,530 thousand new shares, In the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(17) At the Meetings of the shareholders held between January and March 2017, capital increases were approved in the amount of R$18,960, from R$136,266 to R$155,226, with the issue of 18,960,000 new shares, In the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(18) In March 2017, there was a reverse split of shares representing the capital stock of SB Advisory at the rate of 100,000 (one hundred thousand) shares for one (1) common share. As a result of the reverse split, the number of shares representing Santander Brasil Advisory capital was changed from 1,370,914 (one million, three hundred and seventy thousand, nine hundred and fourteen) to 13 (thirteen) common shares, all nominative and without par value and any fractional shares were canceled (Note 37.d).

(19) On March 9, 2017, under a contractual amendment, the partners resolved by mutual agreement to increase Integry Tecnologia's capital stock in the amount of R$75,000, from R$1,276 to R$76,276, through the distribution of 75,000,000 (seventy-five million) of new shares with a par value of R$1.00 each.

(20) Effective from January 1, 2017, CMN Resolution No. 4,517 of August 24, 2016, which establishes that equity interests in jointly-controlled entities must be accounted for using the equity method (Note 2).

(21) Includes the net amortization amount of R$24,171 (12/31/2016 - R$25,735) referring to the conclusion of the Purchase Price Allocation (PPA) study on the acquisition of Bonsucesso by Aymoré CFI, R$87,277 (12/31/2016 - R$90,094) related to goodwill on the acquisition of the shares representing the remaining 50% of the voting capital stock of Super (Note 37.c), R$21,204 (12/31/2016 - R$21,762) referring to Goodwill recorded at BW Guirapá I SA relating to the acquisition of Special Purpose Companies (SPE) of Wind Farms and R$2,408 referring to the final value of the purchase price of the PSA Bank.

16. Fixed Assets

				Bank
			03/31/2017	12/31/2016
	Cost	Depreciation	Net	Net
Real Estate	2,538,699	(661,843)	1,876,856	1,893,845
Land	668,129	-	668,129	668,141
Buildings	1,870,570	(661,843)	1,208,727	1,225,704
Others Fixed Assets	11,016,993	(6,997,160)	4,019,833	4,149,313
Installations, Furniture and Equipment	3,055,904	(1,626,049)	1,429,855	1,449,269
Data Processing Equipment	3,315,217	(2,620,394)	694,823	748,818
Leasehold Improvements	3,605,262	(2,022,213)	1,583,049	1,624,277
Security and Communication Equipment	739,494	(468,536)	270,958	277,607
Others	301,116	(259,968)	41,148	49,342
Total	13,555,692	(7,659,003)	5,896,689	6,043,158

				Consolidated
			03/31/2017	12/31/2016
	Cost	Depreciation	Net	Net
Real Estate	2,852,507	(689,996)	2,162,511	2,187,136
Land	701,698	-	701,698	702,032
Buildings	2,150,809	(689,996)	1,460,813	1,485,104
Others Fixed Assets	12,762,530	(7,687,327)	5,075,203	5,363,607
Installations, Furniture and Equipment	3,761,564	(1,669,066)	2,092,498	2,168,242
Data Processing Equipment	3,487,957	(2,689,984)	797,973	958,214
Leasehold Improvements	3,668,916	(2,061,051)	1,607,865	1,651,786
Security and Communication Equipment	1,515,590	(1,005,001)	510,589	486,797
Others	328,503	(262,225)	66,278	98,568
Total	15,615,037	(8,377,323)	7,237,714	7,550,743

17. Intangibles

				Bank
			03/31/2017	12/31/2016
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(25,157,457)	962,580	1,368,177
Other Intangible Assets	8,752,131	(5,816,473)	2,935,658	2,895,815
Acquisition and Development of Software (1)	5,794,852	(4,132,301)	1,662,551	1,633,443
Exclusivity Contracts for Provision of Banking Services (1)	2,620,530	(1,425,212)	1,195,318	1,197,278
Others	336,749	(258,960)	77,789	65,094
Total	34,872,168	(30,973,930)	3,898,238	4,263,992

				Consolidated
			03/31/2017	12/31/2016
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,459,096	(25,755,827)	1,703,269	2,173,901
Other Intangible Assets	9,237,092	(6,127,910)	3,109,182	3,128,640
Acquisition and Development of Software	6,266,431	(4,429,197)	1,837,234	1,840,289
Exclusivity Contracts for Provision of Banking Services	2,620,530	(1,425,212)	1,195,318	1,197,277
Others	350,131	(273,501)	76,630	91,074
Total	36,696,188	(31,883,737)	4,812,451	5,302,541

Value in use is used as the base to evaluate goodwill on acquired companies with the impairment test. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows on a continuous basis, as showed in the table below. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

					Commercial Bank
						12/31/2016
Main Assumptions:
Basis of Valuation					Value in Use: Cash Flows
Period of the Projections of Cash Flows (1)						5 Years
Growth Rate						8.0%
Discount Rate (2)						15.2%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.23%.

Based on the assumptions described above, was not identified any impairment of goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					03/31/2017	12/31/2016
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,862,780	-	-	-	14,862,780	16,016,316
Savings Deposits	36,113,897	-	-	-	36,113,897	36,051,476
Interbank Deposits	-	19,521,958	37,963,633	2,316,871	59,802,462	65,097,094
Time Deposits (1)	97,482	29,668,148	17,917,694	48,325,132	96,008,456	91,694,767
Total	51,074,159	49,190,106	55,881,327	50,642,003	206,787,595	208,859,653
Current					156,145,592	158,705,975
Long-term					50,642,003	50,153,678

						Consolidated
					03/31/2017	12/31/2016
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,823,604	-	-	-	14,823,604	16,006,319
Savings Deposits	36,113,897	-	-	-	36,113,897	36,051,476
Interbank Deposits (1)	-	1,170,083	1,082,543	9,350	2,261,976	3,122,438
Time Deposits (1)	97,482	29,674,510	16,785,766	48,255,072	94,812,830	90,524,841
Other Deposits	87	-	-	-	87	89
Total	51,035,070	30,844,593	17,868,309	48,264,422	148,012,394	145,705,163
Current					99,747,972	97,394,726
Long-term					48,264,422	48,310,437

(1) Includes the amount of R$267,975 (12/31/2016 - R$547,556) of Interbank Deposits - CDI and R$10,039 of Time Deposit Certificates, cash flow hedge objects (Note 6.b.V.b).

b) Money Market Funding

						Bank
					03/31/2017	12/31/2016
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		85,726,214	40,743,580	7,697,860	134,167,654	125,213,506
Government Securities		69,159,642	26,109	-	69,185,751	65,419,749
Others		16,566,572	40,717,471	7,697,860	64,981,903	59,793,757
Third Parties		9,971,350	-	-	9,971,350	14,799,595
Linked to Trading Portfolio Operations		531,639	5,842,043	21,482,168	27,855,850	31,550,621
Total		96,229,203	46,585,623	29,180,028	171,994,854	171,563,722
Current					142,814,826	132,400,766
Long-term					29,180,028	39,162,956

					Consolidated
				03/31/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	83,569,254	40,324,254	7,697,860	131,591,368	123,578,123
Government Securities	67,002,682	26,109	-	67,028,791	64,116,094
Debt Securities in Issue	11,143,166	40,271,721	7,655,222	59,070,109	54,125,777
Others	5,423,406	26,424	42,638	5,492,468	5,336,252
Third Parties	971,360	-	-	971,360	5,794,993
Linked to Trading Portfolio Operations	531,639	5,842,043	21,482,168	27,855,850	31,550,621
Total	85,072,253	46,166,297	29,180,028	160,418,578	160,923,737
Current				131,238,550	121,760,781
Long-term				29,180,028	39,162,956

c) Funds from Acceptance and Issuance of Securities

					Bank
				03/31/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	23,728,901	43,134,884	19,404,753	86,268,538	92,103,855
Real Estate Credit Notes - LCI (1)	6,800,661	14,989,686	1,943,517	23,733,864	23,983,429
Agribusiness Credit Notes - LCA (2)	3,403,558	4,050,297	510,932	7,964,787	6,980,844
Treasury Bills (3)	13,524,682	24,094,901	16,950,304	54,569,887	61,139,582
Securities Issued Abroad	699,068	2,785,070	9,992	3,494,130	7,722,202
Eurobonds	699,068	2,785,070	9,992	3,494,130	7,722,202
Funding by Structured Operations Certificates	392,174	597,523	279,891	1,269,588	1,235,591
Total	24,820,143	46,517,477	19,694,636	91,032,256	101,061,648
Current				71,337,620	79,435,491
Long-term				19,694,636	21,626,157

					Consolidated
				03/31/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances (5)	257,037	354,235	537,977	1,149,249	1,090,255
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	23,954,311	43,981,623	21,159,885	89,095,819	95,122,026
Real Estate Credit Notes - LCI (1)	6,800,661	14,989,686	1,943,517	23,733,864	23,983,429
Agribusiness Credit Notes - LCA (2)	3,403,558	4,050,297	510,932	7,964,787	6,980,844
Treasury Bills (3) (4)	13,750,092	24,941,640	18,705,436	57,397,168	64,157,753
Securities Issued Abroad	699,068	2,785,070	9,992	3,494,130	7,722,202
Eurobonds	699,068	2,785,070	9,992	3,494,130	7,722,202
Funding by Structured Operations Certificates	392,174	597,523	279,891	1,269,588	1,235,591
Total	25,302,590	47,718,451	21,987,745	95,008,786	105,170,074
Current				73,021,041	81,262,272
Long-term				21,987,745	23,907,802

(1) Real Estate Credit Notes are fixed income securities guaranteed by mortgages and mortgage-backed securities or liens on property. On March 31, 2017, has maturities between 2017 to 2026 (12/31/2016 - maturities between 2017 to 2026).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 86.0% to 94.0% of CDI. On March 31, 2017, has maturities between 2017 to 2018 (12/31/2016 - maturities between 2017 to 2018).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2017, has maturities between 2017 to 2025 (12/31/2016 - maturities between 2017 to 2025).

(4) Includes the amount of R$2,570,469 (12/31/2016 - R$1,769,348) of financial bills subject to a cash flow hedge (Note 6.b.V.b).

(5) Includes the amount of R$1,006,593 (12/31/2016 - R$573,596) of financial bills subject to a cash flow hedge (Note 6.b.V.b).

						Bank/Consolidated
					03/31/2017	12/31/2016
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	July-16	July-17	US$	2.0%	743,612	761,129
Eurobonds	June-16	June-17	US$	2.0%	464,495	475,424
Eurobonds	October-16	October-17	US$	2.2%	243,584	249,214
Eurobonds	December-16	December-17	US$	2.0%	191,297	195,796
Eurobonds	September-16	September-17	US$	2.0%	190,717	195,206
Eurobonds	August-16	August-17	US$	2.0%	181,264	185,533
Eurobonds	November-16	November-17	US$	1.8%	135,350	138,605
Eurobonds	November-16	November-17	US$	2.0%	127,785	130,791
Eurobonds	April-16	April-17	US$	2.1%	85,883	87,887
Eurobonds	April-16	April-17	US$	2.3%	22,655	23,172
Eurobonds	November-16	November-17	US$	2.1%	79,778	81,645
Eurobonds	December-16	June-17	US$	1.4%	60,588	62,105
Eurobonds	December-16	December-17	US$	1.8%	47,306	48,448
Eurobonds	October-16	October-17	US$	1.8%	46,704	47,832
Eurobonds	February-15	February-18	US$	2.2%	38,436	39,727
Eurobonds	October-16	October-17	EUR	0.4%	37,008	37,507
Eurobonds	September-16	September-17	US$	2.1%	34,748	35,562
Eurobonds	November-16	May-17	US$	1.4%	33,872	34,720
Eurobonds	October-16	April-17	US$	1.4%	30,001	30,753
Eurobonds	September-16	September-17	EUR	0.8%	20,562	20,821
Eurobonds	July-15	July-20	US$	3.0%	9,992	10,206
Eurobonds	February-17	February-18	US$	2.0%	71,920	-
Eurobonds	March-17	June-17	US$	1.1%	57,075	-
Eurobonds	February-17	January-18	US$	2.3%	52,832	-
Eurobonds	March-17	February-18	US$	2.4%	31,730	-
Eurobonds	March-17	March-18	US$	2.1%	31,717	-
Eurobonds	February-17	February-18	US$	1.8%	19,945	-
Eurobonds	February-17	March-18	BRL	7.7%	18,111	-
Eurobonds	January-17	July-17	US$	1.4%	16,870	-
Eurobonds	February-17 and September-12	February-17	US$	4.6%	-	4,116,309
Eurobonds	February-16	March-17	US$	2.5%	-	39,940
Eurobonds	September-16	March-17	US$	1.4%	-	50,045
Eurobonds	October-16	January-17	US$	0.9%	-	32,422
Eurobonds	November-16	February-17	US$	0.9%	-	93,498
Eurobonds	December-16	March-17	US$	0.9%	-	62,219
Others					368,293	435,686
Total					3,494,130	7,722,202

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			03/31/2017	03/31/2016	03/31/2017	03/31/2016
Time Deposits (1)			1,983,691	1,237,053	1,964,264	1,211,019
Savings Deposits			642,020	675,387	642,020	675,387
Interbank Deposits			1,910,538	1,974,182	76,247	109,117
Money Market Funding			5,856,610	5,942,354	5,520,924	5,430,285
Upgrade and Provisions Interest and Pension Plans and Capitalization			-	-	31,098	31,721
Others (2)			2,658,386	5,513,827	2,785,837	5,669,280
Total			13,051,245	15,342,803	11,020,390	13,126,809

(1) In the Bank and Consolidated, includes the record of interest in the amount of R$122,911 (2016 - R$129,391) related to the issuance of the Debt Instrument Eligible Tier I and II Capital (Note 21).

(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				03/31/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Foreign Borrowings	9,661,257	17,890,584	1,234,556	28,786,397	31,477,516
Import and Export Financing Lines	4,195,725	13,558,422	81,920	17,836,067	14,556,516
Other Credit Lines (1)	5,465,532	4,332,162	1,152,636	10,950,330	16,921,000
Domestic Onlendings	1,334,846	3,679,113	11,758,227	16,772,186	16,802,645
Total	10,996,103	21,569,697	12,992,783	45,558,583	48,280,161
Current				32,565,800	34,820,450
Long-term				12,992,783	13,459,711

					Consolidated
				03/31/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	15,793	35,827	387,741	439,361	445,900
Foreign Borrowings	8,475,352	17,890,584	1,234,556	27,600,492	30,154,117
Import and Export Financing Lines	4,195,725	13,558,422	81,920	17,836,067	13,233,117
Other Credit Lines (1)	4,279,627	4,332,162	1,152,636	9,764,425	16,921,000
Domestic Onlendings	1,334,846	3,679,113	11,758,227	16,772,186	16,802,645
Total	9,825,991	21,605,524	13,380,524	44,812,039	47,402,662
Current				31,431,515	33,538,718
Long-term				13,380,524	13,863,944

(1) Includes the amount of R$770,317 (12/31/2016 - R$816,759), object obligations by "hedge" of market risk (Note 6.b.V.a) and on December 31, 2016 the amount of R$1,332,972 of obligations objects of cash flow "hedge" (Note 6.b.V.b).

At the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2019 (12/31/16 - through 2019) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.6% p.a. to 32.44% p.a. (12/31/16 - 0.6% p.a. to 32.44% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		03/31/2017	12/31/2016	03/31/2017	12/31/2016
Provision for Tax Risks and Legal Obligations (Note 23.b)		4,532,695	4,522,224	7,131,172	7,080,310
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)		505,404	719,574	596,468	810,383
Deferred Tax Liabilities		2,667,302	1,809,299	3,194,271	2,265,591
Provision for Taxes and Contributions on Income		435,001	-	666,121	33,113
Taxes Payable		453,930	1,064,799	581,872	1,404,210
Total		8,594,332	8,115,896	12,169,904	11,593,607
Current		2,014,695	1,891,028	2,736,278	2,442,614
Long-term		6,579,637	6,224,868	9,433,626	9,150,993

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2016	Recognition	Realization	03/31/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)		965,750	-	(8,347)	957,403
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		836,197	813,427	-	1,649,624
Excess Depreciation of Leased Assets		6,777	-	(61)	6,716
Others		575	52,984	-	53,559
Total		1,809,299	866,411	(8,408)	2,667,302

		Change in
		the Escope of
		Consolidation			Consolidated
	12/31/2016	(Note 15)	Recognition	Realization	03/31/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)	969,321	1	30,918	(8,781)	991,459
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	892,971	-	857,446	(982)	1,749,435
Excess Depreciation of Leased Assets	385,127	-	-	(12,544)	372,583
Others	18,172	(825)	63,485	(38)	80,794
Total	2,265,591	(824)	951,849	(22,345)	3,194,271

(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

					Bank
					03/31/2017
		Temporary Differences
Year		IRPJ	CSLL	PIS/Cofins	Total
2017		315,377	250,959	61,193	627,529
2018		291,352	231,290	56,398	579,040
2019		248,302	147,638	47,999	443,939
2020		126,213	75,372	23,577	225,162
2021		83,920	50,332	15,436	149,688
2022 to 2024		251,759	150,996	46,307	449,062
2025 to 2026		108,493	65,094	19,295	192,882
Total		1,425,416	971,681	270,205	2,667,302

					Consolidated
					03/31/2017
		Temporary Differences
Year		IRPJ	CSLL	PIS/Cofins	Total
2017		404,691	270,414	61,990	737,095
2018		372,543	241,997	57,461	672,001
2019		308,320	155,707	49,064	513,091
2020		180,420	80,038	24,641	285,099
2021		136,189	53,863	16,500	206,552
2022 to 2024		362,342	161,578	49,496	573,416
2025 to 2026		116,646	69,748	20,623	207,017
Total		1,881,151	1,033,345	279,775	3,194,271

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					03/31/2017	12/31/2016
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$283	CDI (2)	101,689	98,378
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	379,346	367,868
Total					481,035	466,246
Long Term					481,035	466,246

(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2) Indexed between 100% and 112% of CDI.

(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					03/31/2017	12/31/2016
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$3,000	7.375%	4,012,325	4,127,184
Tier II (2)	January - 14	January - 24	R$3,000	6.000%	4,001,312	4,187,615
Total					8,013,637	8,314,799
Current					69,105	114,104
Long-term					7,944,532	8,200,695

(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Other

		Bank		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Provision Technical for Pension and Capitalization Operations	-	-	1,689,869	1,681,252
Payables for Credit Cards	23,877,179	24,446,860	24,090,711	24,651,578
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)	5,200,063	4,653,511	5,588,092	5,014,004
Provision for Financial Guarantees	276,090	-	276,090	-
Employee Benefit Plans (Note 35)	2,760,036	2,696,848	2,774,269	2,710,626
Payables for Acquisition of Assets and Rights	22,704	22,588	22,704	22,588
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)	8,236	4,542	8,236	4,542
Accrued Liabilities
Personnel Expenses	1,127,765	1,432,366	1,223,645	1,564,155
Administrative Expenses	352,438	301,877	451,778	422,133
Others Payments	43,502	35,135	133,878	159,652
Creditors for Unreleased Funds	450,602	482,091	450,602	482,091
Provision of Payment Services	359,194	460,432	359,194	460,432
Suppliers	323,691	290,281	903,702	922,082
Others (1)	3,409,994	3,365,507	6,344,801	6,433,165
Total	38,211,494	38,192,038	44,317,571	44,528,300
Current	31,768,994	32,547,860	36,877,685	38,143,523
Long-term	6,442,500	5,644,178	7,439,886	6,384,777

(1) At the Consolidated, includes the obligation concerning the transfer of the Fund Portfolio Guarantee Benefit (FGB) from Zurich Santander Brasil Seguros e Previdência S.A. for Evidence, the assets and reserves of that portfolio now being managed by Evidence from February 2, 2015.

Provision for Financial Guarantees

The provision for losses associated with the financial guarantees provided is based on the analysis of operations according to the type of obligation provided, past experience, future expectations and the management's risk assessment policy. They are reviewed monthly, as established by CMN Resolution 4,512/2016.

				Bank/Consolidated
				03/31/2017
			Balance Guarantees
Type of Financial Guarantee			Provided	Provision
Linked to International Merchandise Trade			343,762	23,045
Linked to Bids, Auctions, Provision of Services or Execution of Works			2,913,054	11,951
Linked to the Supply of Goods			1,547,463	5,737
Linked to the Distribution of Securities by Public Offer			2,126,166	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature			11,152,215	112,629
Other Guarantees			611	1
Other Bank Guarantees			15,071,935	116,563
Other Financial Guarantees			1,991,737	6,164
Total			35,146,943	276,090

Changes in allowances for Financial Guarantees

Balance at Beginning						325,957
Constitution (Note 31)						68,929
Reversal (1) (Note 31)						(118,796)
Balance at End						276,090

(1) Corresponds to the honored guarantees, provision recorded in the allowance for loan losses.

23. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

Bank and Consolidated, on March 31, 2017 and December 31, 2016, no contingent assets were accounted (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			03/31/2017	12/31/2016	03/31/2017	12/31/2016
Reserve for Tax Contingencies and Legal Obligations (Note 19)			4,532,695	4,522,224	7,131,172	7,080,310
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			5,200,063	4,653,511	5,588,092	5,014,004
Labor			3,367,070	2,988,869	3,546,123	3,146,383
Civil			1,832,993	1,664,642	2,041,969	1,867,621
Total			9,732,758	9,175,735	12,719,264	12,094,314

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			03/31/2017			03/31/2016
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,522,224	2,988,869	1,664,642	4,475,644	2,422,387	1,838,658
Recognition Net of Reversal (1)	(58,845)	387,735	169,963	(1,833)	168,152	245,980
Inflation Adjustment	73,389	145,670	71,107	114,933	69,439	41,618
Write-offs Due to Payment	(4,667)	(182,522)	(72,719)	(21,089)	(247,709)	(107,579)
Others	594	27,318	-	-	1,492	-
Balance at End	4,532,695	3,367,070	1,832,993	4,567,655	2,413,761	2,018,677
Escrow Deposits - Other Receivables	1,653,529	533,056	446,174	1,725,932	317,546	373,673
Escrow Deposits - Securities	11,977	15,166	969	26,902	6,149	7,637
Total Escrow Deposits (2)	1,665,506	548,222	447,143	1,752,834	323,695	381,310

						Consolidated
			01/01 to			01/01 to
			03/31/2017			03/31/2016
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	7,080,310	3,146,383	1,867,621	6,973,763	2,505,553	2,008,716
Recognition Net of Reversal (1)	(62,303)	401,105	183,879	(1,377)	180,791	269,938
Inflation Adjustment	121,642	152,010	77,515	178,202	72,088	46,478
Write-offs Due to Payment	(4,691)	(179,972)	(88,339)	(47,175)	(256,975)	(135,348)
Change in the Escope of Consolidation (Note 15)	(12,638)	(1,262)	-	-	-	-
Others	8,852	27,859	1,293	2,586	1,467	(1)
Balance at End	7,131,172	3,546,123	2,041,969	7,105,999	2,502,924	2,189,783
Escrow Deposits - Other Receivables	3,047,633	553,323	460,281	3,083,491	323,189	389,660
Escrow Deposits - Securities	13,120	15,166	993	28,305	6,149	7,658
Total Escrow Deposits (2)	3,060,753	568,489	461,274	3,111,796	329,338	397,318

(1) Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and/or remote and appeal deposits.

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$1,701,544 Bank and R$3,355,048 Consolidated (12/31/2016 - R$1,669,219 Bank and R$3,303,368 Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The Banco Santander's PIS and the PIS and Cofins liabilities of the other controlled companies are pending final judgment by the STF.

Increase in CSLL Tax Rate - R$351,539 Bank and R$868,003 Consolidated (12/31/2016 - R$345,202 Bank and R$948,968 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - at the Consolidated R$54,704 (12/31/2016 - R$54,245): its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$628,522 Bank and R$642,730 Consolidated (12/31/2016 - R$607,882 Bank and R$621,586 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$254,335 Bank and R$254,741 Consolidated (12/31/2016 - R$259,845 Bank and R$266,391 Consolidated): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$697,487 Bank and Consolidated (12/31/2016 - R$689,987 Bank and Consolidated): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on the period ended March 31, 2017 amounting R$1,397 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$18,525 million, main processes being:

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services challenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of March 31, 2017 the amount related to this challenge is approximately R$797 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2017 the amounts related to these proceedings totaled approximately R$3,730 million.

IRPJ and CSLL - Capital Gain - the Federal Revenue Service of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Revenue Service of Brazil claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. The administrative process is awaiting trial. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. As of March 31, 2017 the amount related to this proceeding is approximately R$283 million.

Goodwill Amortization of Banco Real - the Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On March 31, 2017, the figure was approximately R$1,281 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On March 31, 2017, the figure was aproximately R$581 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On March 31, 2017, aproximately R$2,044 million at the Bank and R$2,151 million at the Consolidated.

The labor claims with classification of possible loss totaled R$14 million, excluding the processes below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the supplementation of retirement by the IGPDI for Banespa retirees who have been admitted until May 22 Of 1975. The judgment granted the correction but only in the periods in which no other form of adjustment was applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this regard in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other actions or have already had some type of adjustment. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the action.

The liabilities related to civil lawsuits with possible loss totaled R$1,218 million, the main processes as follows:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage and still not handed down.

Lawsuit Arising out of a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$505,404, R$1,800 and R$6,436 (12/31/2016 - R$719,574, R$712 and R$3,830) Bank and R$596,468, R$1,800 and R$6,436 (12/31/2016 - R$810,383, R$712 and R$3,830) Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling Banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Shares in Thousands
			03/31/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	66,784	92,344	159,128	67,497	92,949	160,446
Foreign Residents	3,784,187	3,619,768	7,403,955	3,783,474	3,619,163	7,402,637
Total	3,850,971	3,712,112	7,563,083	3,850,971	3,712,112	7,563,083
(-) Treasury Shares	(21,486)	(21,486)	(42,972)	(25,786)	(25,786)	(51,572)
Total Outstanding	3,829,485	3,690,626	7,520,111	3,825,185	3,686,326	7,511,511

b) Dividends and Interest on Capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

In the first quarter of 2017 and 2016 there were no highlights of dividends and interest on shareholders' equity.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares of our own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2016, and will expire on November 3, 2017.

			Bank/Consolidated
			Shares in Thousands
	03/31/2017		12/31/2016
	Quantity		Quantity
	Units	Units	ADRs
Treasury Shares at Beginning of Period	25,785,920	7,080,068	13,137,665
Cancellation of ADRs (1)	-	13,137,665	(13,137,665)
Shares Acquisitions	70,716	14,284,400	-
Payment - Share-Based Compensation	(4,370,527)	(8,716,213)	-
Treasury Shares at End of Period	21,486,109	25,785,920	-
Subtotal - Treasury Shares in Thousands of Reais	436,446	513,889	-
Emission Cost in Thousands of Reais	157	145	-
Balance of Treasury Shares in Thousands of Reais	436,603	514,034	-

Cost/Market Value	Units	Units	ADRs
Minimum Cost	R$7.55	R$7.55	US$ 4,37
Weighted Average Cost	R$16.44	R$16.43	US$ 6,17
Maximum Cost	R$32.29	R$26.81	US$ 10,21
Market Value	R$27.65	R$28.32	US$ 8,58

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

Additionally, in the period ended at March 31, 2017, treasury shares were traded, that resulted in loss of R$944 (2016 - R$6,298) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$7,988 (12/31/2016 - R$16,947). In the first quarter of 2017, were realized results in the amounting of R$3,107 (2016 - R$14,982), in 2016 includes values referred to trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded in 2012 as unrealized results in the amount of R$514,532.

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2016 was 10.5%, composed of 9.875% of Reference Equity Minimum plus 0.625% of Capital Conservation Additional. Considering this additional, PR Level I increased to 6.625% and Minimum Principal Capital to 5.125%.

For the base year 2017, the PR requirement remains at 10.5%, including 9.25% of Minimum of Reference Equity and a further 1.25% of Capital Conservation Additional. The PR Level I reaches 7.25% and the Principal Capital Minimum 5.75%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

Index is calculated on a consolidated basis, as showed below:

		03/31/2017 (1)	12/31/2016 (1)
Tier I Regulatory Capital		57,773,316	56,264,021
Principal Capital		53,760,991	52,136,837
Supplementary Capital		4,012,325	4,127,184
Tier II Regulatory Capital		4,097,519	4,280,864
Regulatory Capital (Tier I and II)		61,870,835	60,544,885
Credit Risk (2)		315,269,103	317,062,725

Market Risk (3)	45,318,897	24,188,620
Operational Risk	31,914,513	30,086,072
Total RWA (4)	392,502,513	371,337,417
Basel I Ratio	14.72	15.2
Basel Principal Capital	13.70	14.0
Basel Regulatory Capital	15.76	16.3

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudential.

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Bacen Circular 3,644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(4) Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 28, 2017 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2017 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal were approved by the Ordinary General Meeting (OGM) held on April 28, 2017.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Fixed Compensation	20,255	20,558
Variable Compensation	39,802	28,041
Others	3,024	4,844
Total Short-Term Benefits	63,082	53,443
Shares Based Payments	13,045	-
Total Long-Term Benefits	13,045	-
Total (1)	76,127	53,443

(1) Refers to the amount paid by Banco Santander to its Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the first quarter of 2017, charges were collected on Management compensation in the amount of R$10,450 (2016 - R$7,294).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

					Shares in Thousands
	03/31/2017
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V.(1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding, LLC (Qatar Holding)	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	4,517	0.1%	4,531	0.1%	9,048	0.1%
Directors (*)	5,007	0.1%	5,007	0.1%	10,014	0.1%
Others	172,928	4.5%	200,719	5.5%	373,647	5.0%
Total Outstanding	3,829,485	99.5%	3,690,626	99.5%	7,520,111	99.5%
Treasury Shares	21,486	0.5%	21,486	0.5%	42,972	0.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	385,257	10.0%	413,062	11.2%	798,319	10.6%

					Shares in Thousands
	12/31/2016
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
GES (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,914	0.1%	3,929	0.1%	7,843	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	174,238	4.5%	202,028	5.5%	376,266	5.0%
Total Outstanding	3,825,185	99.4%	3,686,326	99.4%	7,511,511	99.4%
Treasury Shares	25,786	0.6%	25,786	0.6%	51,572	0.6%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	385,964	10.0%	413,769	11.1%	799,733	10.6%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect in view of the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2017	03/31/2017	12/31/2016	03/31/2016
Cash	169,147	-	402,617	-
Banco Santander Espanha (2)	167,085	-	400,205	-
Banco Santander (México), S.A. (4)	379	-	1,034	-
Banco Santander Totta, S.A. (4)	1,525	-	1,261	-
Others	158	-	117	-
Interbank Investments	48,507,572	1,101,455	45,801,141	1,008,145
Aymoré CFI (3)	28,437,602	802,026	27,473,607	813,626
Banco Santander Espanha (1) (2)	11,355,546	20,063	10,269,812	10,213
Banco PSA (3)	771,758	27,947	832,849	-
Banco RCI Brasil S.A. (3)	659,589	20,311	589,376	33,047
Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado S.A.) (3) (10)	7,283,077	231,108	6,635,497	151,259
Securities	64,298,946	2,013,939	67,744,952	2,210,994
Santander Leasing (3)	64,298,946	2,013,939	67,744,952	2,210,994
Derivatives Financial Instruments - Net	(631,804)	(346,286)	(170,020)	222,062
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(100,621)	(368,204)	(155,095)	(18,406)
Abbey National Treasury Services Plc (Abbey National Treasury)(4)	(90,033)	2,387	(91,828)	14,927
Banco Santander Espanha (2)	(394,554)	(72,486)	70,020	(24,914)
Santander FI Amazonas (3)	(21,936)	2,244	2,738	239,730
Santander Paraty (3) (Nota 2)	-	-	-	(7,269)
Santander FI Hedge Strategies (3) (Note 2)	(14,970)	(114,403)	(109,760)	-
Santander FI Diamantina (3)	(9,690)	204,176	113,905	17,994
Loan Operations	-	151	-	1,216
Cibrasec (5)	-	151	-	1,216
Dividends and Bonuses Receivables	83,667	213	717,619	7
Aymoré CFI (3)	-	-	93,133	-
Santander Leasing (3)	-	-	272,703	-
Banco RCI Brasil S.A. (3)	-	-	33,171	-
Santander Participações (3)	-	-	2,194	-
Sancap (3)	76,000	-	122,467	-
Santander CCVM (3)	-	-	30,969	-
Banco Bandepe (3)	-	-	95,142	-
Santander Serviços (3)	7,429	-	31,197	-
Getnet S.A. (3)	-	-	35,130	-
Others	238	213	1,513	7
Trading Account	652,108	579	154,823	487
Abbey National Treasury (4)	85,689	133	92,118	106
Banco Santander Espanha (2)	566,419	446	62,705	381
Foreign Exchange Portfolio - Net	(137,331)	42,095	(104,243)	36,602
Banco Santander Espanha (2)	(137,331)	42,095	(104,243)	36,602
Receivables from Affiliates	15,346,937	617,778	16,099,938	617,004
Zurich Santander Brasil Seguros e Previdência S.A. (6)	726,682	354,655	834,736	354,004
Zurich Santander Brasil Seguros S.A. (6)	110,326	60,169	-	63,660
Santander Capitalização S.A. (3)	24,459	65,592	18,831	53,196
Aymoré CFI (3)	-	100,746	-	111,757
Santander CCVM (3)	-	25,182	-	21,462
Santander Leasing (3)	-	599	-	1,526

Santander Serviços (3)	-	4,762	-	4,762
Santander Microcrédito (3)	-	2,067	-	1,588
Santander Brasil Consórcio (3)	-	1,049	-	689
Santander Participações (3)	-	250	-	1,450
Getnet S.A. (3) (11)	14,485,470	455	15,246,008	-
Others	-	2,252	363	2,910
Other Receivables - Others	9,585	6,180	15,887	14,289
Banco Santander Espanha (2)	5,816	-	12,089	1,540
Santander Capitalização S.A. (3)	3,356	1,611	3,462	1,801
Banco Santander International (4)	-	3,658	-	8,938
Santander Securities Services Brasil DTVM S.A. (4) (9)	-	316	-	-
Others	413	595	336	2,010
Deposits	(61,421,969)	(1,965,335)	(66,972,258)	(1,952,799)
Santander Leasing (3)	(55,256,209)	(1,750,797)	(59,211,733)	(1,730,749)
Banco Santander Espanha (2)	(2,433)	-	(1,556)	-
Aymoré CFI (3)	(2,780,267)	(92,157)	(2,938,745)	(112,517)
Banco Bandepe (3)	(456,000)	(18,116)	(763,992)	(42,777)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(113,540)	-	(44,840)	-
Zurich Santander Brasil Seguros S.A. (6)	(7,572)	-	(8,725)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(67,441)	(2,211)	(39,361)	(2,980)
Sancap (3)	(14,348)	(476)	(19,998)	(320)
Santander Brasil Asset (6)	(10,085)	(380)	(12,079)	(440)
Webmotors S.A. (7)	(65,651)	(2,032)	(66,325)	(6,954)
Fundo de Investimento Santillana (4)	(781,466)	(61,068)	(757,874)	(20,093)
Isban Brasil S.A. (4)	(7,237)	(501)	(22,232)	(987)
Produban Serviços de Informática S.A. (4)	(4,051)	(417)	(19,653)	(528)
Banco RCI Brasil S.A. (3)	(6,220)	(520)	(40,202)	(3,125)
Santander Microcrédito (3)	(632)	(130)	(6,420)	(417)
Santander Participações (3)	(704,584)	(21,910)	(736,921)	(18,907)
Santander Securities Services Brasil DTVM S.A. (4) (9)	(207,623)	(6,697)	(208,059)	(4,714)
Santander Brasil Consórcio (3)	(116,935)	(3,450)	(99,402)	(2,206)
Santander FI Hedge Strategies (3) (Note 2)	(600,747)	-	(462,928)	-
Santander Capitalização S.A. (3)	(3,930)	-	(3,836)	-
Santander CCVM (3)	(11,595)	(588)	(41,595)	(2,436)
Santander FI SBAC (3)	(2)	-	-	-
Santander Securities Services Brasil Participações S.A. (4)	(66,218)	(1,864)	(52,484)	-
Super Pagamentos (3)	(33,490)	(780)	(28,891)	-
Webcasas S.A. (3)	(22,257)	(664)	(22,366)	(655)
Santander Brasil EFC (3)	-	-	(1,323,399)	-
Others	(81,436)	(577)	(38,642)	(1,994)
Repurchase Commitments	(11,684,313)	(465,992)	(10,793,632)	(522,160)
Fundo de Investimento Santillana (4)	(158,309)	(130,454)	(153,647)	(9,783)
Getnet S.A. (3)	(367,987)	(9,097)	(331,729)	(3,838)
Santander FI Amazonas (3)	(181,332)	(1,562)	(54,197)	(5,465)
Santander FI Financial (3)	(10,138,036)	(298,879)	(9,840,206)	(281,015)
Santander Leasing (3)	(73,000)	(2,000)	-	(216,725)
Banco Bandepe (3)	(63,387)	(1,518)	(740)	(1,699)
Olé Consignado (Atual Denominação Social do Banco Bonsucesso Consignado S.A.) (3) (10)	-	(595)	(6,000)	-
Santander CCVM (3)	(8,500)	(314)	(6,904)	(307)
Santander FI SBAC (3)	(43,955)	(593)	(3,296)	(944)
Santander FI Guarujá (3)	(10,495)	(5,392)	(68,334)	-
Santander Brasil Gestão de Recursos Ltda. (6)	-	-	-	(128)
Santander FI Diamantina (3)	(28,849)	(2,802)	(6,503)	(1,922)
Super Pagamentos (3)	-	-	-	(255)
Banco PSA (3)	(319,139)	(9,718)	(321,700)	-
Santander FI Unix (3)	(290,258)	(3,021)	(376)	-
Others	(1,066)	(47)	-	(79)
Funds from Acceptance and Issuance of Securities	(11,272)	(231)	(10,886)	-
Super Pagamentos (3)	(11,272)	(231)	(10,886)	-
Borrowings and Onlendings	(1,342,072)	-	(183,741)	-
Banco Santander Espanha (2)	(155,430)	-	(181,051)	-

Santander Brasil EFC (3)	(1,185,905)	-	-	-
Banco Santander S.A. (Uruguay) (4)	(158)	-	(2,158)	-
Banco Santander Río S.A. (4)	(444)	-	(532)	-
Santander Trade Services, Ltd. (4)	(135)	-	-	-
Dividends and Bonuses Payables	-	-	(3,795,205)	-
Banco Santander Espanha (2)	-	-	(589,227)	-
Sterrebeeck B.V. (2)	-	-	(2,003,291)	-
GES (2) (4)	-	-	(1,201,612)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	-	-	(1,075)	-
Payables from Affiliates	(29,268)	(118,857)	(7,374)	(94,438)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(7,066)	(7,879)	-	-
Isban Brasil S.A. (4)	-	(29,386)	(339)	(26,812)
Produban Serviços de Informática S.A. (4)	-	(46,869)	-	(45,511)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(7,500)	(7,500)	-	(1)
Santander Microcrédito (3)	(3,514)	(10,131)	(3,595)	(8,974)
Banco Santander Espanha (2)	(2,544)	-	(372)	-
Getnet S.A. (3)	(1,738)	(6,205)	(1,820)	(4,054)
Santander Securities Services Brasil DTVM S.A. (4) (9)	(6,837)	(9,999)	(1,179)	(8,149)
Others	(69)	(888)	(69)	(937)
Debt Instruments Eligible to Compose Capital	(7,581,618)	(54,978)	(7,859,649)	(107,966)
Banco Santander Espanha (2) (8)	(7,581,618)	(54,978)	(7,859,649)	(107,966)
Donations	-	(3,500)	-	(3,100)
Fundação Sudameris	-	(3,500)	-	(3,100)
Other Payables - Others	(20,348)	(221,469)	(34,969)	(335,962)
Banco Santander Espanha (2)	-	(1,442)	-	(976)
Isban Brasil S.A. (4)	-	(79,945)	-	(76,884)
TecBan (7)	-	(63,686)	-	(51,072)
Ingeniería (4)	-	(9,827)	-	(16,992)
Produban Serviços de Informática S.A. (4)	-	(9,075)	-	(14,629)
Produban Servicios (4)	-	(409)	-	(7,375)
Aquanima Brasil Ltda. (4)	-	(6,411)	-	(6,019)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	(18,680)	-
Getnet S.A. (3)	(16,943)	(33,533)	(13,038)	(160,716)
Santander Securities Services Brasil DTVM S.A. (4) (9)	(3,405)	(14,807)	(3,251)	(280)
Others	-	(2,334)	-	(1,019)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2017	03/31/2017	12/31/2016	03/31/2016
Cash	316,183	-	584,983	-
Banco Santander Espanha (2)	314,121	-	582,571	-
Banco Santander (México), S.A. (4)	379	-	1,034	-
Banco Santander Totta, S.A. (4)	1,525	-	1,261	-
Others	158	-	117	-
Interbank Investments	11,355,546	20,064	10,269,812	10,213
Banco Santander Espanha (1) (2)	11,355,546	20,064	10,269,812	10,213
Derivatives Financial Instruments - Net	(700,634)	(477,117)	(326,986)	(92,742)
Fundo de Investimento Santillana (4)	(100,621)	(368,204)	(155,095)	(18,406)
Abbey National Treasury (4)	(90,033)	2,387	(91,828)	14,927
Banco Santander Espanha (2)	(509,980)	(111,300)	(80,063)	(89,263)
Trading Account	652,108	64,800	154,823	116,795
Banco Santander Espanha (2)	566,419	64,800	62,705	116,689
Abbey National Treasury (4)	85,689	-	92,118	106
Foreign Exchange Portfolio - Net	(137,331)	42,095	(104,243)	36,602
Banco Santander Espanha (2)	(137,331)	42,095	(104,243)	36,602
Receivables from Affiliates	868,849	493,402	862,893	464,499
Zurich Santander Brasil Seguros e Previdência S.A. (6)	758,523	60,169	862,553	386,725
Zurich Santander Brasil Seguros S.A. (6)	110,326	432,083	-	76,957
Others	-	1,150	340	817
Other Receivables - Others	108,643	4,164	188,337	12,187

Banco Santander Espanha (2)	108,643	(110)	188,337	1,540
Banco Santander International (4)	-	3,658	-	8,938
Others	-	616	-	1,709
Deposits	(1,336,734)	(75,248)	(1,169,362)	(30,454)
Banco Santander Espanha (2)	(2,433)	-	(1,556)	-
Zurich Santander Brasil Seguros S.A. (6)	(7,572)	-	(8,725)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(113,540)	-	(44,840)	-
Isban Brasil S.A. (4)	(7,237)	(501)	(22,232)	(987)
Produban Serviços de Informática S.A. (4)	(4,051)	(417)	(19,653)	(528)
Santander Brasil Gestão de Recursos Ltda. (6)	(67,441)	(2,211)	(39,361)	(2,980)
Fundo de Investimento Santillana (4)	(781,466)	(61,068)	(757,874)	(20,093)
Santander Brasil Asset (6)	(10,085)	(380)	(12,079)	(440)
Santander Securities Services Brasil DTVM S.A. (4) (9)	(207,623)	(6,697)	(208,059)	(4,714)
Santander Securities Services Brasil Participações S.A. (4)	(66,218)	(1,864)	(52,484)	(628)
Webmotors S.A. (3)	(65,651)	(2,032)	-	-
Others	(3,417)	(78)	(2,499)	(84)
Repurchase Commitments	(158,309)	(130,454)	(153,647)	(9,914)
Santander Brasil Gestão de Recursos Ltda. (6)	-	-	-	(128)
SAM Brasil Participações S.A. (6)	-	-	-	(3)
Fundo de Investimento Santillana (4)	(158,309)	(130,454)	(153,647)	(9,783)
Borrowings and Onlendings	(156,167)	-	(183,741)	-
Banco Santander Espanha (2)	(155,430)	-	(181,051)	-
Banco Santander S.A. (Uruguay) (4)	(158)	-	(2,158)	-
Banco Santander Río S.A. (4)	(444)	-	(532)	-
Banco Santander Totta, S.A. (4)	(135)	-	-	-
Dividends and Bonuses Payables	(4,819)	-	(3,810,624)	-
Sterrebeeck B.V. (2)	-	-	(2,003,291)	-
GES (2) (4)	-	-	(1,201,612)	-
SIH (4)	(4,819)	-	(15,419)	-
Banco Santander Espanha (2)	-	-	(589,227)	-
Banco Madesant (4)	-	-	(1,075)	-
Payables from Affiliates	(26,537)	(104,401)	(4,542)	(83,307)
Banco Santander Espanha (2)	(4,596)	(2)	(2,954)	-
Produban Servicios (4)	(7,066)	(8,210)	-	(575)
Isban Brasil S.A. (4)	(465)	(31,160)	(339)	(27,713)
Produban Serviços de Informática S.A. (4)	-	(46,917)	-	(45,514)
Ingeniería (4)	(7,500)	(7,500)	-	(1)
Santander Brasil Asset (6)	(73)	(444)	(70)	-
Santander Securities Services Brasil DTVM S.A. (4) (9)	(6,837)	(9,999)	(1,179)	(8,149)
Others	-	(169)	-	(1,355)
Debt Instruments Eligible to Compose Capital	(7,581,618)	(54,978)	(7,859,649)	(107,966)
Banco Santander Espanha (2) (8)	(7,581,618)	(54,978)	(7,859,649)	(107,966)
Donations	-	(4,854)	-	(4,770)
Santander Cultural	-	(1,004)	-	(670)
Fundação Sudameris	-	(3,500)	-	(3,100)
Fundação Santander	-	(350)	-	(1,000)
Other Payables - Other	(16,612)	(197,602)	(30,684)	(127,341)
Banco Santander Espanha (2)	-	(1,442)	-	(979)
Isban Brasil S.A. (4)	-	(83,476)	-	(80,308)
Produban Serviços de Informática S.A. (4)	-	(9,513)	-	(14,960)
Ingeniería (4)	-	(9,896)	-	(17,080)
Produban Servicios (4)	-	(8,288)	-	(7,375)
Aquanima Brasil Ltda. (4)	-	(6,411)	-	(6,019)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(13,207)	-	(30,684)	-
Santander Securities Services Brasil DTVM S.A. (4) (9)	(3,405)	(14,807)	-	-
TecBan (7)	-	(63,686)	-	-
Others	-	(83)	-	(620)

(1) Refers to investments in foreign currency (overnight) with maturity on April 3, 2017 and interest rates of 0.90% p.a. (12/31/2016 - with maturity on January 3, 2017 and interest rates of 0.68% p.a.) maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3) Controlled - Banco Santander.

(4) Controlled - Banco Santander Spain.

(5) Jointly Controlled - Banco Santander.

(6) Affiliate - Banco Santander Spain.

(7) Jointly Controlled - Santander Serviços.

(8)Refers to the portion acquired by the Parent Due to Regulatory Capital Optimization Plan held in the first half of 2014.

(9) On August 31, 2015 it was sold all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander Espanha (Note 15 and 37.d).

(10) At the ESM of March 3, 2016 was approved the change from the name of Banco Bonsucesso Consignado S.A. for Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Bacen on June 1, 2016 (Note 15).

(11) Corresponds to receivable values related to the Acquiring business.

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Asset Management	232,841	241,430	262,960	248,244
Checking Account Services	643,640	494,485	653,643	578,803
Lending Operations and Income from Guarantees Provided	273,933	266,994	370,145	337,867
Lending Operations	125,278	131,696	221,491	202,569
Income Guarantees Provided	148,655	135,298	148,654	135,298
Insurance Fees	480,483	471,526	587,924	484,965
Cards (Debit and Credit) and Acquiring Services	736,999	776,242	1,143,016	891,129
Collection	345,143	279,136	348,361	279,136
Brokerage, Custody and Placement of Securities	146,129	110,742	178,785	143,278
Others	34,404	42,120	164,156	127,052
Total	2,893,572	2,682,675	3,708,990	3,090,474

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Compensation	1,010,010	935,344	1,107,068	1,039,656
Charges	367,285	343,440	400,549	379,627
Benefits	330,467	339,567	355,371	368,055
Training	7,939	13,262	8,925	15,302
Others	4,831	10,708	9,223	10,822
Total	1,720,532	1,642,321	1,881,136	1,813,462

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Depreciation and Amortization (1)	823,931	773,268	945,906	868,411
Outsourced and Specialized Services	535,095	443,187	631,124	542,737
Communications	100,199	107,763	110,447	122,413
Data Processing	392,283	356,934	427,584	384,631
Advertising, Promotions and Publicity	55,538	49,289	66,364	62,402
Rentals	180,570	165,903	185,064	178,927
Transportation and Travel	34,612	47,234	42,344	59,337
Financial System Services	53,379	45,560	68,307	60,524
Security and Money Transport	149,368	162,236	149,685	177,011
Asset Maintenance and Upkeep	55,724	54,663	57,012	62,691
Water, Electricity and Gas	49,221	60,938	50,370	62,651
Materials	11,838	16,604	12,648	17,642
Others	87,551	85,451	137,452	126,480
Total	2,529,309	2,369,030	2,884,307	2,725,857

(1) Includes goodwill amortization of R$405,597 (2016 - R$444,391) Bank and R$455,660 (2016 - R$447,415) Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Cofins (Contribution for Social Security Financing) (1)	527,157	672,039	637,630	756,381
ISS (Tax on Services)	112,015	99,902	134,142	118,103
PIS/Pasep (Tax on Revenue) (1)	85,663	109,206	111,080	129,759
Others (2)	78,702	109,351	117,392	148,387
Total	803,537	990,498	1,000,244	1,152,630

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Net Income Pension and Capitalization	-	-	88,361	70,397
Reversal of Operational Provisions - Tax (Note 23.c)	116,105	-	61,358	-
Reversal of Provision for Financial Guarantees Provided (Note 22)	49,867	-	49,867	-
Monetary Adjustment of Escrow Deposits	106,082	134,361	149,654	192,166
Recoverable Taxes	69,645	53,041	91,722	70,761
Recovery of Charges and Expenses	276,757	348,687	208,606	276,054
Monetary Variation	307,575	246,810	308,256	246,864
Others	18,581	82,469	254,772	257,787
Total	944,612	865,368	1,212,596	1,114,029

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Operating Provisions
Tax (Note 23.c)	-	6,310	-	9,425
Labor (Note 23.c)	387,735	168,152	401,105	180,791
Civil (Note 23.c)	169,963	245,980	183,879	269,938
Credit Cards	373,759	487,616	398,190	334,859
Actuarial Losses - Pension Plan (Note 35.a)	48,542	67,890	47,922	67,900
Monetary Losses	612	1,426	2,077	1,580
Legal Fees and Costs	33,320	22,357	37,084	26,410
Serasa and SPC (Credit Reporting Agency)	14,192	26,665	15,097	28,816
Brokerage Fees	13,625	18,647	16,731	18,803
Commissions	6,669	11,976	216,099	107,841
Impairment	21,774	-	21,774	-
Others (1)	938,479	854,002	1,195,141	1,175,118
Total	2,008,670	1,911,021	2,535,099	2,221,481

(1) Includes, mainly, inflation adjustment of provisions for legal and administrative proceedings and legal obligations, provisions for the guarantee fund benefits and other provisions.

33. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Result of Investments	3,157	-	1,238	(778)
Result on Sale of Other Assets	(1,567)	9,850	(1,498)	9,954
Reversal (Recognition) of Allowance for Losses on Other Assets	(49,214)	(984)	(114,374)	(1,011)
Expense on Assets Not in Use	(3,667)	(3,606)	(3,941)	(4,755)
Gains (Losses) of Capital	(1,557)	(336)	(2,982)	396
Other Income (Expenses)	56,612	20,947	53,157	21,586
Total	3,764	25,871	(68,400)	25,392

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Income Before Taxes on Income and Profit Sharing	3,595,852	4,497,202	4,078,499	4,835,241
Profit Sharing (1)	(296,627)	(298,329)	(319,190)	(318,360)
Unrealized Results	-	-	(107)	19,836
Income Before Taxes	3,299,225	4,198,873	3,759,202	4,536,717
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(1,484,651)	(1,889,493)	(1,691,641)	(2,041,523)
Equity in Subsidiaries (2)	209,419	59,214	2,304	135
Nondeductible Expenses, Net of Non-Taxable Income	86,083	46,622	98,849	69,745
Exchange Variation - Foreign Branches	(474,865)	(1,740,862)	(474,865)	(1,740,862)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	460,243	405,552	460,243	261,554
Effects of Change in Rate of CSLL (3)	-	-	32,517	22,836
Other Adjustments Social Contribution Taxes 5% (4)	(278,033)	(34,069)	(294,431)	(47,337)
Other Adjustments, Including Profits Provided Abroad	10,141	181,885	21,753	173,385
Income and Social Contribution Taxes	(1,471,663)	(2,971,151)	(1,845,271)	(3,302,067)

(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operate a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the local currency (real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the accumulated of period ended on March 31, 2017 an loss of R$1,066 million (2016 - R$3,786 million). On the other hand, the derivatives contracted to cover these positions generated a gain in "Derivatives Transaction" of R$2,033 million (2016 - R$7,220 million). The tax effect of these derivatives impacted the Tax Expenses line generating a tax loss of R$967 million (2016 - R$3,434 million) represented by R$95 million (2016 - R$336 million) of PIS/Cofins and R$872 million (2016 - R$3,098 million) IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996 (Note 35.a.II).

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010 (Note 35.a.II).

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010 (Note 35.a.II).

II) Sanprev - Santander Associação de Previdência (Sanprev)

Entity closed complementary pension that administered three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of transfer of management of these plans to Banesprev occurred in January 2017. At the stage of requesting the process of closure of the operating permit with PREVIC.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors on March 31, 2017 was R$20,971 (2016 - R$20,722) Bank and R$21,371 (2016 - R$21,648) Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				03/31/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations (1)		(19,271,793)	(3,300)	(1,255,406)
Fair Value of Plan Assets (1)		17,999,621	4,473	1,662,153
		(1,272,172)	1,173	406,747
Being:
Superavit (1)		502,860	1,173	406,747
Deficit		(1,775,032)	-	-
Amount not Recognized as Assets (1)		372,398	1,173	406,747
Net Actuarial Asset (Note 12)		130,462	-	-
Net Actuarial Liability (Note 22)		(1,775,032)	-	-
Payments Made		5,630	-	110
Revenues (Expenses) Recorded (Note 32)		(51,425)	-	(110)
Other Equity Valuation Adjustments		(3,063,761)	488	(672)
Actual Return on Plan Assets		3,066,623	995	361,089

				Bank
				03/31/2016
			Santander-
	Banesprev (2)	Sanprev	previ (2)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,853,880)	(371,542)	(3,377)	(1,097,263)
Fair Value of Plan Assets	13,776,984	695,021	3,938	1,416,380
	(2,076,896)	323,479	561	319,117
Being:
Superavit	136,666	323,479	561	319,117
Deficit	(2,213,561)	-	-	-
Amount not Recognized as Assets	136,666	323,479	561	319,117
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability	(2,213,561)	-	-	-
Payments Made (1)	236,632	-	-	118
Revenues (Expenses) Recorded (Note 32)	(67,255)	(517)	-	(118)
Other Equity Valuation Adjustments	(1,903,040)	(10,989)	487	(672)
Actual Return on Plan Assets	1,150,251	118,029	490	104,068

				Consolidated
				03/31/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations (1)		(19,510,420)	(3,300)	(1,255,406)
Fair Value of Plan Assets (1)		18,450,290	4,473	1,662,153
		(1,060,130)	1,173	406,747
Being:
Superavit (1)		714,902	1,173	406,747
Deficit		(1,775,032)	-	-
Value Unrecognized as Asset (1)		561,241	1,173	406,747
Net Actuarial Asset (Note 12)		153,661	-	-
Net Actuarial Liability (Note 22)		(1,775,032)	-	-
Payments Made (1)		5,633	-	110
Revenues (Expenses) Recorded (Note 32)		(51,432)	-	(110)
Other Equity Valuation Adjustments		(3,073,095)	488	(672)
Actual Return on Plan Assets		3,153,857	995	361,089

				Consolidated
				03/31/2016
			Santander-
	Banesprev (2)	Sanprev	previ (2)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,053,213)	(371,885)	(3,377)	(1,097,263)
Fair Value of Plan Assets	14,159,443	695,523	3,938	1,416,380
	(1,893,770)	323,638	561	319,117
Being:
Superavit	319,791	323,638	561	319,117
Deficit	(2,213,561)	-	-	-
Value Unrecognized as Asset	319,791	323,638	561	319,117
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability	(2,213,561)	-	-	-
Payments Made (1)	236,638	-	-	118
Revenues (Expenses) Recorded (Note 32)	(67,260)	(522)	-	(118)
Other Equity Valuation Adjustments	(1,903,040)	(10,989)	487	(672)
Actual Return on Plan Assets	1,170,637	117,923	490	104,068

(1) Includes amounts referring to the transfer of Sanprev Plans (Note 35.a.II), Present Value of Actuarial Obligations R$470,844 in the Bank and R$471,168 in Consolidated, Fair Value of Plan Assets R$797,480 in the Bank and R$797,974 in the Consolidated, Surplus R$326,636 in the Bank and R$326,806 in Consolidated and Amount not Recognized as Assets R$306,372 in the Bank and Consolidated.

(2) In the first quarter of 2016, as expected, the process of transfer to Banesprev of the welfare funds, pension complementation plan and pensions of former associate employees arising from the acquisition process of the former Banco Meridional, completed Under the defined benefit modality. In the line of contributions made, the increase in the contribution / payment amount had the extraordinary contribution of R$170 million.

Opening of actuarial gains (losses) by experience, financial assumptions and demographic assumptions as of December 31, 2016 and 2015, valid for March 31, 2017 and 2016:

				Bank
				12/31/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(602,042)	(68,022)	240	(15,871)
Changes in Demographic Assumptions	(1,944,759)	(43,885)	(241)	(122,567)
Changes in Financial Assumptions	(13,211)	8,553	-	(7,761)
Gain (Loss) Actuarial - Obligation	(2,560,012)	(103,354)	(1)	(146,199)
Return on Investment, Return Unlike Implied Discount Rate	1,284,302	68,933	545	194,225
Gain (Loss) Actuarial - Asset	1,284,302	68,933	545	194,225
Chance in Irrecoverable Surplus	87,831	56,733	(543)	(48,539)

				Bank
				12/31/2015
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(1,124,303)	(53,232)	(33,757)	(75,419)
Changes in Financial Assumptions	1,842,482	40,029	26,277	117,864
Gain (Loss) Actuarial - Obligation	718,179	(13,203)	(7,480)	42,445
Return on Investment, Return Unlike Implied Discount Rate	(284,131)	52,458	89	(45,454)
Chance in Irrecoverable Surplus	30,937	(36,737)	(2)	2,931

				Consolidated
				12/31/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(613,273)	(68,005)	240	(15,871)
Changes in Demographic Assumptions	(1,968,465)	(43,916)	(241)	(122,567)
Changes in Financial Assumptions	(13,671)	8,660	-	(7,761)
Gain (Loss) Actuarial - Obligation	(2,595,409)	(103,261)	(1)	(146,199)
Return on Investment, Return Unlike Implied Discount Rate	1,325,813	68,863	545	194,225
Gain (Loss) Actuarial - Asset	1,325,813	68,863	545	194,225
Chance in Irrecoverable Surplus	104,096	56,912	(543)	(48,539)

				Consolidated
				12/31/2015
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(1,137,425)	(53,078)	(33,757)	(75,419)
Changes in Financial Assumptions	1,864,840	40,064	26,277	117,864
Gain (Loss) Actuarial - Obligation	727,415	(13,014)	(7,480)	42,445
Return on Investment, Return Unlike Implied Discount Rate	(304,174)	52,286	89	(45,454)
Chance in Irrecoverable Surplus	40,737	(36,737)	(2)	2,931

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2016 and 2015, valid for March 31, 2017 and 2016:

				Duration (in Years)
			12/31/2016	12/31/2015
Banesprev
Plan I			11.47	11.44
Plan II			11.42	10.71
Plan III			8.44	8.33
Plan IV			16.34	16.38
Plan V			8.57	8.66
Pré-75			9.29	9.27
Meridional DCA, DAB e CACIBAN			6.22/5.56/6.58	6.62
Sanprev
Plan I			6.29	6.62
Plan II			12.87	15.85
Plan III			9.12	9.03
Bandeprev
Plan Básico			9.11	9.03
Plan Especial I			6.54	6.86
Plan Especial II			6.48	6.75
SantanderPrevi
SantanderPrevi			6.59	6.95

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to only a small closed group of former directors coming from the Banco Sudameris, being 100% funded by the Bank.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees from Foundation Sudameris and the cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

				Bank
		03/31/2017		03/31/2016
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,557,640)	(555,160)	(5,347,007)	(483,092)
Fair Value of Plan Assets	3,190,984	-	5,463,960	-
	(366,656)	(555,160)	116,953	(483,092)
Being:
Superavit	-	-	116,953	-
Deficit	(366,656)	(555,160)	-	(483,092)
Value Unrecognized as Asset	-	-	116,953	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(366,656)	(555,160)	-	(483,092)
Payments Made	13,895	8,420	11,879	7,275
Revenues (Expenses) Recorded	(25,060)	(14,648)	(13,936)	(14,083)
Other Equity Valuation Adjustments	(345,515)	(89,634)	21,658	(44,588)
Actual Return on Plan Assets	1,337,948	-	1,071,664	-

				Consolidated
		03/31/2017		03/31/2016
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,691,329)	(555,160)	(5,551,642)	(483,092)
Fair Value of Plan Assets	3,310,895	-	5,673,071	-
	(380,434)	(555,160)	121,429	(483,092)
Being:
Superavit	-	-	121,429	-
Deficit	(380,434)	(555,160)	-	(483,092)
Value Unrecognized as Asset	-	-	121,429	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(380,434)	(555,160)	-	(483,092)
Payments Made	14,224	8,420	12,127	7,275
Revenues (Expenses) Recorded	(25,840)	(14,648)	(14,314)	(14,083)
Other Equity Valuation Adjustments	(342,555)	(89,635)	27,008	(44,588)
Actual Return on Plan Assets	1,384,439	-	1,110,492	-

Opening of actuarial gains (losses) by experience, financial assumptions and demographic assumptions as of December 31, 2016 and 2015, valid for March 31, 2017 and 2016:

				Bank
		12/31/2016		12/31/2015
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(1,115,634)	36,566	(439,599)	18,461
Changes in Financial Assumptions	(440,340)	(81,233)	633,225	61,650
Changes in Demographic Assumptions	-	(379)	-	-
Gain (Loss) Actuarial - Obligation	(1,555,974)	(45,046)	193,626	80,111
Return on Investment, Return Unlike Implied Discount Rate	696,589	-	562,670	-
Gain (Loss) Actuarial - Assets	696,589	-	562,670	-
Chance in Irrecoverable Surplus	366,656	-	(116,953)	-

				Consolidated
		12/31/2016		12/31/2015
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(1,153,410)	36,566	(452,011)	18,461
Changes in Financial Assumptions	(456,719)	(81,233)	657,204	61,650
Changes in Demographic Assumptions	-	(379)	-	-
Gain (Loss) Actuarial - Obligation	(1,610,129)	(45,046)	205,193	80,111
Return on Investment, Return Unlike Implied Discount Rate	718,628	-	581,755	-
Gain (Loss) Actuarial - Obligation	718,628	-	581,755	-
Chance in Irrecoverable Surplus	380,434	-	(121,429)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2016 and 2015, valid for March 31, 2017 and 2016:

				Duration (in Years)
Plans			12/31/2016	12/31/2015
Cabesp			12.93	12.84
Law 9,656 /1998			-	27.69
Bandepe			14.57	12.68
Free Clinic			11.03	10.90
Lifelong Directors			9.12	8.90
Circular (1)			12.91 e 10.05	13.16 and 9.94
Life Insurance			7.68	8.14

(1) The duration 12.91 (12/31/2015 - 13.16) refers to the plan of Former Employees of Banco ABN Amro and 10.05 (12/31/2015 - 9.94) to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main asset categories as percentage of total assets of the plan as of December 31, 2016 and 2015, valid as of March 31, 2017 and 2016, are as follows:

			Bank/Consolidated
			12/31/2016	12/31/2015
Equity Instruments			1.0%	0.5%
Debt Instruments			98.2%	98.5%
Real Estate			0.3%	0.3%
Others			0.5%	0.7%

d) Actuarial Assumptions Adopted in Calculations

The actuarial assumptions adopted in the calculations as of December 31, 2016 and 2015, valid for March 31, 2017 and 2016, are as follows:

			Bank/Consolidated
		12/31/2016		12/31/2015
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.9%	10.8%	12.3%	12.00%
Rate Calculation of Interest Under Assets to the Next Year	10.9%	10.8%	12.3%	12.00%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pré 75 and (2) Cabesp.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects:

				Sensibility
		12/31/2016		12/31/2015
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	58,416	(24,839)	88,469	(150,372)
Effect on the Present Value of Obligations	532,768	446,061	719,789	(615,320)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors and informed to the Human Resources, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

In 2017, the current Banco Santander’s share-based compensation program is the Stock Option Plan for Share Deposit Certificates – Units (SOP 2013), approved on 29 April, 2013, held an EGM. The Long-Term Incentive Plan SOP 2014 and PSP 2013 were closed in 2016.

(i) Share Purchase Plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of vesting. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each exercise.

			SOP2013 (1)
TSR Position			% of Shares Exercisable
1°				100%
2°				75%
3°				50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of Return on Risk Weighted Assets (RoRWA).

For measurement of the fair value of the options in the plans based the following premises:

SOP 2013
Method of Assessment	Black&Scholes
Volatility	40.00%
Rate of Dividends	3.00%
Vesting Period	3 Years
Average Exercise Time	5 Years
Risk-Free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value for Shares	R$5.96

The average value of shares SANB11 (Shares of the Bank in BM&FBovespa) on March 31, 2017 was R$31.90 (12/31/2016 - R$19.94).

In the period ended March 31, 2017, no pro rata expenses were recorded (03/31/2016 - expense of R$14,934), related to the Stock Option Certificate (SOP). In the same period, there were no expenses related to the Long Term Incentive Plan - Investment in Certificate of Deposit of Shares - Units (PSP).

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on Dec/31/2015	12,663,604
Cancelled Options (SOP 2013)	(1,346,779)	12.84	2013	Executives	06/30/2016	06/30/2018
Exercised Options (SOP 2013)	(6,377,786)	12.84	2013	Executives	06/30/2016	06/30/2018
Granted Options (SOP 2013)	220,606	12.84	2013	Executives	06/30/2016	06/30/2018
Cancelled Options (PSP 2013)	(298,446)		2013	Executives	08/13/2013	06/30/2016
Exercised Options (PSP 2013)	(2,147,515)		2013	Executives	08/13/2013	06/30/2016
Canceled Options (SOP 2014)	(34,196)	14.31	2011	Executives	06/30/2014	06/30/2016
Exercised Options (SOP 2014)	(693,230)	12.72	2011	Executives	06/30/2014	06/30/2016
Balance Plans on Dec/31/2016	1,986,258
Cancelled Options (SOP 2013)	-	12.84	2013	Executives	06/30/2016	06/30/2018
Exercised Options (SOP 2013)	(582,485)	12.84	2013	Executives	06/30/2016	06/30/2018
Granted Options (SOP 2013)	-	12.84	2013	Executives	06/30/2016	06/30/2018
Cancelled Options (PSP 2013)	-		2013	Executives	08/13/2013	06/30/2016
Exercised Options (PSP 2013)	-		2013	Executives	08/13/2013	06/30/2016
Canceled Options (SOP 2014)	-	14.31	2011	Executives	06/30/2014	06/30/2016
Exercised Options (SOP 2014)	-	12.72	2011	Executives	06/30/2014	06/30/2016
Balance Plans on Mar/31/2017	1,403,773
SOP 2014	-	12.72	2011	Executives	06/30/2014	06/30/2016
SOP 2013	1,403,773	12.84	2013	Executives	06/30/2016	06/30/2018
PSP 2013	-		2013	Executives	08/13/2013	06/30/2016
Total	1,403,773

f.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long-Term Incentive Global Plan CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016 a stock delivery plan called 2nd Long-Term Incentive Global Plan CRDIV – Grant 2015 was launched.

Global Plan Fair Value

Long-Term Incentive Global Plan CRDIV – Grant 2014

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan. The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long-Term Incentive Global Plan CRDIV - Grant 2014
				2 Years	3 Years	4 Years
Future Income Dividend				11.10%	10.80%	9.50%
Expected Volatility				32.70%	34.70%	36.90%
Volatility Comparator				12% -52%	16% - 56%	16% - 52%
Risk-Free Interest Rate				1.70%	2.10%	2.50%
Correlation				0.55	0.55	0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais, that was converted to Group's (SAN) by the cotation of R$19.2893, that will be delivered in shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Indicators - Stage 1

• RTA vs Competitors

• ROTE Bank vs Budget

Indicators - Stage 2

• RTA vs Competitors

• ROTE Bank vs Budget

• Employee Satisfaction

• Customer Satisfaction

• Corporate Entailment vs Budget

Each executive has a target in Reais. If the indicators are reached, the target will be converted to Group's shares (the shares will be paid by Banco Santander Spain) awarded in 2019, with one year restriction after the delivery.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	Jan/2014	Dec/2017
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan/2015	Dec/2018
Balance Plans on December 31, 2016	3,388,106

In the period ended March 31, 2017, pro rata expenses were recorded in the amount of R$1,101 (03/31/2016 - no expenses were recorded), referring to the costs on the respective dates of the aforementioned cycles, for the total plans Of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable compensation shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Compensation Committee and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the Financial Stability Board (FSB) agreed at G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as showed below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable compensation is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three following years to the reference year.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

On October 25, 2016, the Board of Director approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 21, 2016.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares (SANB11). On the period ended on March 31, 2017, we recorded expenses in the amount of R$6,881 (03/31/2016 - revenues in the amount of R$5,765) Bank and R$6,826 (03/31/2016 - revenues in the amount of R$5,897) Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on March 31, 2017, there were recorded revenues of R$14,958 (2016 - expenses in the amount of R$3,821) Bank and R$14,932 (2016 - expenses in the amount of R$4,159) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

- Operational risk is the risk of loss occurred by inadequacy or failures with process, people, systems and / or from exposure to external events. Management and control of operational risk are supported by the model of lines of defense, where roles and responsibilities are assigned to all layers of the organization to the topic of operational risks.

The Non-Financial Risks area is responsible for the 2nd line of defense, defining policies, methodology and tools for risk management, as well as challenge the 1st line of defense (other areas).

The model allows continuous improvement in the management and control of operational risks, prevention and reduction of losses and risk events, identification of action plans and maintenance of business continuity, converging to the strengthening of the internal control environment.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your costumers for Money Laundering through the hiring of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, United Nations Organization (UN), European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

As a Financial Institution that recognizes the threats and issues involving money laundering and terrorism financing, as well as the effects these practices have on our society and financial market, Banco Santander (Brasil) S.A. maintains a legal and regulatory compliance program which seeks the prevention and combat of these illegal activities.

- Reputational Risk is the risk of the Bank suffer damages and significant financial losses caused by the opinion that its customers, investor and public have about the Bank's relationship with all elements that compose the society.

Management and control of risks in the Conglomerate Santander is structured into three lines of defense, which develop three different functions.

i. Management of risks from their generation;

ii. Control and consolidation of risks, overseeing their management; and

iii. Independent review of the risk activity.

The three lines of defense should have sufficient separation and independence to not compromise the effectiveness of the general scheme.

Without prejudice to the above indicated independence, the three lines of defense should act in unison to maximize their efficiency and boost their effectiveness.

First Line of Defense: Generation and Risk Management

Lines of business or activities that create exposure to a risk are the first line of defense. The generation of risk in the first line of defense should be adjusted to appetite and the limits defined. In order to carry out its role, the first line of defense should be equipped with resources in order to be able to identify measure, manage and report the risks assumed.

Second Line of Defense: Control and Supervision of Risks

The second line of Defense, represented by the Executive Vice Presidency of Risks (from now, VPE of Risks), is composed of specialized teams in risk control and supervision of their management. This second line of defense should safeguard the effective control of risks and ensure that they are managed in accordance with the risk appetite defined by the Conglomerate Santander.

Third Line of Defense: Internal Audit

Internal Auditing, acting as the last layer of control in the Conglomerate Santander, should regularly evaluate that policies, methods and procedures are adequate, and check that they are effectively implemented in the management.

Corporate Governance Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if your profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and local audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

Credit Risk Management

The credit risk management provides subsidies to the development of strategies as risk appetite, beyond boundaries, covering the exposure analysis and trends, as well as the effectiveness of the credit policy. The goal is to keep a risk profile and a minimum appropriate return to compensate for the estimated default rates, both the client and the wallet, as defined by the Executive Committee and Board of Directors.

Credit risk management is specialized in function of the characteristics of customers, being segregated between individual clients (with dedicated analysts tracking) and customers with similar characteristics (standardized):

• Individualized Management – is performed by a risk analyst set, which prepares analyses, forwards to the Committee and monitories the risk evolution of the client. Also covers customers of the wholesale segment: Corporate and Global Corporate Banking (from now GCB), financial institutions and certain enterprises; and

• Standardized Management - dedicated to individuals and companies not framed as individual customers. It is based on automated decision-making models and internal risk assessment, supplemented by commercial competence and specialized analysts teams to handle exceptions.

The profile of credit risk assumed by the Bank is characterized by a diverse geographic distribution and prevalence of retail banking operations. Macroeconomic aspects and market conditions, as well as the sectorial and geographical concentration, the profile of the customers and the economic perspectives are also evaluated and found to be adequate in measuring credit risk.

The risk involved in the loan, the borrower, counterparty identification, risk classification in different categories, the granting of credit and periodic assessments of the levels of risk are procedures that corroborate for the determination of volumes of guarantees and provisions necessary for credit operations that are carried out in accordance with the regulations in force and with the proper security.

The policies, systems and procedures used are reassessed annually to be always according to the needs of the risk management and to the current market scenarios.

a) Rating Models

The Bank uses its own models score/rating, to measure the quality of a customer's credit or an operation. Each rating is related to a probability of default or non-payment, determined from the historical experience of the institution, with the exception of a few regarded portfolios as Low Default Portfolios using market data to predict defaults. The scores/ratings are used in the process of approval and monitoring of risk.

The ratings assigned to customers are reviewed periodically, incorporating the new information available and the experience developed in the banking relationship. The frequency of these new reviews is greater for customers who reach certain levels in the automatic systems and to those classified as special monitoring.

The Global qualification tools are those applied to segments of sovereign risk, financial institutions and global customers of wholesale (GCB), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on coefficients of balance sheets or macro-economic variables, complemented by the analyst's judgment and are reviewed to ensure that the qualifications for those assigned are progressively improved.

In the case of companies and private institutions, a single methodology was set to develop a rating in each country, based on the same modules that previous ratings: quantity or automatic (in this case, analyzing the credit behavior of a sample of clients in relation to their financial States), qualitative or revision made by the analyst with final adjustments.

For customers with standardized management, both legal persons as individuals, there are scoring tools that automatically assign a note to client.

These tools are complemented with performance models, which allow a greater predictability of risk taken and which are used for preventive activities and marketing.

b) Credit Risk Cycle

The process of credit risk management is to identify, measure, analyze, manage, negotiate and decide about the exhibitions which Conglomerate Santander companies are subject. The cycle of credit risk management has different functions to each of the three phases:

• Pre-sale: includes the processes of planning, goal setting, risk analysis, risk appetite definition, approval of new products and processes of credit rating;

• Sale: decision making for pre-ranking and specific operations; and

• Post Sale: covers the processes of monitoring, measurement and control, in addition to the management of the process and recovery.

This process is followed by the Board of Directors and the Executive Board of the Bank that approves the policies and procedures of risks, the limits, the delegations of jurisdictions in addition to supervise the activities of the Vice Presidency.

Planning and Risk Limits

The risk limit establishes the Bank's interest by evaluating business proposals and the risk position. It is defined through risk appetite approved by the management of the Conglomerate and of the units.

As a pre requirement for the Bank’s strategic planning it’s defined, risk appetite limits are defined. Metrics and limits are approved by the Executive risk committee, by de board of directors, according to the governance stablished in the Banco Santander Risk Corporative framework.

The limits are based on two basic structures: clients/segments and products.

In the case of individual risks, the most basic level is the client, for which are established individual limits.

For GCB customers is used a pre-ranking model based on a measurement and monitoring system of economic capital. Regarding the Corporate segment, a operational limits model simplified for clients who meet certain requirements (high knowledge, rating, among others).

In the case of standardized risks, risk limits are set by automatic tools (massive approval), that different rules apply according to the product, credit profile and risk of the customer and are described in the Commercial Strategic Planning (PEC), which is a document previously agreed by the Commercial area and contains the expected results in terms of risk/return.

Risk Analysis

Consists in examine the capacity of the counterpart in stand up to their contractual obligations with the Bank and/or Companies of the Conglomerate Santander.

Through expert analysis or statistical models, is assigned a rating that reflects the probability of occurrence of default.

This analysis is carried out at least annually, and may be viewed with greater frequency if the risk profile of the customer requests (due to centralized alert systems or visits of the Manager or credit analyst) or if there are specific operations outside the stablished credit limits.

Decision-Making About Proposals

Aims to analyze and adopt resolutions, according to pre-established policies, taking into consideration the risk appetite and any important operation elements to evaluate the risk and return.

The Bank Santander uses, among others, the Risk Adjusted to the Return on Capital (RORAC) methodology for the analysis and pricing in decision-making on operations and business, especially in the largest Conglomerates (wholesale segment).

Retail operations are released from approved limits via standardized form or through exception procedures, using judgmental elements as preset jurisdiction.

Risk Monitoring

Preventive detection of deterioration in the credit quality of the operation is the responsibility of the business manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a process of permanent observation for early identification of incidents that may arise in the development of operations, clients and your environment.

This monitoring can result in customer classification in FEVE (Special Surveillance Firms), which is a system that allows differentiation of the management level and the action to be taken on a case by case basis.

These customers are reviewed every six months or every quarter for cases of more severe categories. The classification FEVE can also arise from the review carried out by the internal audit.

Daily routines extracted from specific systems are used, at the individual level, with the aim of controlling the proper use of granted limits. In this same level, is done fill control guarantees, for centralized management area.

In the case of the risks in the standardized level, the key indicators (concentration, loss of credit and fulfillment of budget) are monitored in order to detect variations in the performance of the portfolio compared to projections carried out in PEC.

The reassessment of risk in the client level occurs from the monthly calculation of risk through behavioral models, you might consider, for example, variables relating to late payment and external constraints.

Indicators are analyzed to measure performance and adherence of decisions taken, in order to determine possible adjustments in the levels of delegated jurisdiction.

Provisions

The Banco Santander constitutes provision in accordance with the current legislation of the Central Bank, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Circular letter of Bacen 2,899/2000, sorting by rating credit operations and determines the minimum percentage of required provision (Note 8.e).

Credit Recovery

The Recovery business area is responsible for managing the non-performing portfolio. The area has the role to define, implement and monitor strategies and performances related to the delinquent customer portfolios, seeking to ensure maximum efficiency in the recovery and considering all legal requirements. The area uses statistical tools to study the behavior of customers by drawing more assertive strategies for recovery.

One of the tools used is the behavioral score used to study the performance of different groups, seeking recovery of business, cost reduction and achieve pre-established goals. Customers most likely to pay are classified as low-risk customers with low probability of payment are classified as high risk, determining the intensity of the charge.

The performances of the collection channels are defined by the "Map of Responsibility", a document that uses the time of default versus the risk of value, and other characteristics used to compose the definition of strategies.

The Bank use some specific charges according to the public as detailed below:

• Internal teams specialized in restructuring and credit recovery with direct management of delinquent customers with overdue more than 60 days and higher values; and

• Specialized external offices to collect, report and assess high-risk customers. These offices are commissioned according to pre-established percentages applied to the amounts recovered.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy, in which case only the credit rights are sold, all relationship and transactional means remain in the Bank.

Sales Portfolio of Defaulted Loans

Focusing on operations in injury situation, the sales are held periodically through competitive or bilateral auction processes, in which it evaluates the conditions, characteristics and selling price of the portfolios that will be offered to potential investors.

Structure of Capital Management

The implemented capital management model has an adequate and well defined structure and the actions taken are planned and effective, allowing a safe control and an efficient use of the capital.

The established structure has a segregation of duties by specialized area, as follows:

i) Risk Area – responsible for identifying, modeling and controlling of the risks;

ii) Financial Area – responsible for the control, the assessment and the reports of the capital consumption; and

iii) Capital Management Area - responsible for the planning and the capital management.

All the processes, calculations and models involved in capital management are audited and validated internally, having the results reported to the Management.

As the structure of risk management, it is based on three basic principles:

1. Segregation of Duties: a proper management and control of Capital requires a clear allocation of responsibilities among the different duties and areas involved in both local and corporate levels, as well as the coordination and cooperation among them to achieve the unit and the Group's objectives.

2. Organizational Structure: the local organizational structure involved in Capital management should be consistent with the corporate structure, without prejudice to the application of the proportionality principle.

3. Decisions by Collegiate Bodies: the establishment of collegiate bodies in the Capital Area ensures the contrast of opinions, preventing decisions taken individually, in local or corporate level.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, we have an institutional policy of capital management that serves as a guideline for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution CMN 3,988/2011.

Other Information

(i) The process of management, monitoring and capital control is carried out for both regulatory capital and economic. The management of regulatory capital is based on the analysis of the adequacy of capital through the Basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

Social and Environmental Risk

Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes principles and guidelines, and consolidates specific policies and procedures for social and environmental practices used in business and stakeholder relations, including risk management, impacts and opportunities. Santander has a statutory executive responsible for ensuring that this policy is adhered. The PRSA was reviewed in 2016 and continues to be a driver of social and environmental management. The governance of the PRSA has been consolidated in 2016, through the implementation of KPI´s panel, monitored by a group composed of the different areas, responsible for analyzing the progress and challenges involved in guaranteeing the compliance with its guidelines. Moreover, the Internal Audit department conducts the process of supervision of compliance with the commitments undertaken in relation to the Social and Environmental Responsibility Policy and associated policies. The PRSA is also monitored and assessed by the Sustainability Committee, advising the Board of Directors.

The commitments established in the PRSA are complemented by others detailed in policies such as Anticorruption Policy, Supplier Relation Policy, Human Rights policy, Social and Environmental Risk Policies. Among those, the Social Private Investment Policy aims to drive Santander Social Private Investment strategy, defining the guidelines for the creation and maintenance of the banks social programs.

Social and Environmental Risk is analyzed to mitigate operational risk issues, capital risk, credit risk and reputational risk.

Social and Environmental Risk management for Wholesales Banking is carried out through the analysis of the socio-environmental practices of clients that have limits or credit risk greater than BRL1 million. This analysis considers items such as contaminated land, deforestation, working conditions and other possible socio-environmental attention points in which there is a possibility of penalties and losses. A specialized team, with a background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, perform this procedure. The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients. The analysis focuses on preserving capital and reputation in the market and the dissemination of the practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank.

Since 2009, Santander has been a signatory of the Equator Principles to mitigate socio-environmental risks in the financing of large projects.

The credit rating process for clients from the Corporate sector - companies with revenue of more than BRL200 million - began to include a score for their social and environmental practices. The initiative known as Social and Environmental Rating, involves direct benefits for the client, which now has its social and environmental responsible practices rewarded with better credit terms; the Bank, which has strengthened its credit; and Society, by encouraging responsible practices in our clients´ business we are promoting and incentivizing corporate responsibility in different production chains and sectors.

Since 2007, the relationship between Santander and its suppliers is supported by the guidelines of the Global Compact - an initiative of the United Nations to adopt globally accepted practices in areas such as human rights, labor relations, environment and the fight against corruption. These guidelines are present in the bidding phase, approval and hiring process. During the approval process, suppliers are evaluated in technical, administrative, legal and socio-environmental aspects, and for 100% of suppliers considered critical, the Bank has a Supplier Qualification Index (IQF) which includes social and environmental issues. In the formalization of the provision of a service or acquisition of a good, the Bank uses contracts with clauses of social and environmental responsibility aligned with the guidelines of the Global Compact. We implemented the Corporate Framework of Agreements with Third Parties and Control of Suppliers, which defines guidelines for the regulation of relations between Grupo Santander entities and suppliers. The aim is to mitigate the risks inherent to the business, such as technological, operational and reputational risk - from the hiring process or the outsourcing of services to the implementation of the agreement. We have a comprehensive process for monitoring our suppliers during the provision of the service, checking taxes and labor obligations have been met and verifying transparency in their relations with the Public Authorities, allowing to take measures for the mitigation of risks. It considers risks such as technological and Operational, Reputational, Legal, Compliance, Sustainability, among others.

Based on internal and external regulations, including the Anti-Corruption Law 12,846/2013, we have adopted a series of policies and practices that regulate the issue, for example, through lectures, meetings, in-person training, as well as online courses in codes of ethics, the prevention of money laundering, information security and fraud prevention. The purpose of the online course in the Prevention and Combating of Corruption is to train, alert and educate employees on the risks involved in this issue and on compliance with the anti-corruption policy – and it is mandatory for all employees and trainees.

Risk Control Function

Both in the Corporation, as in all unit, there is an area responsible for risk control, which will provide a consolidated view of the risks of the entity and present the required critical analysis.

Provides control function to ensure that the entity does not expose itself to losses that may harm their solvency. For this, in addition to ensure effective control of risks and ensure that the same are managed according to the level of risk appetite set by management of the Conglomerate Santander and of the units, it should conduct a systematic review of exposures to different risks, proving that the levels of risks taken comply with the objectives and limits set.

Within the institution there is an area responsible for monitoring the metrics that delimit the risk appetite, providing a consolidate view of the entity’s risk.

The area has the function to ensure that the entity is not expose your losses that could impair its solvency. The Risk’s appetite controls are done and these controls are aligned and approved according to the established governance, thereby complying with the objectives and limits settled.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Mondadori de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A.  and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré CFI, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The execution of the operation shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ( "Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of Santander Finance Arrendamento Mercantil S.A. (actual name of PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

The Bank began to consolidate these companies from August 1, 2016

c) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super Pagamentos”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super Pagamentos, which shall result in the subscription and payment of new shares issued by Super Pagamentos, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super Pagamentos in R$31,128, through the issuance of 20 million new common shares.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamento total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

d) Other Corporate Movements

The following corporate acts were also carried out:

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory the group of shares representing its capital stock at the ratio of 100,000 (one hundred thousand) shares to one (1) common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from one million, three hundred and seventy thousand, nine hundred and fourteen (1,370,914) to thirteen (13) common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$ 11.22 (eleven reais and twenty two cents) per common share.

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

• On July 14, 2016, was concluded the sale of 100% of the shares representing the capital stock of Mantiq held by Banco Santander and Santander Participações to Angra Ventures Participações Ltda.

38. Subsequent Event

a) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of eighty million (80,000,000) Units issued by Banco Santander Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated twenty-two million (22,000,000) Units for the Brazilian offering and fifty-eight million (58,000,000) ADSs for the international offering. The price per Unit was set at twenty-five reais (R$25.00), resulting on a total amount of two billion reais (R$2,000,000,000.00). Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of twelve million (12,000,000) Units, exclusively in the form of ADSs also held by the Selling Shareholder.

b) Distribution of Interest on Company’s Capital

The Board of Directors, at the meeting held on April 25th, 2017, approved the Board of Executive Officers’ proposal for the distribution of Interest on Company’s Equity, in the gross amount of R$500,000, which, after the deduction of the amount related to the Income Tax Withheld at Source, pursuant to the laws in force, result the net amount corresponding to R$425,000.

39. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$36,470,189 (12/31/2016 - R$34,251,930) Bank and R$37,329,898 (12/31/2016 - R$35,063,909) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,604,395 (12/31/2016 - R$1,533,620) and the total amount of investment funds and assets managed is R$168,571,030 (12/31/2016 - R$158,734,033) recorded as off balance accounts.

c) The insurance contracted in effect on March 31, 2017, the global bank, fires, vehicles and other, have coverage amount of R$876,447 (12/31/2016 - R$876,519) Bank and R$883,806 (12/31/2016 - R$885,043) Consolidated and global bank, was hired insurance with coverage amount of R$148,499 (12/31/2016 - R$148,499) Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) As of March 31, 2017 and December 31, 2016, there were no related operations and obligations related to active operations. In the first quarter of 2016, revenues from related operations were recorded in the amount of R$170 and expenses related to the obligations related to operations related to R$170.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease.

Total future minimum payments of non-cancelable operating leases:

	03/31/2017	12/31/2016
Up to 1 Year	650,166	646,804
Between1 to 5 Years	1,777,534	1,789,670
More than 5 Years	455,824	496,802
Total	2,883,524	2,933,276

Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$972 (12/31/2016 - R$1,013) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the first quarter of 2017, were valued at R$167,041 (2016 - R$161,218).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option whose purpose all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation.

h) In the context of the operation, were granted between Banco Santander e Banco Bonsucesso S.A. (Banco Bonsucesso) the institutions a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Bonsucesso held by them, representing to 40.0% of the total capital of the company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded.

****

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Stament on the Financial Statements

In order to comply with article 25, § 1, item VI, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with Financial Statements prepared in accordance with BRGAAP of Banco Santander, for the period ended March 31, 2017 and the documents that compose them, as follows: Performance Review, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2017:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Statement on Independent Auditors' Report

In order to comply with article 25, § 1, item V, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with Financial Statements prepared in accordance with BRGAAP of Banco Santander which includes the 's Independent Auditors´ Report for the period ended March 31, 2017 and the documents that compose them, as follows: Performance Review, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2017:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer